Exhibit 2.1

PURCHASE AGREEMENT

BY AND AMONG

CHICAGO BRIDGE & IRON COMPANY N.V.,

as Seller Parent,

CB&I STONE & WEBSTER, INC.,

as the Company,

WSW ACQUISITION CO., LLC,

as Purchaser,

AND

WESTINGHOUSE ELECTRIC COMPANY LLC,

as Purchaser Parent

DATED AS OF OCTOBER 27, 2015

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3

		Page
12.18.	Mutual Release	77
12.19.	Non-Recourse	77
12.20.	Purchaser Parent Guaranty	78

SCHEDULES

Schedule 1.3(b) – Net Proceeds Earnout Amounts

Schedule 1.3(c) – Milestone Payments

Schedule 1.3(d) – Covenants for Deferred Purchase Price, Net Proceeds Earnout Amounts and Milestone Payments

Schedule 1.4(f) – Sample Calculation of Net Working Capital Amount

Schedule 6.6 – Restructuring Transactions

Schedule 11.1(a) – Agreed Principles

Schedule 11.1(b) – Amended CB&I Affiliate Scope Contracts and Amended Containment Vessel Contracts

Schedule 11.1(c) – Form of Trademark and Domain Name Assignment Agreement

Schedule 11.1(d) – Terms of Transition Services Agreement

Seller Disclosure Schedule

4

PURCHASE AGREEMENT

This Purchase Agreement (this “Agreement”) is made and entered into as of October 27, 2015, by and among Chicago Bridge & Iron Company N.V., a Dutch company (“Seller Parent”), CB&I Stone & Webster, Inc., a Louisiana corporation (the “Company”), Westinghouse Electric Company LLC, a Delaware limited liability company (“Purchaser Parent”), and WSW Acquisition Co., LLC, a Delaware limited liability company (“Purchaser”) and a direct, wholly owned subsidiary of Purchaser Parent. Capitalized terms used in this Agreement shall have the meanings set forth in Article XI of this Agreement.

RECITALS:

WHEREAS, Seller Parent, through the Company and its Subsidiaries, is engaged in the Business;

WHEREAS, Seller Parent indirectly owns, and The Shaw Group, Inc. (“Shaw”) directly owns, all of the issued and outstanding shares of capital stock of the Company (such equity interests, the “Transferred Equity Interests”);

WHEREAS, Seller Parent wishes to cause Shaw to sell to Purchaser, and Purchaser wishes to purchase from Shaw, the Transferred Equity Interests for the Aggregate Purchase Price and upon the terms and subject to the conditions hereinafter set forth;

WHEREAS, on the date hereof, Purchaser Parent and the Property Owners have entered into the Owner Settlement and Release Agreements, and Seller Parent and the Property Owners have entered into the Owner Releases;

WHEREAS, in connection with, and prior to, the consummation of the sale of the Transferred Equity Interests as contemplated hereby, Seller Parent shall, and shall cause its Subsidiaries to, effect the restructuring transactions contemplated by Section 6.6; and

WHEREAS, the parties desire to make certain representations, warranties, covenants and agreements in connection with the purchase and sale of Transferred Equity Interests and also to prescribe various conditions to the purchase and sale of Transferred Equity Interests.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

ARTICLE I

CLOSING DATE; EQUITY PURCHASE

1.1. Closing Date. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place (a) at the offices of Weil, Gotshal & Manges LLP located at 767 Fifth Avenue New York, New York 10153 on the third (3rd) Business Day following the satisfaction or waiver of all of the closing conditions set forth in Article VIII (other than those to be satisfied at the Closing but subject to the satisfaction or waiver of such conditions at the

Closing) or (b) at such other place and/or such other date and/or time as is mutually agreed to in writing by Seller Parent and Purchaser. The transactions contemplated by this Agreement shall be considered closed as of the Effective Time.

1.2. Purchase Price; Purchase of Transferred Equity Interests.

(a) The aggregate consideration for the purchase of the Transferred Equity Interests shall be an amount in cash equal to:

(i) (A) $0, less (B) the Closing Indebtedness Amount, (C) (x) if the amount of the Target Net Working Capital Amount exceeds the Net Working Capital Amount, less the amount by which the Target Net Working Capital Amount exceeds the Net Working Capital Amount and (y) if the Net Working Capital Amount exceeds the Target Net Working Capital Amount, plus the amount by which the Net Working Capital Amount exceeds the Target Net Working Capital Amount, less (D) the Company Transaction Expenses (the amount resulting from the calculation in this Section 1.2(a)(i), the “Closing Date Purchase Price”); plus

(ii) any Deferred Purchase Price that becomes due and payable to Seller Parent or any of its Affiliates in accordance with this Agreement; plus

(iii) any Net Proceeds Earnout Amounts that become due and payable to Seller Parent or any of its Affiliates in accordance with this Agreement; plus

(iv) any Milestone Payments that become due and payable to Seller Parent or any of its Affiliates in accordance with this Agreement (together with the Closing Date Purchase Price, Deferred Purchase Price and Net Proceeds Earnout Amounts, the “Aggregate Purchase Price”).

(b) Upon the terms and subject to the conditions set forth in this Agreement, at the Closing:

(i) If the Estimated Closing Date Purchase Price is less than zero, Seller Parent shall pay or cause to be paid to the account designated in writing by Purchaser at least three (3) Business Days prior to the Closing Date an amount in cash equal to the absolute value of the difference between the Estimated Closing Date Purchase Price and zero;

(ii) Seller Parent shall cause Shaw to sell, transfer, assign and deliver to Purchaser, free and clear of all Liens other than any restriction on transfer arising under any applicable securities Laws or any restrictions under the organizational documents of the Company and its Subsidiaries, and Purchaser shall purchase, acquire and accept from Shaw, the Transferred Equity Interests;

(iii) Purchaser shall deliver or cause to be delivered to Seller Parent: (A) a certificate, signed by an executive officer of Purchaser, dated as of the Closing Date, certifying the matters set forth in Section 8.2(a) and Section 8.2(b), (B) an executed counterpart of each Transaction Document (other than the Employee Matters Agreement and the Letter Agreement, which are being executed concurrently herewith) to which Purchaser or any of its Affiliates is a party, (C) an executed counterpart of each Amended Containment Vessel Contract to which Purchaser or any of its Affiliates is a party and (D) a Backstop L/C if required by Section 5.2(c); and

(iv) Seller Parent shall deliver or cause to be delivered to Purchaser: (A) a certificate, signed by an executive officer of Seller Parent, dated as of the Closing Date, certifying the matters set forth in Section 8.1(a) and Section 8.1(b), (B) a stock transfer agreement evidencing transfer of Shaw’s interest in the Transferred Equity Interests, (C) an executed counterpart of each Transaction Document (other than the Employee Matters Agreement and the Letter Agreement, which are being executed concurrently herewith) to which Seller Parent or any of its Affiliates is a party, (D) fully executed copies of each Amended CB&I Affiliate Scope Contract, (E) an executed counterpart of each Amended Containment Vessel Contract to which Seller Parent or any of its Affiliates is a party, (F) written resignations of the respective directors, officers and managers of the Company and its Subsidiaries, if requested by Purchaser, each in form and substance reasonably satisfactory to Purchaser, (G) written releases evidencing the satisfaction of the condition set forth in Section 8.1(d), (H) a statement, meeting the requirements of Treasury Regulations Section 1.1445-2(b), to the effect that Shaw is not a “foreign person” within the meaning of Section 1445 of the Code and the Treasury Regulations thereunder, and (I) an amount in cash equal to any Advance Payroll Deposits for which the applicable craft employees have not been paid prior to Closing.

1.3. Deferred Purchase Price; Net Proceeds Earnout Amounts; Milestone Payments.

(a) Purchaser shall pay or cause to be paid to an account designated in writing by Seller Parent or any of its Affiliates the Deferred Purchase Price as such Deferred Purchase Price becomes due.

(b) Purchaser shall pay or cause to be paid to an account designated in writing by Seller Parent or any of its Affiliates any Net Proceeds Earnout Amounts as such Net Proceeds Earnout Amounts become due pursuant to Schedule 1.3(b).

(c) Purchaser shall pay or cause to be paid to an account designated in writing by Seller Parent or any of its Affiliates any Milestone Payments as such Milestone Payments become due pursuant to Schedule 1.3(c).

(d) In connection with the Deferred Purchase Price, Net Proceeds Earnout Amounts and Milestone Payments, the parties agree to the covenants and other agreements set forth on Schedule 1.3(d).

1.4. Determination of the Purchase Price.

(a) At least three (3) Business Days prior to the Closing, Seller Parent shall deliver to Purchaser a statement (the “Closing Payment Statement”) setting forth Seller Parent’s good faith estimate of (i) the Closing Indebtedness Amount (as estimated, the “Estimated Closing Indebtedness Amount”), (ii) the Net Working Capital Amount (as estimated, the “Estimated Net Working Capital Amount”), (iii) the Company Transaction Expenses (as

estimated, the “Estimated Company Transaction Expenses”) and (iv) the resulting calculation of the Closing Date Purchase Price (as estimated, the “Estimated Closing Date Purchase Price”). Following delivery of the Closing Payment Statement, Seller Parent will, and will cause the Company and its Subsidiaries to, (A) provide reasonable access to Purchaser and its auditors, advisors and all other Representatives to all financial statements and supporting materials showing the calculation of each component, books, records and work papers used in preparing the Closing Payment Statement, in each case to the extent relating to the Closing Payment Statement, and (B) consider in good faith any comments to the Closing Payment Statement made by Purchaser.

(b) As promptly as possible following the Closing, but in any event within ninety (90) days after the Closing Date, Purchaser, working in conjunction with the Company and its Subsidiaries, shall deliver to Seller Parent a reasonably detailed statement, together with reasonable supporting material (the “Closing Statement”), setting forth Purchaser’s good faith calculations of the Closing Indebtedness Amount, the Net Working Capital Amount, the Company Transaction Expenses and the resulting calculation of the Closing Date Purchase Price. In connection with Seller Parent’s review of the Closing Statement, Purchaser shall, and shall cause the Company and its Subsidiaries to, provide reasonable access to Seller Parent and its auditors, advisors and all other Representatives to all financial statements and supporting materials showing the calculation of each component, books, records and work papers used in preparing the Closing Statement, in each case to the extent relating to the Closing Statement. If Seller Parent claims that Purchaser has failed to comply with its obligation under this Section 1.4(b) to provide access to books, records, and personnel, it may initiate the appointment of the Independent Auditor, which shall have the authority to determine if Purchaser has complied with its obligations to provide access and to order Purchaser to comply with any such obligations. If Seller Parent has any objections to the Closing Statement and/or any calculations set forth therein, Seller Parent shall deliver to Purchaser a statement setting forth its objections thereto and, in reasonable detail, the reasons therefor, a specific dollar amount related to each objection and Seller Parent’s alternative calculations with respect to each disputed item (the “Objections Statement”). If the Objections Statement is not delivered by Seller Parent within sixty (60) days after delivery by Purchaser of the Closing Statement to Seller Parent, the Closing Statement shall be final, conclusive, binding and non-appealable. If an Objections Statement is delivered by Seller Parent within sixty (60) days after delivery by Purchaser of the Closing Statement to Seller Parent, any item for which there is no objection specifically identified on the Objections Statement shall become final and binding upon the parties.

(c) If the Objections Statement is delivered by Seller Parent, then the Closing Statement and the calculations set forth therein, each as revised in accordance with this Section 1.4(c), shall become final and binding upon the parties on the earlier of (i) the date any and all matters specified in the Objections Statement are finally resolved in writing by Seller Parent and Purchaser and (ii) the date any and all matters specified in the Objections Statement not resolved by Seller Parent and Purchaser are finally resolved in writing by the Independent Auditor (it being understood that the Independent Auditor shall be functioning solely as an expert and not as an arbitrator). The Closing Statement and the calculations set forth therein shall be revised to the extent necessary to reflect any resolution by Seller Parent and Purchaser and any final resolution determined by the Independent Auditor in accordance with this Section 1.4(c). During the 30-day period immediately following the delivery of the Objections Statement (or such longer period as Seller Parent and Purchaser may agree in writing), Seller Parent and Purchaser shall negotiate in good faith to resolve any objections set forth in the Objections Statement. At the end of such 30-day period, Seller Parent and/or Purchaser may submit to the Independent Auditor for review and resolution in accordance with the terms and provisions hereof, any and all matters that remain in dispute with respect to the Objections Statement, the Closing Statement and the calculations set forth therein. Seller Parent and Purchaser shall use their commercially reasonable efforts to cause the Independent Auditor to resolve all such disputes as soon as practicable (which final resolution by the Independent Auditor shall be requested by Purchaser and Seller Parent to be delivered not more than thirty (30) days following submission of such disputed matters to the Independent Auditor), and Purchaser and Seller Parent shall reasonably cooperate with the Independent Auditor during its engagement. The Independent Auditor may consider only those items and amounts in the Closing Statement and the Objections Statement that Purchaser and Seller Parent are unable to resolve. In resolving any disputed item, the Independent Auditor may not assign a value to any item greater than the highest value for such item claimed by either Purchaser or Seller Parent or less than the lowest value for such item claimed by either Purchaser or Seller Parent. The Independent Auditor’s determinations shall be based solely on written submissions by Purchaser and Seller Parent that are in accordance with the applicable guidelines and procedures set forth herein (i.e., not on the basis of independent review) and on the definitions included herein. No party shall engage in any ex parte communications with the Independent Auditor. The determinations by the Independent Auditor shall: (A) be set forth in a brief written statement delivered to Purchaser and Seller Parent, (B) be final, conclusive, binding, non-appealable and incontestable by the parties hereto and each of their respective Affiliates and successors and permitted assigns, and (C) not be subject to dispute for any reason other than manifest error or fraud. The Closing Statement and the calculation of the Closing Indebtedness Amount, the Net Working Capital Amount, the Company Transaction Expenses and the resulting calculation of the Closing Date Purchase Price set forth therein (as applicable) shall be modified if necessary to reflect such determination(s). The fees and expenses of the Independent Auditor shall be paid by Purchaser, on the one hand, and/or Seller Parent, on the other hand, based upon the percentage that the disputed amount not awarded to each party bears to the amount in dispute. Notwithstanding anything in this Section 1.4 to the contrary, in connection with its determination related to any Objections Statement, the Independent Auditor shall not make any decision with respect to any Tax matters, which shall be determined exclusively in accordance with Article VII. If, before the Independent Auditor renders its determination with respect to the disputed items in accordance with this Section 1.4(c), (x) Purchaser notifies Seller Parent of its agreement with any items in the Closing Payment Statement or (y) Seller Parent notifies Purchaser of its agreement with any items in the Closing Statement, then, in each case, such items as so agreed will be final, conclusive and binding on all parties immediately upon such notice.

(d) For purposes hereof, the “Final Closing Indebtedness Amount,” “Final Net Working Capital Amount,” “Final Company Transaction Expenses” and “Final Purchase Price” shall respectively mean the Closing Indebtedness Amount, the Net Working Capital Amount, the Company Transaction Expenses and the Closing Date Purchase Price, as applicable, in each case, as finally determined pursuant to Section 1.4(b) or Section 1.4(c).

(e) Any difference between the Final Purchase Price and the Closing Date Purchase Price shall constitute an adjustment to the Aggregate Purchase Price, and the Aggregate Purchase Price, as adjusted, is referred to herein as the “Final All-In Purchase Price.”

(f) Each of the Closing Payment Statement and the Closing Statement shall be (i) in a format substantially similar to the sample calculation with respect to Net Working Capital Amount attached to this Agreement as Schedule 1.4(f), it being understood that in the event of an inconsistency between such illustrative calculation and the Agreed Principles, the Agreed Principles will prevail; (ii) prepared and determined from the books and records of the Company and its Subsidiaries and in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods indicated and with the Agreed Principles; and (iii) consistent with the provisions of this Agreement relating to the parties’ respective rights and obligations for the payment or reimbursement of costs and expenses.

(g) If the Final Purchase Price is less than the Estimated Closing Date Purchase Price, Seller Parent shall pay or cause to be paid to the account designated in writing by Purchaser within three (3) Business Days following the date on which the Final Purchase Price is determined pursuant to this Section 1.4, an amount equal to the absolute value of the difference between the Final Purchase Price and the Estimated Closing Date Purchase Price.

1.5. Withholding. Notwithstanding any other provision of this Agreement, and for the avoidance of doubt, (a) each payment made by a party or any Affiliate thereof pursuant to this Agreement shall be made net of any Taxes required by applicable Law to be deducted or withheld from such payment, and (b) any amounts deducted or withheld from any such payment shall be remitted to the applicable Taxing Authority and shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such withholding was required. Provided that Shaw delivers a certificate described in Section 1.2(b)(iv)(H), the parties do not currently anticipate that any payments made pursuant to this Agreement will be subject to any withholding Taxes. Notwithstanding the foregoing, if Seller Parent or Purchaser becomes aware that any amount is required to be so withheld, it shall promptly (and in any event, no later than five (5) Business Days prior to any such withholding) notify the other of any such required withholding, and the parties shall cooperate with each other in good faith to reduce or eliminate any such withholding Taxes.

1.6. Purchase Price Allocation. Within one hundred and twenty (120) days following the Closing Date, Purchaser shall prepare (or cause to be prepared) and deliver to Seller Parent a schedule (the “Allocation Schedule”) allocating the total consideration paid for the Transferred Equity Interests (and all other amounts payable and liabilities assumed pursuant to this Agreement or otherwise treated as consideration for federal income tax purposes) among the Company and its Subsidiaries and among the assets of the Company and its Subsidiaries, as applicable. Thereafter, Purchaser shall provide Seller Parent from time to time revised copies of the Allocation Schedule (the “Revised Statements”) so as to report any matter on the Allocation Schedule that needs updating (including adjustments made pursuant to Section 1.3 or Section 1.4, if any). The Allocation Schedule and the Revised Statements shall be prepared in accordance with Section 338 of the Code and the Treasury Regulations thereunder. The Allocation Schedule and the Revised Statements shall be deemed to be accepted by, and shall be final, conclusive and binding on, Seller Parent except to the extent, if any, that Seller Parent shall have delivered, within thirty (30) days after the date on which the Allocation Schedule or Revised Statement is delivered to Seller Parent, a written notice to Purchaser stating each and every item to which Seller Parent takes exception (it being understood that any amounts not disputed shall be final, conclusive and binding). If a change proposed by Seller Parent is disputed by Purchaser, then Purchaser and Seller Parent shall negotiate in good faith to resolve such dispute. If, after a period of twenty (20) days following the date on which Seller Parent gives Purchaser notice of any such proposed change, any such proposed change still remains disputed, then Seller Parent and Purchaser shall submit the remaining disputes to the Independent Auditor to be resolved in accordance with the procedures set forth in Section 1.4. Promptly upon receiving the final and binding Allocation Schedule and Revised Statement, Purchaser and Seller Parent shall return an executed copy thereof to the other party. Purchaser and Seller Parent shall file (or cause to be filed) all federal, state and local Tax Returns (such as IRS Form 8883 or any other forms required to be filed pursuant to Section 338 of the Code or any comparable provisions of Law) in accordance with the Allocation Schedule and the Revised Statements, and shall take and cause to be taken no position contrary thereto or inconsistent therewith in any amended return or claim for refund, any examination or audit by any Taxing Authority, or any other proceeding, except to the extent otherwise required by Law.

ARTICLE II

REPRESENTATIONS AND WARRANTIES RELATING TO THE COMPANY

Except as set forth in, or qualified by any matter set forth in, the disclosure schedule delivered by Seller Parent and the Company at or prior to the execution of this Agreement (the “Seller Disclosure Schedule”), each of Seller Parent and the Company hereby represents and warrants to Purchaser on a joint and several basis as follows:

2.1. Organization and Good Standing. The Company and each of its Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is incorporated, formed or organized, as applicable. The Company and each of its Subsidiaries has all requisite power and authority to own and lease its properties, to carry on its business as presently conducted and to carry out the transactions contemplated hereby, except where the failure to have such power and authority would not have a Material Adverse Effect. The Company and each of its Subsidiaries is duly qualified or authorized to do business as a foreign entity and is in good standing under the laws of each jurisdiction in which the conduct of its business or the ownership of its properties requires such qualification or authorization, except where the failure to be so qualified, authorized or in good standing would not have a Material Adverse Effect. The Company and each of its Subsidiaries has made available to Purchaser true, correct and complete copies of its certificates of incorporation, bylaws and stockholders’ or governance agreements (or comparable organizational documents) (collectively, the “Organizational Documents”).

2.2. Authority. The Company and each of its Subsidiaries has all requisite authority and power to execute, deliver and perform each Transaction Document to be executed by such Person hereunder (the “Company Documents”) and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and each Company Document and the consummation of the transactions contemplated hereunder and thereunder have been duly and validly authorized by all necessary action on the part of such Person. This Agreement has been, and each of the Company Documents to be executed by such Person will be at or prior to the Closing, duly and validly executed and delivered by such Person and (assuming the due authorization, execution and delivery by the other parties hereto and thereto) this Agreement constitutes, and the Company Documents to be executed by such Person when so executed and delivered will constitute, legal, valid and binding obligations of such Person, enforceable against it in accordance with its and their terms, except to the extent limited by General Enforcement Limitations.

2.3. Capitalization. Schedule 2.3 of the Seller Disclosure Schedule sets forth, as of the date hereof, the (a) authorized equity interests of the Company and each of its Subsidiaries, (b) equity interests of the Company and each of its Subsidiaries issued and outstanding, (c) equity interests in the treasury or owned by the Company and each of its Subsidiaries, and (d) equity interests reserved for issuance under the equity incentive plans of the Company and each of its Subsidiaries. All of the outstanding equity interests of the Company and each of its Subsidiaries is duly authorized, validly issued, fully paid and non-assessable and are indirectly owned by Seller Parent, free and clear of any Liens other than any restriction on transfer arising under any applicable securities Laws or any restrictions under the organizational documents of the Company or its Subsidiaries, as applicable, or any other Permitted Liens, which will be discharged on or prior to the Closing Date. Except as set forth on Schedule 2.3 of the Seller Disclosure Schedule, there are, and, upon the consummation of the transactions contemplated hereby, there will be, no (i) outstanding warrants, options, agreements, convertible securities, restricted securities, profits interests or other commitments or instruments pursuant to which the Company or any of its Subsidiaries is or may become obligated to issue or sell any securities of the Company or any of its Subsidiaries, or that are valued by reference, in whole or in part, to any securities of the Company or any of its Subsidiaries, or (ii) preemptive or similar rights to purchase or otherwise acquire any securities of the Company or any of its Subsidiaries pursuant to any provision of Law, the Organizational Documents in effect as of the date of this Agreement, or any agreement to which the Company or any of its Subsidiaries is a party. Except as set forth on Schedule 2.3 of the Seller Disclosure Schedule, there are no outstanding or authorized stock appreciation, phantom stock, profit participation or similar rights with respect to the equity interests of any of the Company or any of its Subsidiaries. None of the Company or its Subsidiaries has any authorized or outstanding bonds, debentures, notes or other indebtedness, the holders of which have the right to vote (or convertible into, exchangeable for, or evidencing the right to subscribe for or acquire securities having the right to vote) with the equity holders of the Company or its Subsidiaries on any matter. There are no irrevocable proxies and no voting agreements with respect to any equity interests of any of the Company or its Subsidiaries. There are no declared but unpaid dividends or distributions with regard to any issued and outstanding equity interests of any of the Company or its Subsidiaries. There is no existing option, warrant, call, right or Contract to which the Company or any of its Subsidiaries is a party requiring, and there are no convertible securities of the Company or any of its Subsidiaries outstanding that upon conversion would require, the issuance of any shares of capital stock or other equity interests of any the Company or any of its Subsidiaries or other securities convertible into shares of capital stock or other equity interests of the Company or any of its Subsidiaries.

2.4. No Conflicts. The execution, delivery and performance by the Company of this Agreement and the other Transaction Documents to which the Company or any of its

Subsidiaries is a party and the consummation of the transactions contemplated hereby and thereby will not (with or without the passage of time or giving of notice, or both): (a) violate or conflict with the Organizational Documents; (b) result in the creation or imposition of any Lien against any of the Company’s or any of its Subsidiaries’ assets or property, other than Permitted Liens; (c) except as set forth on Schedule 2.4 of the Seller Disclosure Schedule, violate, conflict with, result in a breach of, effect acceleration of, or result in termination or cancellation of, or constitute (with due notice, lapse of time, or both) a default under, or require the consent of, notice to or other action by any Person under, any terms or conditions of any Contract of the Company or any of its Subsidiaries or any Permit or Order to which the Company or any of its Subsidiaries is, or any of their respective properties are, bound; (d) result in any change of control, consent fee or success fee payable to any third party; or (e) violate any Law, in the case of clause (b), (c), (d) or (e), which would, individually or in the aggregate, have a Material Adverse Effect. No authorization, consent, approval or other Order of, or declaration or notice to or filing with, any Governmental Authority is required by or with respect to the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement and the other Transaction Documents to which such Person is a party and the consummation of the transactions contemplated hereby and thereby, except for such authorizations, consents, approvals, Orders, declarations, notices or filings (i) that if not made or obtained, would not, individually or in the aggregate, have a Material Adverse Effect or (ii) that are Regulatory Approvals.

2.5. Material Contracts. A list, which is true, correct and complete in all material respects, of the Material Contracts as of the date hereof is set forth on Schedule 2.5 of the Seller Disclosure Schedule. Except as would not have a Material Adverse Effect, (a) each Material Contract is valid, binding and enforceable and in full force and effect with respect to the Company or its Affiliates, as applicable, that is a party thereto, and, to the Knowledge of the Company and Seller Parent, the other party thereto; and (b) with respect to each Material Contract, neither the Company nor its Affiliates, as applicable, nor, to the Knowledge of the Company and Seller Parent, any other party is in breach or default under any Material Contract. To the Knowledge of the Company and Seller Parent, except as would not have a Material Adverse Effect, there is no threatened (in writing) termination of, or threatened (in writing) non-renewal of, any Material Contract.

2.6. Financial Statements .

(a) Seller Parent has delivered to Purchaser the financial statements of the Company and its Subsidiaries (adjusted to reflect the Business) included as Schedule 2.6(a) of the Seller Disclosure Schedule (collectively, the “Financial Statements”). The Financial Statements have been prepared in accordance with GAAP, except as otherwise indicated and subject to normal and recurring year-end adjustments (which are not material to the Business) and the absence of footnotes. The Financial Statements fairly present, in all material respects, the financial position and results of operations of the Company and its consolidated Subsidiaries (adjusted to reflect the Business), as applicable, as of the dates, and for the periods, indicated therein.

(b) Schedule 2.6(b) of the Seller Disclosure Schedule contains a list, which is true, correct and complete in all material respects, of all Indebtedness of the Company and its Subsidiaries as of the date hereof.

(c) The internal controls over financial reporting (“Internal Controls”) utilized by Seller Parent and the Company and its Subsidiaries with respect to the Business are designed to provide reasonable assurance (i) regarding the reliability of financial reporting and the preparation of financial statements for Seller Parent, taken as a whole, and (ii) that all transactions are executed in accordance with management’s general or specific authorizations.

(d) The Internal Controls utilized by Seller Parent and the Company and its Subsidiaries with respect to the Business are designed to reasonably ensure that material information relating to the Company, its Subsidiaries and the Business (including any deficiencies or weaknesses in the design or operation of Internal Controls utilized by Seller Parent and the Company and its Subsidiaries with respect to the Business and any fraud that involves management or other employees of the Company, its Subsidiaries or the Business) is made known to Seller Parent’s and/or the management of the Company or its Subsidiaries, as applicable.

(e) There are no Liabilities of the Company or any its Subsidiaries, whether accrued, absolute, determined or contingent, except for (i) Liabilities disclosed and provided for in the balance sheets included in the Financial Statements, (ii) Liabilities incurred in accordance with or in connection with this Agreement, (iii) Liabilities incurred in the Ordinary Course of Business since June 30, 2015 and (iv) Liabilities that have not had and would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect. None of the Company or any of its Subsidiaries maintains any “off-balance sheet arrangement” within the meaning of Item 303 of Regulation S-K of the Securities and Exchange Commission.

2.7. Ownership of the Transferred Equity Interests. The Transferred Equity Interests, when sold to Purchaser in accordance with the terms of this Agreement for the consideration expressed herein, (a) will be duly and validly issued, fully paid and non-assessable and (b) will be free and clear of any Liens other than any restriction on transfer arising under any applicable securities Laws or any restrictions under the Organizational Documents of the Company and its Subsidiaries in effect as of the date of this Agreement.

2.8. Taxes.

(a) All material Tax Returns that are required to be filed under applicable Laws on or before the Closing Date (taking into account any extensions of time in which to file) by, on behalf of or with respect to the Company or any of its Subsidiaries have been or will have been duly and timely filed on or before the Closing, and all such material Tax Returns are true, complete and correct in all material respects. All material amounts of Taxes payable by or on behalf of the Company and each of its Subsidiaries have been duly and timely paid, whether or not shown on a Tax Return. All required material estimated Tax payments sufficient to avoid any underpayment penalties or interest have been made by or on behalf of the Company and each of its Subsidiaries. There are no material Liens as a result of any unpaid Taxes upon any of the assets of the Company or any of its Subsidiaries, other than Permitted Liens.

(b) None of the Company or any of its Subsidiaries is a party to any material audit, review, examination, investigation, action, dispute or proceeding for assessment or collection of Taxes, nor has such an event been threatened in writing or announced in a written notice delivered to the Company or any of its Subsidiaries from a Taxing Authority.

(c) No agreements, suspensions, consents or waivers of any statute of limitations or extension of time with respect to a material Tax assessment or deficiency is in effect or has been requested in writing with respect to any material Taxes of the Company or any of its Subsidiaries.

(d) The Company and each of its Subsidiaries has complied in all material respects with all applicable Laws relating to the payment and withholding of Taxes and has timely withheld and paid to the appropriate Governmental Authority all material amounts of Taxes required to have been withheld and paid, including in connection with amounts paid or owing to any employee, creditor, independent contractor, consultant, shareholder, supplier or other third party.

(e) Schedule 2.8(e) of the Seller Disclosure Schedule sets forth a complete list of each of the Company and its Subsidiaries and the proper classification for U.S. federal income tax purposes of each of the Company and its Subsidiaries. Since the dates of their respective formations, (i) each of the Company and its Subsidiaries has been treated for U.S. federal income tax purposes as indicated on Schedule 2.8(e) of the Seller Disclosure Schedule, (ii) neither Seller Parent nor any of its Affiliates has taken a position on any Tax Return contrary to such treatment or inconsistent therewith and (iii) no Taxing Authority has questioned such treatment.

(f) No material claim has been made in writing by a Taxing Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns such that it is or may be subject to taxation by that jurisdiction.

(g) None of the Company or any of its Subsidiaries or any other Person on their behalf has (i) executed or entered into a closing agreement pursuant to Section 7121 of the Code or any similar provision of Law with respect to the Company or any of its Subsidiaries that would be binding after the Closing, (ii) requested any extension of time within which to file any Tax Return, which Tax Return has since not been filed, or otherwise is currently the beneficiary of any such extension, or (iii) granted to any Person any power of attorney that is currently in force with respect to any Tax matter.

(h) None of the Company or any of its Subsidiaries (i) is a party to any material written Tax sharing, allocation, indemnity or similar agreement or arrangement pursuant to which it will have any obligation to make any material payments after the Closing, (ii) is subject to any private letter ruling of the IRS or comparable rulings of or clearances issued by any other Taxing Authority, or has applied for any other Tax rulings or clearances, in each case that would be binding on the Company or any of its Subsidiaries after the Closing, (iii) is or has ever been a member of any consolidated, combined, affiliated, unitary or similar group of corporations for any Tax purposes (other than any such group filing a Consolidated Tax Return), (iv) is or could be liable for a material amount of Tax which is primarily or directly chargeable against or attributable to a person other than the Company or the relevant Subsidiary, or which is charged by reference to the income or gains of another person or (v) has any material liability for the Taxes of any Person other than the Company and its Subsidiaries (A) under Treasury Regulations § 1.1502-6 (or any similar provision of state, local, or non-U.S. law), (B) as a transferee or successor or (C) by contract.

(i) Except as set forth on Schedule 2.8(i) of the Seller Disclosure Schedule, no Company or any of its Subsidiaries is treated for any Tax purposes as resident in a country other than the country of its incorporation, and no Company or any of its Subsidiaries has a branch, agency or permanent establishment in a country other than the country of its incorporation, and the place of actual management, the legal seat as well as the administrative center of the Company and each of its Subsidiaries in each case are in the same country.

(j) No Company or any of its Subsidiaries is a party to any gain recognition agreement within the meaning of Section 367 of the Code and the Treasury Regulations promulgated thereunder.

(k) No Company or any of its Subsidiaries has engaged in any “listed transactions” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(l) No Company or any of its Subsidiaries during the five-year period ending on the date hereof has been a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code.

(m) All material Tax records (in particular but not limited to transfer pricing documentation) required to be maintained by the Company or any of its Subsidiaries by law or any officially published guidance of the Tax authorities have been properly and completely stored and are up-to-date.

(n) Shaw, the Company and its Subsidiaries and the 338(h)(10) Subsidiaries are members of a “selling consolidated group” within the meaning of Treasury Regulations Section 1.338(h)(10)-1(b)(2).

2.9. Proceedings.

(a) Except as set forth on Schedule 2.9(a) of the Seller Disclosure Schedule and the Project Litigation and the Litigation, as of the date hereof, to the Knowledge of the Company and Seller Parent, there are no Proceedings pending against the Company or any of its Subsidiaries or any portion of the Company’s or any of its Subsidiaries’ respective assets or properties or directors or officers (in their capacity as such), or the Business, except as would not have a Material Adverse Effect.

(b) Except as set forth on Schedule 2.9(b) of the Seller Disclosure Schedule, as of the date hereof, to the Knowledge of the Company and Seller Parent, there are no Proceedings threatened in writing against the Company or any of its Subsidiaries or any portion of the Company’s or the Company’s Subsidiaries’ respective assets or properties or directors or officers (in their capacity as such), or the Business, that if determined adversely to the Company or its Subsidiaries, as applicable, would have a Material Adverse Effect.

(c) Except as set forth on Schedule 2.9(c) of the Seller Disclosure Schedule, there are no outstanding judgments, Orders or decrees of any Governmental Authority with respect to which the Company or any of its Subsidiaries or the Business has any future material obligations. There are no Proceedings pending or, to the Knowledge of the Company and Seller Parent, threatened in writing against or by any of the Company or any of its Subsidiaries that challenge or seek to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement.

2.10. Intellectual Property.

(a) The Company or its Subsidiaries own or have the right to use the material Intellectual Property Rights used in or necessary for the conduct of the Business as currently conducted. Schedule 2.10(a) of the Seller Disclosure Schedule sets forth a list, which is true, correct and complete in all material respects, of all of the material registered Intellectual Property Rights owned by the Company or any of its Subsidiaries that are related to the Business and all applications for registration therefor (the “Registered Intellectual Property”), and all material unregistered Intellectual Property Rights owned by the Company or any of its Subsidiaries. All of the material Intellectual Property Rights owned by the Company or any of its Subsidiaries that are related to the Business are valid, enforceable and subsisting, and in full force and effect. All necessary registration, maintenance, renewal and other relevant filing fees due in connection therewith have been timely paid, and all necessary documents and certificates in connection therewith have been timely filed with the relevant authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining such material Registered Intellectual Property in full force and effect.

(b) Except as set forth on Schedule 2.10(a) of the Seller Disclosure Schedule, the Company or its Subsidiaries is the sole and exclusive owner of all of the material Intellectual Property Rights required to be scheduled on Schedule 2.10(a) of the Seller Disclosure Schedule, free and clear of all Liens or obligations to others except for Permitted Liens.

(c) No Proceedings have been asserted by any Person or are pending against, or to the Knowledge of Seller Parent and the Company, are threatened in writing against, the Company or any of its Subsidiaries with respect to the ownership, validity, enforceability or use of any material Registered Intellectual Property Rights. The use or other exploitation of the material Intellectual Property Rights by the Company and its Subsidiaries and the conduct of the Business does not infringe the rights of any other Person. There are no Proceedings currently pending or filed within the past three (3) years, or, to the Knowledge of the Company, threatened in writing, that asserts or alleges that the use or other exploitation of the material Intellectual Property Rights by the Company or any of its Subsidiaries or the conduct of their respective businesses infringes the rights of any other Person. No Proceedings have been asserted or are pending by the Company or any of its Subsidiaries against any other Person regarding the unauthorized use, disclosure, infringement, violation or misappropriation of material Intellectual Property Rights owned by the Company and its Subsidiaries, and the Company and its Subsidiaries have not made or threatened to make any such claims against any Person. To the Knowledge of the Company and Seller Parent, no other Person is infringing, violating, misusing, or misappropriating the rights of the Company and its Subsidiaries with respect to the material Registered Intellectual Property and other Intellectual Property Rights owned by the Company and its Subsidiaries. There are no Orders to which the Company or any of its Subsidiaries is a party or by which they are bound which restrict, in any material respect, any rights to any of the Intellectual Property Rights required to be disclosed on Schedule 2.10(a) of the Seller Disclosure Schedule.

(d) Each employee, consultant, and independent contractor (other than field (craft) employees) of the Company and its Subsidiaries has entered into a written non-disclosure and invention assignment agreement with them in a form reasonably acceptable to the Company and its Subsidiaries and provided to Purchaser prior to the date hereof. To the Knowledge of the Company and Seller Parent, no employee or former employee of the Company or its Subsidiaries is in default or breach of any material term of any confidentiality agreement, non-disclosure agreement, assignment of invention agreement, or similar agreement.

(e) Except as set forth on Schedule 2.10(e) of the Seller Disclosure Schedule, the Company or its Subsidiaries will at Closing own, lease or license all software, hardware, databases, computer equipment and other information technology (collectively, “Computer Systems”) that are necessary for the operations of the Business as currently conducted in all material respects. The Computer Systems, to the Knowledge of the Company and Seller Parent, are reasonably secure against attack or unauthorized intrusion. The Company and its Subsidiaries have used efforts consistent with customary practices in the industry in which they operate to provide for the security, continuity and integrity of the Computer Systems and the back-up and recovery of data and information (whether data or information of the Company and its Subsidiaries or their customers or other Persons) stored or contained therein or accessed or processed thereby and to prevent and guard against any unauthorized access or use thereof. To the Knowledge of the Company and Seller Parent, there have not been any unauthorized intrusions or breaches of the security of any of the Computer Systems or any unauthorized access or use of any of the data or information stored or contained therein or accessed or processed thereby or that has resulted in the destruction, damage, loss, corruption, alteration or misuse of any such data or information.

(f) Schedule 2.10(e) of the Seller Disclosure Schedule sets forth a list, which is true, correct and complete in all material respects as of the date hereof, of all software used by the Company or its Subsidiaries that is material to the operation of the Business, excluding commercially available off-the-shelf software available on reasonable terms for a license fee of no more than $10,000 per year. With respect to the Transferred Software, as of the Closing, the Company or one of its Subsidiaries will own such Transferred Software.

(g) Notwithstanding anything herein to the contrary, no representations, warranties or guarantees shall be made or are being made with respect to the CB&I Software or the Transferred Software, all of which is provided on an “as is, where is” basis. Seller Parent and its Subsidiaries expressly disclaim any implied warranties of merchantability or fitness for a particular purpose. Purchaser Parent and Purchaser and their respective Affiliates hereby acknowledge that the use of such CB&I Software and Transferred Software is at their own risk and waive any claim under warranty or guarantee in regard to such CB&I Software and Transferred Software.

2.11. Labor and Employment.

(a) Except as would not have a Material Adverse Effect, each of the Company and its Subsidiaries is in compliance with all Laws relating to the employment of labor, including all such Laws relating to wages, hours, the WARN Act and any similar state or local “mass layoff” or “plant closing” Law, collective bargaining, discrimination, civil rights, safety and health, workers’ compensation and the collection and payment of withholding and/or social security taxes and any similar tax except for immaterial non-compliance. There has been no “mass layoff” or “plant closing” (as defined by the WARN Act) with respect to the Company or any of its Subsidiaries within the six (6) months prior to Closing.

(b) Except as set forth on Schedule 2.11(b) of the Seller Disclosure Schedules and as would not have a Material Adverse Effect, there are no, and since the Look-back Date, there have been no, Proceedings against any of the Company or any of its Subsidiaries pending, or, to the Knowledge of the Company and Seller Parent, threatened to be brought or filed, with any Governmental Authority or otherwise, in connection with the employment or termination of employment or failure to employ by the Company or its Subsidiaries, of any individual, including any Proceeding relating to unfair labor practices, employment discrimination, harassment, retaliation, equal pay or any other employment-related matter arising under applicable Laws.

(c) Except as would not have a Material Adverse Effect, the Company and its Subsidiaries have properly classified for all purposes (including, for all Tax purposes and for purposes of determining eligibility to participate in any Benefit Plan) all employees, leased employees and individual independent contractors and have withheld and paid all applicable Taxes and made all appropriate filings in connection with services provided by such persons to the Company and its Subsidiaries.

(d) Except as set forth on Schedule 2.11(d) of the Seller Disclosure Schedule, none of the Company or any of its Subsidiaries is a party to any labor or collective bargaining agreement, and there are no labor or collective bargaining agreements that pertain to employees of the Company or any of its Subsidiaries. Seller Parent has delivered or otherwise made available to Purchaser true, correct and complete copies of the labor or collective bargaining agreements listed on Schedule 2.11(d) of the Seller Disclosure Schedule, together with all amendments, modifications or supplements thereto.

(e) Except as would not have a Material Adverse Effect: (i) no labor organization or group of current or former employees of the Company or any of its Subsidiaries (the “Employees”) has made a pending demand for recognition, and there are no representation proceedings or petitions seeking a representation proceeding presently pending or, to the Knowledge of Seller Parent and the Company, threatened to be brought or filed, with the National Labor Relations Board or other labor relations tribunal and (ii) there is no organizing activity involving the Company or any of its Subsidiaries pending or, to the Knowledge of Seller Parent and the Company, threatened by any labor organization or group of Employees.

(f) Except as set forth on Schedule 2.11(f) of the Seller Disclosure Schedule and as would not have a Material Adverse Effect: (i) there are no strikes, work stoppages, slowdowns, lockouts or arbitrations or material grievances or other labor disputes pending or, to the Knowledge of the Company and Seller Parent, threatened against or involving the Company or any of its Subsidiaries; and (ii) there are no unfair labor practice charges, grievances or complaints pending or, to the Knowledge of the Company and Seller Parent, threatened by or on behalf of any Employee or group of Employees.

(g) The Employees as a whole as of the Closing Date are sufficient in number, encompass the necessary functional areas and possess the requisite skills and competency to perform the normal operations of the Business in the Ordinary Course of Business.

(h) Schedule 2.11(h) of the Seller Disclosure Schedule sets forth a list of all Employees or other Related Persons who hold any engineering Permit used by the Company or any of its Subsidiaries in the operation of the Business.

2.12. ERISA.

(a) Schedule 2.12(a) of the Seller Disclosure Schedule sets forth a true, correct and complete list of each material Benefit Plan and Multiemployer Plan. Seller Parent has made available to Purchaser true, correct and complete copies of the following (as applicable): (i) each material Benefit Plan and any amendments thereto, or, with respect to any such plan that is not in writing, a written description of the material terms thereof; (ii) the most recent annual report (Form 5500) filed with the IRS with respect to each such Benefit Plan, including all schedules thereto, if required to be filed; (iii) each trust agreement, insurance contract and other funding arrangement and any other material written agreement relating to each such Benefit Plan, and any amendments to any of the foregoing, if in existence; (iv) the most recent annual report, financial statement and/or actuarial report with respect to each such Benefit Plan, if in existence; (v) the most recent summary plan description for each such Benefit Plan, together with any summary of material modifications thereto; (vi) the most recent determination or opinion letter issued by the IRS with respect to any such Benefit Plan intended to be qualified under Section 401(a) of the Code; and (vii) all material notices to or from the IRS or any office or representative of the Department of Labor or other applicable Governmental Authority relating to any unresolved material compliance issues in respect of any such Benefit Plan, of which the Company or Seller Parent has Knowledge.

(b) Except as would not have a Material Adverse Effect, each Benefit Plan has since the Look-back Date been established, maintained, operated and administered in in compliance, in all respects, with its terms and with the requirements of all applicable Laws, including ERISA and the Code. All contributions, premiums and other payments under or in connection with any of the Multiemployer Plans required to have been made under the terms of any Multiemployer Plan have been timely made by the due date thereof.

(c) Each Benefit Plan intended to qualify under Section 401 or other tax-favored treatment under of Subchapter B of Chapter 1 of Subtitle A of the Code has received a favorable determination letter or is entitled to rely upon an opinion letter from the IRS. To the Knowledge of the Company and Seller Parent, nothing has occurred with respect to the operation of such Benefit Plan that has caused or would reasonably be expected to cause the loss of such qualification or exemption or the imposition of any current or contingent material Liability, penalty or Tax under ERISA or the Code.

(d) Except as set forth on Schedule 2.12(d) of the Seller Disclosure Schedule, no Benefit Plan is, and neither the Company nor any of its ERISA Affiliates has ever had any obligation or Liability, contingent or otherwise, with respect to, (A) any Multiemployer Plan subject to Title IV of ERISA or (B) any other “employee pension benefit plan” (as defined in Section 3(2) of ERISA) subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code. None of the Company or any of their respective ERISA Affiliates have (A) any Withdrawal Liability that remains outstanding and unsatisfied, and, to the Knowledge of Seller Parent, no facts or circumstances exist with respect to any Multiemployer Plan, or with respect to any actions or omissions by the Company or any of its ERISA Affiliates in respect thereof, in any such case that would reasonably be expected to give rise to any such Withdrawal Liability, (B) received any written notice concerning the determination that any Multiemployer Plan to which the Company or any such ERISA Affiliate has ever had any obligation or Liability, contingent or otherwise, is or is expected to be “insolvent” (within the meaning of Section 4245 of ERISA), in “reorganization” (within the meaning of Section 4241 of ERISA) or terminated and, to the Knowledge of Seller Parent, no facts or circumstances exist which would reasonably be expected to result in any such determination, (C) received any written notice that any such Multiemployer Plan is in endangered or critical status under Section 432 of the Code or Section 305 of ERISA, and, to the Knowledge of Seller Parent, no facts or circumstances exist which would reasonably be expected to result in any such determination, or (D) received any written notice within the past twelve (12) months that their respective required contributions to any Multiemployer Plan have increased, and, to the Knowledge of Seller Parent, no facts or circumstances exist which would reasonably be expected to result in any increase in required contributions. No Benefit Plan provides for post-employment health or life insurance benefits or coverage, or other retiree welfare benefits, to any Person (other than as required under Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code or any similar state Laws (collectively, “COBRA”), and at the sole expense of such Person). The Company and each of its ERISA Affiliates have complied and are in compliance in all material respects with the requirements of COBRA.

(e) Except as would not have a Material Adverse Effect, there are no, and since the Look-back Date there have been no, claims, actions, suits or proceedings, governmental inquiries, criminal prosecutions, audits or other investigations, pending or, to the Knowledge of the Company and Seller Parent, threatened by the IRS, any other Governmental Authority or otherwise with respect to the assets of any of the trusts under any Benefit Plan, the plan sponsor or the plan administrator of any Benefit Plan, against any fiduciary of any Benefit Plan or otherwise involving any Benefit Plan (other than routine claims for benefits in the normal course), and to the Knowledge of the Company and Seller Parent, no facts or circumstances exist that have given rise to or would reasonably be expected to give rise to any such claims, actions, suits or proceedings, governmental inquires, criminal prosecutions, audits or other investigations.

(f) On and after the Closing, no Benefit Plan sponsored or maintained solely by any of the Company or any of its Subsidiaries shall cover or otherwise benefit any individuals other than current (or, in the case of post-employment benefit arrangements, former) employees of the Company and its Subsidiaries (and their dependents and beneficiaries).

(g) Except as set forth on Schedule 2.12(g) of the Seller Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (whether alone or in combination with any other event(s)), will (i) result in any payment becoming due or forgiving of indebtedness to any Employee or individual independent contractor of the Company and its Subsidiaries or satisfy any prerequisite (whether exclusive or non-exclusive) to any payment or benefit to any such Person, (ii) increase any benefits under any Benefit Plan or (iii) result in the acceleration of the time of payment, vesting or funding of any benefits under any Benefit Plan.

(h) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (whether alone or in combination with any other event(s)), will give rise to any payments or benefits that would be nondeductible by the payor under Section 280G of the Code or subject to additional Tax to the recipient under Section 4999 of the Code.

(i) With respect to each Benefit Plan that is maintained outside of the United States or is substantially for the benefit of Employees working outside of the United States (collectively, the “Non-U.S. Plans”), except as would not have a Material Adverse Effect:

(1) The Non-U.S. Plans have been established, maintained and administered in material compliance with their terms and all applicable Laws of any controlling Governmental Authority; and

(2) Each Non-U.S. Plan has, to the extent required, been registered and maintained in good standing with the applicable regulatory authorities.

2.13. Compliance with Law.

(a) Except as set forth on Schedule 2.13 of the Seller Disclosure Schedule, to the Knowledge of the Company and Seller Parent, the Company and each of its Subsidiaries is, and since the Look-back Date has been, in compliance with all Laws and Orders applicable to the Company and the Company’s Subsidiaries and has not received any written notice from a Governmental Authority to the effect that the Company or the Company’s Subsidiaries is not in compliance with all applicable Laws and Orders, including all Nuclear Regulatory Laws, in each case, except as would not have a material adverse effect on the Company and its Subsidiaries, taken as a whole.

(b) Except as set forth on Schedule 2.13 of the Seller Disclosure Schedule and as would not have a Material Adverse Effect, since the Look-back Date, neither the Company nor any of its Subsidiaries has and, to the Knowledge of the Company and Seller Parent, no agent, employee or other Person acting on behalf of the Company or its Subsidiaries has, directly or indirectly paid, offered, given, promised to pay or authorized the payment of any money or anything of material value (including any gift, sample, rebate, travel, meal and lodging expense, entertainment, service, equipment, debt forgiveness, donation, grant or other thing of value, however characterized) to any Government Official or any other Person at the suggestion, request, direction or for the benefit of any Government Official for the purpose of (i) influencing any act or decision of such Government Official in his or her official capacity, (ii) inducing such Government Official to do or omit to do any act in relation to his or her lawful duty, (iii) securing any improper advantage or (iv) inducing such Government Official to influence or affect any act or decision of any Governmental Authority. To the Knowledge of the Company and Seller Parent, the Company and its Subsidiaries comply with all Improper Payment Laws. Without limiting the generality of the foregoing, to the Knowledge of the Company and Seller Parent, (x) neither the Company nor any of its Subsidiaries has violated or is in violation in any material respect of the U.S. Anti-Kickback Statute (42 U.S.C. Section 1302a-7(b)), the Federal False Claims Act (31 U.S.C. Sections 3729, et seq.) or any related or similar Law and (y) there has been no use or authorization of money or anything of value relating to any unlawful payment or secret or unrecorded fund or any false or fictitious entries made in the books and records of the Company and its Subsidiaries relating to the same. To the Knowledge of the Company and Seller Parent, none of the Company, the Company’s Subsidiaries or any of their respective Affiliates has received any written notice or communication from any Person that alleges, nor been involved in any internal investigation involving any allegations, that Seller Parent, its Affiliates or their respective directors, officers, employees, authorized agents or any other Persons acting on behalf Seller Parent, the Company or the Company’s Subsidiaries is in violation of any Improper Payment Laws or other applicable Law. To the Knowledge of the Company and Seller Parent, none of the Company or any of the Company’s Subsidiaries has, nor has any agent, employee or other Person acting on behalf of the Company or its Subsidiaries, employed or retained, directly or indirectly, a Government Official or a family member of a Government Official. To the Knowledge of the Company and Seller Parent, no Government Official has, directly or indirectly, the right of control over, or any beneficial interest in any of the Company, its Subsidiaries or the Business.

(c) Except as set forth on Schedule 2.13 of the Seller Disclosure Schedule, to the Knowledge of the Company and Seller Parent, the Company and its Subsidiaries have in place, adhere to and maintain (and since the Look-back Date, have had in place, adhered to and maintained) policies and procedures designed to ensure at all times compliance in all material respects with all anti-money laundering Laws and guidelines applicable to the Company, its Subsidiaries or the Business, and no action, cause of action, dispute, controversy, claim, demand, complaint, suit, litigation, appeal, arbitration, mediation, hearing, inquiry, audit, notice of violation, citation, summons, subpoena, examination, proceeding or investigation of any nature, whether civil, criminal, administrative, regulatory or otherwise and whether at Law or in equity, commenced, brought, conducted or heard by or before any Government Authority against or affecting the Company or its Subsidiaries, any assets or properties of the Company or its Subsidiaries or the Business with respect to any such Laws or guidelines is pending or, to the Knowledge of Seller Parent and the Company, threatened in writing.

2.14. Permits. Schedule 2.14 of the Seller Disclosure Schedule contains a list of all material Permits related to the Business that are owned or possessed by the Company or its Subsidiaries as of the date hereof, and no other permits and licenses of Governmental Authorities are required in the conduct of the Business or used by the Company and its Subsidiaries in the conduct of the Business, in each case as of the date hereof and except for failures to own or possess such Permits that would not reasonably be expected to have a Material Adverse Effect. Each such Permit is in full force and effect, and the Company or its Subsidiaries, as the case may be, is in compliance with all of its obligations with respect to such Permit, except where the failure to so comply would not reasonably be expected to have a Material Adverse Effect, and, to the Knowledge of the Company and Seller Parent, no event has occurred that allows, or upon the giving of notice or the passage of time or both would allow, the revocation or termination of any such Permit.

2.15. Environmental Matters.

(a) Except as would not have a Material Adverse Effect, the Company and its Subsidiaries are, and since the Look-back Date have been, in compliance with all Environmental Laws applicable to the Business. None of the Company or any of its Subsidiaries has received written notification from any Governmental Authority of any asserted present or past failure to comply with any Environmental Laws, which failure has not been appropriately addressed and which would reasonably be expected to result in the Company or its Subsidiaries incurring material liabilities.

(b) Except as would not reasonably be expected to have a Material Adverse Effect, (i) no Hazardous Materials (A) are located on any properties now or previously owned, leased or operated by the Company or any of its Subsidiaries, or any Outlier Leased Real Property, in violation of any Environmental Law or (B) have been released into the environment, or deposited, discharged, placed or disposed of at, on, under or from any of such properties in a manner that would require the taking of any action by any of the Company or any of its Subsidiaries under any Environmental Law and has given rise to, or would reasonably be expected to give rise to, remediation costs and expenses on the part of the Company or its Subsidiaries, (ii) no portion of any such property is being used, or has been used at any previous time, for the disposal, storage, treatment, processing or other handling of Hazardous Materials nor is any such property affected by any contamination by Hazardous Materials, and (iii) all oral or written notifications of a release of Hazardous Materials required to be filed by or on behalf of any of the Company or any of its Subsidiaries under any applicable Environmental Law have been filed by or on behalf of the Company or its Subsidiaries.

(c) Except as would not reasonably be expected to have a Material Adverse Effect, no notice, notification, demand, request for information, citation, summons, complaint or Order has been issued, no complaint has been filed, no penalty has been assessed and no investigation or review is pending, or to the Knowledge of the Company and Seller Parent, threatened by any Governmental Authority or other Person against the Company or its Subsidiaries with respect to any (i) alleged violation by any of the Company or any of its Subsidiaries of any Environmental Law, (ii) alleged failure by any of the Company or any of its Subsidiaries to have any Permits required in connection with the conduct of its business or to comply with the terms and conditions thereof, or (iii) any release, generation, treatment, storage, recycling, transportation or disposal of any Hazardous Materials.

(d) There are no underground storage tanks as of the date hereof that are located on any property owned or leased by any of the Company or any of its Subsidiaries or over which a Company or its respective Subsidiaries otherwise has control, or any Outlier Leased Real Property.

(e) Except as would not reasonably be expected to have a Material Adverse Effect, none of the Company or any of its Subsidiaries has assumed by Contract or Law any Liabilities of any other Person arising under or pursuant to Environmental Law.

(f) Seller Parent and the Company have made available to Purchaser all material environmental reports, audits, assessments and other material environmental documentation concerning environmental conditions at any property currently or formerly owned, leased or operated by the Company or its Subsidiaries that is related to the Business or any Outlier Real Property, or the Company’s and its Subsidiaries’ compliance with, or liability under, Environmental Law, which, in each case, are in their possession or reasonable control.

2.16. Title to Properties. Neither the Company nor the Company’s Subsidiaries owns any real property related to the Business. Schedule 2.16 of the Seller Disclosure Schedule contains a list, which is true, correct and complete in all material respects as of the date hereof, of the street address of each parcel of Leased Real Property and the identity of the lessor, lessee and current occupant (if different from lessee) of each such parcel of Leased Real Property. Except as would not have a material adverse effect, the Company or any of its Subsidiaries have valid title to, or a valid leasehold interest in, all of the personal property and assets that are used in connection with the Business and the Leased Real Property. Except for any Permitted Liens or as otherwise set forth on Schedule 2.16 of the Seller Disclosure Schedule, there are no Liens on the personal property used by the Company and its Subsidiaries with respect to the Business.

2.17. Insurance. Schedule 2.17 of the Seller Disclosure Schedule sets forth a list, which is true, correct and complete in all material respects, of all material insurance policies or binders therefor on behalf of or insuring in whole or in part any asset or risk of the Company or any of its Subsidiaries as of the date hereof. To the Knowledge of the Company and Seller Parent, except as would not have a Material Adverse Effect, such policies and binders are (a) in full force and effect, with all premiums due on such policies and binders having been paid when due and (b) adequate for the businesses engaged in by the Company and its Subsidiaries. To the Knowledge of the Company and Seller Parent, except as would not have a Material Adverse Effect, none of the Company or any of its Subsidiaries is in default with respect to any of its obligations under any of such insurance policies and no event has occurred which, with notice or the lapse of time or both, would constitute such a breach or default, or permit termination, modification or acceleration, under any such policies.

2.18. Transactions with Affiliates. Except as set forth on Schedule 2.18 of the Seller Disclosure Schedule and for employment relationships and compensation and benefits in the Ordinary Course of Business, (a) neither the Company nor any of its Subsidiaries is a party to any material agreement with or involving any officer, member, partner, director, direct or indirect equityholder or Affiliate of the Company or any individual in such Person’s Group or any Person in which any such Persons hold any equity or debt securities (collectively, “Related Persons”); (b) none of the Related Persons owe any material amount to the Company or any of its Subsidiaries, nor do any of the Company or any of its Subsidiaries owe any amount to any Related Person, nor have any of the Company or any of its Subsidiaries committed to make any loan or extend or guarantee credit to or for the benefit of any Related Person; (c) none of the Related Persons own any material property or right, tangible or intangible, that is used by the Company or any of its Subsidiaries; (d) none of the Related Persons have any material direct or indirect ownership interest in any of the properties managed or leased by the Company or any of its Subsidiaries; (e) as of the date hereof, none of the Related Persons has any claim or cause of action against any of the Company or any of its Subsidiaries; and (f) neither the Company nor any of its Subsidiaries is involved in any material business arrangement or other relationship with a Related Person (whether written or oral).

2.19. Absence of Changes. Except as set forth on Schedule 2.19 of the Seller Disclosure Schedule or in connection with this Agreement or the Restructuring Transactions, during the period from June 30, 2015 to the date of this Agreement, the Company and its Subsidiaries have conducted the Business in the Ordinary Course of Business. Since June 30, 2015, there has not been any change, effect, circumstance, event, occurrence, state of facts or development that has resulted in, or would reasonably be expected to result in, a Material Adverse Effect.

2.20. Entire Business; Sufficiency of Assets. The Business since February 13, 2013 has been, and prior to the Closing will be, conducted solely by the Company and its Subsidiaries. After taking into account and giving effect to this Agreement and assuming all consents, authorizations and Permits necessary in connection with the consummation of the transactions contemplated by this Agreement have been obtained, the assets of the Company or any of its Subsidiaries, as of the Closing Date, together with the Company, its Subsidiaries and the other rights, interests, licenses, services and benefits to be provided to Purchaser pursuant to this Agreement or the Transaction Documents, will constitute all of the assets, Permits, properties, interests and rights (including real property, tangible and intangible property and Intellectual Property Rights) necessary to conduct the Business as the Business is currently conducted in all material respects (such assets in this Section 2.20, collectively, the “Key Assets”). For the avoidance of doubt, the Key Assets shall include all design drawings, construction work packages, balance of plant and turbine island design, American Society of Mechanical Engineers quality assurance stamps, construction codes and systems, equipment and facilities used or held for use in the Business or with respect to the Projects, together with those assets set forth on Schedule 2.20 of the Seller Disclosure Schedule.

2.21. Bank Accounts. Schedule 2.21 of the Seller Disclosure Schedule sets forth a true, complete and accurate list of all material accounts or safe deposit boxes as of the date hereof maintained by, or for the benefit of, the Company and each of its respective Subsidiaries at any bank, trust company, brokerage firm or other financial institution, including the name of such financial institution, the account number and each Person authorized to draw on such account or make withdrawals therefrom.

2.22. Directors and Officers. Schedule 2.22 of the Seller Disclosure Schedule sets forth a list, which is true, correct and complete in all material respects, of all of the managers, general partners, directors and officers for the Company and each of its Subsidiaries as of the date hereof, to the extent applicable.

2.23. Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company and its Subsidiaries.

2.24. Exclusivity of Representations. The representations and warranties made by Seller Parent and the Company in this Article II are the exclusive representations and warranties made by Seller Parent and the Company with respect to the Company and its Subsidiaries in this Agreement. Seller Parent and the Company hereby disclaim any other express or implied representations or warranties with respect to the Company and its Subsidiaries in this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES RELATING TO SELLER PARENT

Except as set forth in, or qualified by any matter set forth in, the Seller Disclosure Schedule, Seller Parent hereby represents and warrants to Purchaser as follows:

3.1. Organization. Seller Parent is duly organized, validly existing and in good standing under the laws of the Netherlands. Seller Parent has all requisite power and authority to own and lease its properties, to carry on its business as presently conducted, and to carry out the transactions contemplated hereby, except where the failure to have such power and authority would not have a material adverse effect on Seller Parent.

3.2. Authority. Seller Parent (and its respective Affiliates, other than the Company and its Subsidiaries) have all requisite authority and power to execute, deliver and perform each Transaction Document to be executed by such Person and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by such Person of this Agreement and each other Transaction Document to be executed by such Person hereunder and the consummation of the transactions contemplated hereunder and thereunder have been duly and validly authorized by all necessary action on the part of such Person. This Agreement has been, and each of the Transaction Documents to be executed by such Person will be at or prior to the Closing, duly and validly executed and delivered by such Person and (assuming the due authorization, execution and delivery by the other parties hereto and thereto) this Agreement constitutes, and the Transaction Documents to be executed such Person when so executed and delivered will constitute, the legal, valid and binding obligations of such Person, enforceable against it in accordance with its and their terms, except to the extent limited by General Enforcement Limitations.

3.3. No Conflicts. The execution, delivery and performance by Seller Parent (and its respective Affiliates, other than the Company and its Subsidiaries) of this Agreement and the other Transaction Documents to which such Person is a party and the consummation of the transactions contemplated hereby and thereby will not (with or without the passage of time or giving of notice, or both): (a) violate or conflict with such Person’s organizational documents; (b) result in the creation or imposition of any Lien against such Person’s assets or property, other than Permitted Liens; (c) violate, conflict with, result in a breach of, effect acceleration of, or result in termination or cancellation of, or constitute (with due notice, lapse of time, or both) a default under, or require the consent of, notice to or other action by any Person under, any terms or conditions of any material Contract to which such Person is a party or any Permit or Order to which such Person is, or any of such Person’s properties are, bound; (d) result in any change of control, consent fee or success fee payable to any third party; or (e) violate any Laws, in the case of clause (b), (c), (d) or (e), which would, individually or in the aggregate, have a material adverse effect on Seller Parent. No authorization, consent, approval or other Order of, or declaration or notice to or filing with, any Governmental Authority is required by or with respect to Seller Parent or any of its Affiliates (other than the Company and its Subsidiaries) in connection with the execution and delivery of this Agreement and the other Transaction Documents to which such Person is a party and the consummation of the transactions contemplated hereby and thereby, except for such authorizations, consents, approvals, Orders, declarations, notices or filings (i) that, in the aggregate, would not have a material adverse effect on Seller Parent or (ii) that are Regulatory Approvals.

3.4. Proceedings. There are no Proceedings pending, or to the Knowledge of Seller Parent, threatened in writing against or by Seller Parent or any Affiliate of Seller Parent that challenge or seek to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement, except as would not have a material adverse effect on Seller Parent.

3.5. Title to the Transferred Equity Interests. Seller Parent indirectly owns, and Shaw directly owns, all of the Transferred Equity Interests, and Seller Parent and Shaw, as applicable, has good, valid and marketable title to the Transferred Equity Interests, free and clear of all Liens other than any restriction on transfer arising under any applicable securities Laws or any restrictions under the organizational documents of the Company.

3.6. Brokers. Except as set forth on Schedule 3.6, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Seller Parent.

3.7. Exclusivity of Representations. The representations and warranties made by Seller Parent in this Article III, together with the representations and warranties regarding the Company and its Subsidiaries in Article II, are the exclusive representations and warranties made by Seller Parent. Seller Parent hereby disclaims any other express or implied representations or warranties.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to Seller Parent as follows:

4.1. Organization. Purchaser is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware. Purchaser has all requisite power and authority to own and lease its properties, to carry on its business as presently conducted and to carry out the transactions contemplated hereby, except where the failure to have such power and authority would not have a Purchaser Material Adverse Effect.

4.2. Authority. Purchaser (and its Affiliates that are party thereto) has all requisite authority and power to execute, deliver and perform each Transaction Document to be executed by such Person and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by such Person of this Agreement and each other Transaction Document to be executed by such Person hereunder and the consummation of the transactions contemplated hereunder and thereunder have been duly and validly authorized by all necessary action on the part of such Person. This Agreement has been, and each of the

Transaction Documents to be executed by such Person will be at or prior to the Closing, duly and validly executed and delivered by such Person and (assuming the due authorization, execution and delivery by the other parties hereto and thereto) this Agreement constitutes, and the Transaction Documents to be executed by such Person when so executed and delivered will constitute, the legal, valid and binding obligations of Purchaser, enforceable against it in accordance with its and their terms, except to the extent limited by General Enforcement Limitations.

4.3. No Conflicts; Consents. The execution, delivery and performance by Purchaser of this Agreement and the other Transaction Documents to which Purchaser (and its Affiliates that are party thereto) is a party and the consummation of the transactions contemplated hereby and thereby will not (with or without the passage of time or giving of notice, or both): (a) violate or conflict with such Person’s organizational documents; or (b) violate any Laws, in each case, which would, individually or in the aggregate, have a material and adverse effect on such Person’s ability to consummate the transactions contemplated by this Agreement, in the case of clause (b), which would, individually or in the aggregate, have a Purchaser Material Adverse Effect. No authorization, consent, approval or other Order of, or declaration or notice to or filing with, any Governmental Authority is required by or with respect to Purchaser in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, except for such authorizations, consents, approvals, Orders, declarations, notices or filings that (i) in the aggregate, would not have a material and adverse effect on Purchaser or (ii) that are Regulatory Approvals.

4.4. Purchase Entirely for Own Account; Economic Risk; Financial Capability. Purchaser is acquiring the Transferred Equity Interests for its own account, for investment purposes only and not with a view to the distribution thereof in violation of the Securities Act. Purchaser has no present intention of selling, granting any participation in or otherwise distributing the Transferred Equity Interests. Purchaser understands that the Transferred Equity Interests have not been registered under the Securities Act and cannot be sold unless subsequently registered under the Securities Act or an exemption from such registration is available. Purchaser acknowledges that it can bear the economic risk of its investment in the Transferred Equity Interests and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in such Transferred Equity Interests. Purchaser has available sufficient cash for it to complete the transactions contemplated by this Agreement and to satisfy all of the obligations under this Agreement.

4.5. Proceedings. As of the date hereof, there are no Proceedings pending or to Purchaser’s Knowledge threatened in writing against Purchaser by or before any Governmental Authority, which if determined adversely to Purchaser would be reasonably likely to have a material adverse effect on Purchaser. As of the date hereof, there are no Proceedings pending or to Purchaser’s Knowledge threatened in writing against or by Purchaser that challenge or seek to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement, except as would not have a Purchaser Material Adverse Effect.

4.6. Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Purchaser.

4.7. Owner Settlement and Release Agreements. As of the date hereof, the Owner Settlement and Release Agreements are valid and binding and in full force and effect with respect to Purchaser Parent and to the Knowledge of Purchaser, the other parties thereto. There are no conditions to effectiveness of the Owner Settlement and Release Agreements other than the closing of the transactions contemplated by this Agreement, and that such closing shall have occurred no later than March 31, 2016, and neither Owner Settlement and Release Agreement is terminable except with the mutual written agreement of all parties thereto. Neither of the Owner Settlement and Release Agreements requires any consent of, waiver by, approval of or other agreement from the DOE for such Owner Settlement and Release Agreement, or any portion or provision thereof, to be in full force and effect or otherwise to be fully effective (it being understood that a DOE Waiver is required for the release of the S&W Parent Guaranty to be effective).

4.8. Exclusivity of Representations. The representations and warranties made by Purchaser in this Article IV are the exclusive representations and warranties made by Purchaser. Purchaser hereby disclaims any other express or implied representations or warranties.

ARTICLE

VCOVENANTS

5.1. General. Subject to, and not in limitation of, Section 5.7, each of the parties will use its reasonable best efforts to take or cause to be taken all actions and to do or to cause to be done all things necessary, proper or advisable in order to consummate the transactions contemplated hereby.

5.2. Notices and Consents.

(a) Each party shall, and shall cause each of its Subsidiaries to, use its reasonable best efforts to obtain, and reasonably cooperate with the other parties hereto in obtaining, at the earliest practicable date prior to the Closing all consents, waivers and approvals from, and provide all notices to, all Persons that are not a Governmental Authority, which consents, waivers, approvals and notices are required to consummate the transactions contemplated by this Agreement, including the consents, waivers, approvals and notices referred to in Sections 2.4, 3.3 and 4.3 (except for such matters covered by Section 5.7).

(b) All such consents, waivers, approvals and notices shall be in writing and in form and substance reasonably satisfactory to Purchaser, and executed counterparts of such consents, waivers and approvals shall be delivered to Purchaser promptly after receipt thereof, and copies of such notices shall be delivered to Purchaser promptly after the making thereof. Notwithstanding anything to the contrary in this Agreement, none of Seller Parent, the Company, Purchaser or any of their respective Affiliates shall be required to pay any material amounts or incur any Liability or Loss in connection with obtaining any consent, waiver or approval; provided that with respect to obtaining landlords’ consents to the assignment of leases for Outlier Leased Real Property, Seller Parent shall offer to guarantee the assignee’s obligations under the lease if reasonably necessary to obtain such consent.

(c) With respect to the letters of credit set forth on Schedule 5.2(c) of the Seller Disclosure Schedule (the “Seller L/Cs”), prior to the Closing, Purchaser shall use reasonable best efforts to cause itself or one of its Affiliates to either be substituted for Seller Parent and its Affiliates or have the Seller L/Cs replaced, and for Seller Parent and its Affiliates, to be fully released and relieved of all of their obligations pursuant to, effective as of the Closing, any reimbursement obligations with respect to the Seller L/Cs (“Seller L/C Obligations”). In the event that Seller Parent and its Affiliates are not fully released and relieved of all of the Seller L/C Obligations on the Closing Date, Purchaser or one of its Affiliates shall, at Purchaser’s expense, cause one or more financial institutions reasonably acceptable to Seller Parent to issue on the Closing Date to Seller Parent, as beneficiary, a letter of credit (the “Backstop L/C”) in an amount equal to the aggregate amount of outstanding Seller L/C Obligations on the Closing Date. After the Closing, Seller Parent may draw on the Backstop L/C in an amount equal to any amounts drawn under the Seller L/Cs. Seller Parent and Purchaser agree to reduce the amount of the Backstop L/C from time to time after the Closing Date to the extent that Seller Parent and its Affiliates are fully released and relieved of the Seller L/C Obligations, so that the Backstop L/C shall at all times be equal in amount to the amount of outstanding Seller L/C Obligations.

(d) With respect to the guarantee (the “Seller Guarantee”) and the Contract (the “Specified Contract”) in each case set forth on Schedule 5.2(d) of the Seller Disclosure Schedule, prior to the Closing, (i) Seller Parent and its Affiliates shall use commercially reasonable efforts, in cooperation with Purchaser, to obtain any third party consent from a party to the Specified Contract required in connection with the consummation of the transactions contemplated hereby (the “Specified Contract Consent”) and (ii) in the event the Specified Contract Consent is obtained, Purchaser shall use commercially reasonable efforts to cause itself or one of its Affiliates to either be substituted for Seller Parent and its Affiliates or have the Seller Guarantee replaced and for Seller Parent and its Affiliates to be fully released and relieved of all of their obligations pursuant to the Seller Guarantee, effective as of the Closing (for the avoidance of doubt, in the event the Company or its Subsidiaries do not obtain the benefit of the Specified Contract from and after the Closing Date in accordance with the terms thereof, Purchaser shall have no obligation under this clause (ii)); provided that, in the event that notwithstanding such efforts the Specified Contract Consent is not reasonably expected to be obtained prior to the Closing Date, the parties will reasonably cooperate to implement an arrangement whereby from and after the Closing Seller Parent retains the Specified Contract and obtains from the Company and its Subsidiaries at Seller Parent’s sole cost and expense the use of the assets and/or services of personnel necessary to perform the obligations under the Specified Contract consistent with past practice, and if the consent of a third party is needed to provide such assets or services, the parties shall use their respective commercially reasonable efforts to obtain; provided, further, that in the event the Specified Contract Consent is not obtained, any Liabilities incurred by Purchaser or its Affiliates (including, from and after the Closing, the Company and its Subsidiaries) arising from or related to the Specified Contract, including, as a result of the failure of Seller Parent and its Affiliates to obtain the Specified Contract Consent, shall be considered Excluded Liabilities.

5.3. Operation of Business; Preservation of Business.

(a) From the date of this Agreement through the earlier of the Closing or the termination of this Agreement in accordance with its terms, except as required by applicable

Law, as contemplated or required by this Agreement (including, for the avoidance of doubt, any actions, elections, transactions or steps contemplated by the Restructuring Transactions), as set forth in Section 5.3 of the Seller Disclosure Schedule or as otherwise consented to in writing by Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall, and shall cause its Subsidiaries to, and Seller Parent shall cause the Company and its Subsidiaries to:

(i) conduct the Business in the Ordinary Course of Business;

(ii) use commercially reasonable efforts to (A) preserve the present business operations, organization (including officers and employees) and goodwill of the Company and its Subsidiaries, (B) preserve the present business relationships with Persons having business dealings with the Company and its Subsidiaries (including customers and suppliers) and (C) operate the Business solely through the Company and its Subsidiaries; and

(iii) use commercially reasonable efforts to maintain all of the assets and properties of, or used by, the Company and its Subsidiaries or the Business in their current condition, ordinary wear and tear excepted.

(b) Without limiting the generality of the foregoing, from the date of this Agreement through the earlier of the Closing or the termination of this Agreement in accordance with its terms, except as required by applicable Law, as contemplated or required by this Agreement (including, for the avoidance of doubt, any actions, elections, transactions or steps contemplated by the Restructuring Transactions), to the extent not relating to the Business, as set forth in Section 5.3 of the Seller Disclosure Schedule or as otherwise consented to in writing by Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall not, and shall cause its Subsidiaries not to, and Seller Parent shall cause the Company and its Subsidiaries not to:

(i) redeem, repurchase or otherwise acquire any membership interests in, outstanding shares of capital stock or other securities of, or other ownership interests in, the Company and its Subsidiaries;

(ii) transfer, issue, sell or pledge any shares of the memberships interests in, capital stock of, or other ownership interests in, the Company or its Subsidiaries, or any options, warrants, convertible securities or other rights of any kind to acquire any such shares or equity interests, or effect any recapitalization, reclassification, stock split, combination or like change in the capitalization of the Company and its Subsidiaries, or amend the terms of any outstanding securities of the Company and its Subsidiaries;

(iii) amend the certificates of incorporation, bylaws or governance agreements (or comparable organizational documents) of the Company and its Subsidiaries;

(iv) (A) issue, create, incur, assume, guarantee, endorse or otherwise become liable or responsible with respect to (whether directly, contingently or otherwise) any Indebtedness in excess of $500,000 in the aggregate for the Company and its Subsidiaries (other than in the Ordinary Course of Business) or (B) make any loans, advances or capital contributions in excess of $250,000 in the aggregate for the Company and its Subsidiaries, except immaterial advances for travel and other normal business expenses to officers and employees in the Ordinary Course of Business;

(v) other than as required by applicable Law or the terms of any Benefit Plan existing as of the date of this Agreement and set forth on Schedule 2.12(a) of the Seller Disclosure Schedule: (A) offer any new, or increase or commit to increase any existing, base, incentive, termination or other compensation payable, or to become payable, by the Company and its Subsidiaries to any director, officer, employee or individual independent contractor of the Company or any of its Subsidiaries, as the case may be, (B) engage, promote, terminate or demote any employee or individual independent contractor of any of the Company or any of its Subsidiaries with annual compensation in excess of $175,000, (C) merge, amend or terminate any Benefit Plan, or adopt or enter into any arrangement that would be a Benefit Plan if in effect on the date hereof, or increase the coverage or benefits available under any Benefit Plan or (D) commit to do any of the foregoing;

(vi) plan, announce, implement or effect any reduction in force, layoff, early retirement program, severance program or other program or effort concerning the termination of employment of employees of the Company and its Subsidiaries that would constitute a “mass layoff” or “plant closing” (as defined under the WARN Act);

(vii) enter into any commitment for co-investments or for capital expenditures of the Company or any of its Subsidiaries in excess of $2,000,000 for any individual commitment and $10,000,000 for all commitments in the aggregate;

(viii) sell, assign, license, transfer, convey, lease or otherwise dispose of any of the properties or assets of, or used by, the Company and its Subsidiaries, other than sales, assignments, licenses, transfers, conveyances, leases or other dispositions (A) for properties or assets with a book value not in excess of $250,000, (B) pursuant to any Contract existing as of the date hereof and made available to Purchaser prior to the date hereof or (C) in the Ordinary Course of Business;

(ix) acquire any business, properties, assets or Person, by merger or consolidation, purchase of substantial assets or equity interests, or by any other manner, in a single transaction or a series of related transactions or enter into any merger, consolidation, restructuring, recapitalization, reorganization or business combination (other than the transactions contemplated by this Agreement);

(x) adopt a plan of complete or partial liquidation or dissolution;

(xi) except with respect to a Lien created in connection with any Indebtedness not prohibited by clause (iv), create any material Lien (other than a Permitted Lien) on any property or assets;

(xii) materially change the credit, collection or payment policies, procedures or practices, including acceleration of collections or receivables (whether or not past due) of the Company and its Subsidiaries or fail to pay or delay payment of payables or other Liabilities, in each case, except in the Ordinary Course of Business;

(xiii) make any change in any method of accounting or auditing practice other than those required by GAAP or applicable Law;

(xiv) modify or terminate any Labor Agreement of the Company or any of its Subsidiaries, adopt or enter into any arrangement that would be a Labor Agreement if in effect on the date hereof or, through negotiation or otherwise, make any commitment or incur any Liability to any labor organization with respect to the Company and its Subsidiaries;

(xv) enter into, amend or modify any transaction or Contract with an Affiliate of the Company or its Subsidiaries or any Related Person (other than transactions solely among the Company and its Subsidiaries);

(xvi) (A) cancel or compromise any debt or claim, of waive or release any material right of the Company or any of its Subsidiaries or (B) make, change or revoke any material Tax election (including any entity classification election), change an annual Tax accounting period, change any taxable year, adopt or change any material Tax accounting method, file any material amended Tax Return, enter into any material closing agreement, settle any material claim for Taxes or assessments relating to it, surrender any material right to claim a refund of Taxes, consent to any extension or waiver of any limitation period applicable to any material claim for Taxes or assessments relating to it;

(xvii) grant to any Person, or dispose of or permit to lapse, any material Intellectual Property Rights;

(xviii) enter into, terminate, materially modify, renew or waive any material right under any Contract that is, or if entered into prior to the date hereof would have been, a Material Contract, other than in the Ordinary Course of Business;

(xix) materially modify or terminate any insurance coverage other than in the Ordinary Course of Business;

(xx) fail to pay any required maintenance or other similar fees or otherwise fail to make required filings or payments required to maintain and further prosecute any applications for registration of material Intellectual Property;

(xxi) settle, compromise, discharge or agree to settle any litigation, investigation, arbitration or Proceeding (other than the Litigation), except where the amount paid in any such settlement, compromise, discharge or agreement to settle does not exceed $100,000; or

(xxii) agree to do anything prohibited by this Section 5.3.

(c) From the date of this Agreement through the earlier of the Closing or the termination of this Agreement in accordance with its terms, (i) Seller Parent shall perform or cause to be performed those separation and preparatory activities set forth on Schedule 5.3(c) and (ii) Purchaser shall pay or cause to be paid or reimbursed to Seller Parent the fees and costs therefor set forth on Schedule 5.3(c).

(d) From the date of this Agreement through the earlier of the Closing or the termination of this Agreement in accordance with its terms, none of Purchaser, Purchaser Parent or any of their respective Affiliates shall take any action that would, or would reasonably be expected to, result in the Owner Settlement and Release Agreements not being valid and binding and in full force and effect at Closing.

5.4. Access; Financial Statements. From the date of this Agreement through the earlier of the Closing or the termination of this Agreement in accordance with its terms, subject to applicable Law, Seller Parent shall, and shall cause Company and its Subsidiaries to, afford to Purchaser and its accountants, counsel, financial advisors and other representatives (including any designee), and each of their respective representatives, reasonable access, upon reasonable request and notice, at reasonable times and in accordance with reasonable procedures established by the Company and its Subsidiaries, to the Company and its Subsidiaries properties and facilities, books, financial information, Contracts and records (including Tax records) of the Company and its Subsidiaries relating to the Business; provided, however, (a) such investigation shall not unreasonably disrupt the normal business operations of the Company and its Subsidiaries; (b) Purchaser shall not, and shall cause its accountants, counsel, financial advisors and other representatives (including any designee), and each of their respective representatives not to, communicate with any of the employees of the Company or any of its Subsidiaries without the prior consent of Seller Parent (which consent shall not be unreasonably withheld, conditioned or delayed); (c) none of Seller Parent, the Company or the Company’s Subsidiaries shall be required to provide access or disclose information where, upon the advice of counsel, such access or disclosure would jeopardize the attorney-client privilege of such party, where such access or disclosure would contravene any Laws or contractual, statutory or other obligation of confidentiality; and (d) this Section 5.4 shall not permit any sampling of soil, sediment, surface water, ground water or building material at, on, under or within any properties or facilities.

5.5. Exclusivity.

(a) From the date of this Agreement through the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, Seller Parent shall not, and shall cause the Company and each Subsidiary of the Company not to, and shall use commercially reasonable efforts to cause Seller Parent’s Representatives not to, directly or indirectly, (i) discuss, encourage, negotiate, undertake, initiate, authorize, recommend, propose or enter into, whether as the proposed surviving, merged, acquiring or acquired corporation or otherwise, any transaction involving a merger, consolidation, business combination, purchase or disposition of all or substantially all of the Business other than the transactions contemplated by this Agreement (an “Acquisition Transaction”), (ii) facilitate, encourage, solicit or initiate discussions, negotiations or submissions of proposals or offers in respect of an Acquisition Transaction, (iii) furnish or cause to be furnished, to any Person, any information concerning the Business in connection with an Acquisition Transaction, or (iv) otherwise knowingly cooperate in any way with, or knowingly assist or knowingly participate in, knowingly facilitate or knowingly encourage, any effort or attempt by any other Person to do or seek any of the foregoing.

(b) Seller Parent and the Company shall immediately cease and cause to be terminated any existing discussions or negotiations with any Persons (other than Purchaser) conducted heretofore with respect to any Acquisition Transaction.

5.6. Company Marks and Software.

(a) In accordance with the Trademark and Domain Name Assignment Agreement, at the Closing, Seller Parent, on behalf of itself and its Affiliates, shall assign, sell and transfer to Purchaser all of its right, title and interest in and to the name “Stone & Webster” or similar names and any service marks, trademarks, trade names, d/b/a names, fictitious names, identifying symbols, logos, emblems, signs or insignia related thereto or containing or comprising the foregoing, or otherwise used in the Business including any make or mark confusingly similar thereto and to the trademarks and service marks listed on Schedule 5.6 of the Seller Disclosure Schedule (collectively, the “Company Marks”), together with: (i) the applications and registrations of the Company Marks, (ii) the goodwill of the Business symbolized by and associated with the Company Marks and (iii) all rights, remedies, defenses, claims (including claims for refunds or adjustments and claims for breach of express or implied warranties), recoveries and rights to offset, whether known or unknown, of any nature relating to the Company Marks, including all rights to enforce any assignment of, license to, or confidentiality covenant with respect to, any Company Marks regardless of whether such rights arise under a Contract or otherwise. Prior to the Closing, Seller Parent shall, as part of the Restructuring Transactions, assign to the Company or one of its Subsidiaries that certain trademark license agreement, dated as of August 31, 2012, by and between Shaw and Technip S.A., relating to the “STONE AND WEBSTER PROCESSING TECHNOLOGY,” “STONE AND WEBSTER PROCESS TECHNOLOGY,” “STONE & WEBSTER PROCESSING TECHNOLOGY” and “STONE & WEBSTER PROCESS TECHNOLOGY” Company Marks.

(b) Seller Parent hereby agrees that upon the Closing, except as permitted by this Section 5.6(b), neither Seller Parent nor any of its Affiliates shall have the right to the use of the Company Marks. In furtherance thereof, as promptly as practicable but in no event later than one hundred eighty (180) days following the Closing Date, Seller Parent shall remove, strike over or otherwise obliterate all Company Marks from all materials held by, or under the control of, Seller Parent and its post-closing controlled Affiliates, including any vehicles, business cards, schedules, stationery, packaging materials, displays, signs, promotional materials, manuals, forms, computer software and other materials. Further, at, or as soon as legally practicable after, the Closing (but in any event within thirty (30) days after the Closing Date), Seller Parent shall, and shall cause its controlled Affiliates to, make the filings necessary to remove any Company Mark from its legal name by appropriate legal proceedings in the jurisdiction of its organization and in each jurisdiction where such entity has registered to do business. Notwithstanding the foregoing, Seller Parent and its Affiliates may use the Company Marks (i) as required by Law, (ii) to the extent required in regulatory filings, (iii) in a non-promotional manner for historical reference to company names, products or other materials bearing such name and (iv) in a non-promotional manner in reference to products and services (or documents provided therewith) bearing such name that were sold or offered prior to the Closing.

(c) Notwithstanding anything to the contrary in this Agreement, as promptly as practicable but in no event later than one hundred eighty (180) days following the Closing Date, Purchaser shall remove, strike over or otherwise obliterate all “CB&I” Company Marks from all materials held by, or under the control of, Purchaser and its post-closing controlled Affiliates, including any vehicles, business cards, schedules, stationery, packaging materials, displays, signs, promotional materials, manuals, forms, computer software and other materials. Further, at, or as soon as legally practicable after, the Closing (but in any event within thirty (30) days after the Closing Date), Purchaser shall cause its controlled Affiliates to make the filings necessary to remove any “CB&I” Company Mark from its legal name by appropriate legal proceedings in the jurisdiction of its organization and in each jurisdiction where such entity has registered to do business. Notwithstanding the foregoing, Purchaser and its Affiliates may use the “CB&I” Company Marks (i) as required by Law, (ii) to the extent required in regulatory filings, (iii) in a non-promotional manner for historical reference to company names, products or other materials bearing such name and (iv) in a non-promotional manner in reference to products and services (or documents provided therewith) bearing such name that were sold or offered prior to the Closing.

(d) With respect to the software marked “Request Transfer” on Schedule 2.10(e) of the Seller Disclosure Schedule, Seller Parent shall, and shall cause its Subsidiaries to, use reasonable best efforts to obtain any third-party consents required to transfer, assign or sublicense such software and related service agreements; provided that neither Seller Parent nor its Subsidiaries shall be required to pay any fees or institute or defend any Proceeding in order to obtain such consents.

(e) With respect to the software marked “Not Included” on Schedule 2.10(e) of the Seller Disclosure Schedule, neither Seller Parent nor its Subsidiaries shall be required to transfer, assign or sublicense, or seek any consents to transfer, assign or sublicense, such software. Neither Seller Parent nor any of its Subsidiaries shall be required to pay any costs associated therewith, including as a result of any efforts by Purchase Parent, Purchaser or their respective Affiliates to procure any license directly from vendors or otherwise to procure a replacement.

(f) With respect to the Transferred Software, immediately following the Closing, Purchaser shall, or shall cause the Company or Subsidiary of the Company owning such Transferred Software to, enter into a license agreement with Seller Parent or one of its Subsidiaries, as designated by Seller Parent, granting such Seller Parent designee the right to use any such Transferred Software for the purpose of verifying or validating previous calculations presented to a previous client on the request of such previous client.

(g) Prior to the Closing, Seller Parent shall or shall cause one of its Subsidiaries (other than the Company or its Subsidiaries) to enter into a license agreement with the Company or one of its Subsidiaries, pursuant to which such licensor shall grant such licensee an irrevocable, perpetual, worldwide, transferable, sublicensable, non-exclusive royalty-free license in and to the rights of Seller Parent and its Subsidiaries, including the right to prepare derivative works, in the CB&I Software, in source code format; provided that such license agreement shall provide that such licensee shall not, and shall cause Purchaser and the Subsidiaries of Purchaser (including the Company and its Subsidiaries) not to, directly or indirectly, sell, convey, dispose of or otherwise transfer any CB&I Software, or any derivative works therefrom, to any Person that is not an Affiliate of Purchaser, grant any rights (in whole or in part) with respect to any CB&I Software, or any derivative works therefrom, to any Person that is not an Affiliate of Purchaser or license or sublicense or otherwise permit to use (in whole or in part) any CB&I Software, or derivative works therefrom, to any Person that is not an Affiliate of Purchaser; provided, further, that notwithstanding the foregoing: (i) Purchaser and its Subsidiaries (including the Company and its Subsidiaries) shall be permitted to disclose the CB&I Software to Government Officials and Government Authorities, contractors, customers or clients, and (ii) upon any change of control of Purchaser and its Subsidiaries (including the Company and its Subsidiaries) or sale of all or a substantial portion of the Business, Purchaser may assign, sell, convey, dispose of or otherwise transfer any CB&I Software to an acquirer thereof, provided that such acquirer must thereafter comply with this Section 5.6(g).

5.7. Governmental Consents and Approvals.

(a) Each of Purchaser, Purchaser Parent, Seller Parent and the Company shall use, and each of Seller Parent and the Company shall cause each of its Subsidiaries to use, its reasonable best efforts to obtain at the earliest practical date all consents, waivers, approvals, Orders, Permits, authorizations and declarations from, make all filings with, and provide all notices to, all Governmental Authorities which are required to consummate, or in connection with, the transactions contemplated by this Agreement, including the consents, waivers, approvals, Orders, Permits, authorizations, declarations, filings and notices referred to in Sections 2.4, 3.3 and 4.3. Without limiting the foregoing, Purchaser, Purchaser Parent, Seller Parent and the Company shall (i) make (or cause to be made) all filings required of each of them or any of their respective Subsidiaries or Affiliates under the HSR Act or other Competition Laws with respect to the transactions contemplated hereby or by the Transaction Documents as promptly as practicable and, in any event, within ten (10) Business Days after the date of this Agreement in the case of all filings required under the HSR Act, (ii) comply at the earliest practicable date with any request under the HSR Act or other Competition Laws for additional information, documents, or other materials received by each of them or any of their respective Subsidiaries or Affiliates from the U.S. Federal Trade Commission (the “FTC”), the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) or any other Governmental Authority in respect of such filings or such transactions, and (iii) cooperate with each other in connection with any such filing and in connection with resolving any investigation or other inquiry of any of the FTC, the Antitrust Division or other Governmental Authority under any Competition Laws with respect to any such filing or any such transaction. Each such party shall use reasonable best efforts to furnish to each other party hereto all information required for any application or other filing to be made pursuant to any applicable Law in connection with the transactions contemplated by this Agreement. Each such party shall promptly inform the other parties hereto of any oral communication with, and provide copies of written communications with, any Governmental Authority regarding any such filings or any such transaction and permit the other party to review in advance any proposed communication by such party to any Governmental Authority. No party hereto shall independently participate in any formal meeting with any Governmental Authority in respect of any such filings, investigation or other inquiry without giving the other parties hereto prior notice of the meeting and, to the extent permitted by such Governmental Authority, the opportunity to attend and/or participate. Subject to applicable Law, the parties hereto shall consult and cooperate with one another in connection with the matters described in this Section 5.7, including in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto relating to proceedings under the HSR Act or other Competition Laws.

(b) Each of Purchaser, Purchaser Parent, Seller Parent and the Company shall use reasonable best efforts to resolve such objections, if any, as may be asserted by any Governmental Authority with respect to the transactions contemplated by this Agreement under any Competition Laws. In connection therewith, if any Proceeding is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement or the Transaction Documents as in violation of any Law, the parties hereto Seller Parent shall use reasonable best efforts, and cooperate with one another, to contest and resist any such Proceeding, and to have vacated, lifted, reversed, or overturned any decree, judgment, injunction or other order whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents, or restricts consummation of the transactions contemplated by this Agreement or the Transaction Documents, including by pursuing all available avenues of administrative and judicial appeal unless, by mutual agreement, Purchaser and Seller Parent decide that litigation is not in their respective best interests. Each of Purchaser, Purchaser Parent, Seller Parent and the Company shall use reasonable best efforts to take such action as may be required to cause the expiration of the notice periods under the HSR Act or other Competition Laws with respect to such transactions as promptly as possible after the execution of this Agreement. Notwithstanding anything to the contrary in this Agreement, neither Purchaser nor any of its Affiliates (which for purposes of this sentence shall include the Company and its Subsidiaries) shall be required, in connection with the matters covered by this Section 5.7, (i) to pay any amounts (other than the payment of filing fees and expenses and fees of counsel), (ii) to commence or defend any litigation, (iii) to hold separate (including by trust or otherwise) or divest any of their respective businesses, product lines or assets, (iv) to agree to any limitation (other than immaterial limitations) on the operation or conduct of their or the Company’s or its Subsidiaries’ businesses or (v) to waive any of the conditions set forth in Article VIII of this Agreement.

(c) Purchaser shall not, and shall not permit any of its Subsidiaries or Affiliates to, acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets or take any other action if the entering into of a definitive agreement relating to or the consummation of such acquisition, merger, consolidation or other action could reasonably be expected to (i) impose a significant delay in the obtaining of, or significantly increase the risk of not obtaining, any authorizations, consents, orders, declarations or approvals of any Governmental Authority necessary to consummate the transactions contemplated hereby or the expiration or termination of any applicable waiting period, (ii) significantly increase the risk of any Governmental Authority entering an order prohibiting the consummation of the transactions contemplated hereby, (iii) significantly increase the risk of not being able to remove any such order on appeal or otherwise, or (iv) significantly delay or prevent the consummation of the transactions contemplated hereby.

(d) Without limiting any of the obligations of any party to this Agreement set forth in this Section 5.7, each of Purchaser, Purchaser Parent, Seller Parent and the Company agrees to make or cause to be made as necessary (i) a notification to the Nuclear Regulatory

Agencies under the Atomic Energy Act of 1954, as amended, (ii) notifications to the DOE or other Governmental Authority related to continuation or transfer of authorizations related to assistance to foreign atomic energy activities under Title 10 of the Code of Federal Regulations Part 810; and (iii) (x) a draft notification to the Committee on Foreign Investment in the United States (“CFIUS”) under Exon-Florio, as soon as practicable following the date of hereof (and in no event later than ten (10) Business Days) and (y) a definitive notification to CFIUS under the Exon-Florio Amendment, no later than three (3) Business Days following the date of the receipt of comments, if any, from the U.S. Department of Treasury with respect to the draft notification and shall assist and cooperate in all respects with the other party in connection with any such notifications.

5.8. Confidentiality. Purchaser and Seller Parent are parties to the Confidentiality Agreement, dated as of July 7, 2015 (as amended prior to the date hereof, the “Confidentiality Agreement”). All nonpublic information provided to or obtained by Purchaser in connection with the transactions contemplated hereby or pursuant to this Agreement (including, for the avoidance of doubt, under Section 5.4) shall be “Confidential Information” for purposes of the Confidentiality Agreement, the terms of which shall continue in full force and effect until the Closing. Notwithstanding anything in this Agreement or the Confidentiality Agreement to the contrary, the Confidentiality Agreement shall terminate upon the Closing; provided that Purchaser’s obligations shall terminate only in respect of that portion of the Confidential Information exclusively relating to the Business.

5.9. Related-Party Transactions with Non-Management Affiliates. On or prior to the Closing Date, Seller Parent shall cause the Company and the Company’s Subsidiaries to (a) terminate all Contracts with Seller Parent or its Affiliates, including those guarantees listed on Schedule 8.1(d) of the Seller Disclosure Schedule (other than (i) those Contracts set forth on Schedule 11.1(b) of the Seller Disclosure Schedule, (ii) Contracts solely among the Company and its Subsidiaries and (iii) Contracts among the Company and its Subsidiaries and their respective officers and employees) and (b) deliver releases executed by such Affiliates with whom the Company has terminated such Contracts pursuant to this Section 5.9 providing that no further payments are due, or may become due, under or in respect of any such terminated Contracts; provided that in no event shall the Company or any of its Subsidiaries pay any fee or otherwise incur any expense or financial exposure with respect to any such termination or release.

5.10. Notice of Developments.

(a) If to the Knowledge of Seller Parent or the Company any fact or development arises following the date of this Agreement until the earlier of the termination of this Agreement or the Closing Date that, if such fact or development had existed on the date of this Agreement, Seller Parent and the Company would have disclosed on the Seller Disclosure Schedule, Seller Parent shall notify Purchaser of this fact or development.

(b) If to the Knowledge of Purchaser any fact or development arises following the date of this Agreement until the earlier of the termination of this Agreement or the Closing Date that, if such fact or development had existed on the date of this Agreement, Purchaser would have disclosed on a disclosure schedule, Purchaser shall notify Seller Parent of this fact or development.

(c) No such disclosure shall be deemed to modify the representations and warranties contained in Article III and Article IV or otherwise be taken into account in determining whether the conditions set forth in Sections 8.1(a) and 8.2(a) have been satisfied.

ARTICLE VI

ADDITIONAL COVENANTS

6.1. Employee Matters.

(a) With respect to employee matters, the parties have made the representations, warranties and agreements and covenants set forth the Employee Matters Agreement, which is hereby incorporated in, and made a part of, this Agreement as if set forth in full herein.

(b) Not later than ten (10) Business Days following the date hereof, Seller Parent shall deliver to Purchaser Parent current (or, if not available, the most recent) documentation and funding information that it possesses or can reasonably obtain following the date hereof with respect to any Multiemployer Plans to which the Company or any of its ERISA Affiliates has within the six (6) year period prior to the Closing Date had any obligation or Liability, contingent or otherwise.

(c) Within fifteen (15) days following the date hereof, Seller Parent shall make available to Purchaser applicable documents pertaining to labor and employment claims listed on Schedule 2.11(f) of the Seller Disclosure Schedule.

6.2. Director and Officer Liability and Indemnification. During the period from the Closing Date until the sixth (6th) anniversary of the Closing Date, (a) Purchaser shall cause any of the articles of organization, certificates of formation, operating agreements, limited liability company agreements and/or other organizational documents of any of the Company and its Subsidiaries (collectively, the “Constitutive Documents”) in effect on the date hereof to contain provisions with respect to indemnification, exculpation and advancement of expenses that are not less favorable to any present and former manager, director, member, partner and officer (and similar functionary) of the Company and its Subsidiaries (each a “Covered Person”) as those set forth in the Constitutive Documents of the Company and its Subsidiaries on the date of this Agreement, (b) Purchaser shall not, and shall not permit the Company or any of its Subsidiaries to, amend, repeal or modify any provision in the Constitutive Documents relating to the exculpation, advancement of expenses or indemnification of any Covered Person (unless required by Law or such change would not be adverse to any Covered Person), and (c) Purchaser shall cause the Company and its Subsidiaries to indemnify and hold harmless, and provide advancement of expenses to, all Covered Persons for all acts and omissions occurring at or prior to the Closing to the same extent such persons would have the right to be indemnified and held harmless or have the right to advancement of expenses as of the date of this Agreement by the Company and its Subsidiaries pursuant to the Constitutive Documents and any indemnification agreements as of the date of this Agreement, it being the intent of the parties that the Covered Persons shall continue to be entitled to such exculpation, advancement of expenses and indemnification to the fullest extent of the Law.

(a) Purchaser shall guarantee and stand surety for, and shall cause the Company and its Subsidiaries to honor, in accordance with their respective terms, each of the covenants contained in this Section 6.2.

(b) If Purchaser, the Company, the Company’s Subsidiaries or any of their successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then proper provisions shall be made so that the successors and assigns of Purchaser, the Company, the Company’s Subsidiaries or any of their successors or assigns assumes all of the obligations set forth in this Section 6.2.

6.3. Non-Competition; Non-Solicitation; Confidentiality.

(a) For a period of two (2) years from and after the Closing Date (the “Covenant Term”), Seller Parent shall not, and shall cause its controlled Affiliates that are not individuals not to, directly or indirectly, own, manage, engage in, operate, control, maintain any interest in (proprietary, financial or otherwise) or participate in the ownership, management, operation or control of, any business, whether in corporate, proprietorship or partnership form or otherwise, engaged in the AP1000 Business (a “Restricted Business”); provided, however, that the restrictions contained in this Section 6.3(a) shall not restrict Sellers or any of its controlled Affiliates from (i) collectively owning 10% or less of the outstanding securities of any publicly traded company engaged in the Restricted Business, (ii) collectively owning 5% or less of the outstanding securities of any other Person engaged in the Restricted Business, (iii) collectively owning an interest in any Person engaged in the Restricted Business if the Restricted Business of such Person generated 10% or less of such Person’s consolidated annual revenues in the last completed fiscal year of such Person or not more than $10,000,000 of such Person’s consolidated annual revenues in the last completed fiscal year of such Person or (iv) acquiring an interest in any Person that is engaged in the Restricted Business that generated more than 10% but less than 20% of its consolidated annual revenues in the last completed fiscal year if, within six (6) months of such acquisition Seller Parent or one of its controlled Affiliates enters into a definitive agreement providing for the disposition of such Restricted Business, and the disposition of such Restricted Business is completed within eighteen (18) months of such acquisition.

(b) For the Covenant Term, Seller Parent shall not, and shall cause its controlled Affiliates not to, and shall use its commercially reasonable efforts to cause its and its controlled Affiliates’ directors, officers and employees (collectively, the “Restricted Solicitors”) not to, directly or indirectly, cause, solicit, induce or encourage any employees of any of the Company or its Subsidiaries to leave such employment or hire or employ such individual; provided, however, that this restriction shall not prohibit the solicitation, hiring or employment of any individual (i) whose employment was terminated by Purchaser or any of its Affiliates; provided that discussions between a Restricted Solicitor and such individual did not commence prior to the date of such termination; or (ii) who responds to a general solicitation through advertisements in newspapers or other media of general circulation advertising employment opportunities or contacts by an employee search firm, in each case to the extent that such advertisements or search firms do not specifically target any employees of the Company or its Subsidiaries; provided that with respect to hiring and employment, this subclause (ii) shall not be applicable to any Key Employee until the first anniversary of the Closing Date. For the Covenant Term, Purchaser shall not, and shall cause its controlled Affiliates not to, and shall use its commercially reasonable efforts to cause its and its controlled Affiliates’ directors, officers and employees (collectively, the “Restricted Purchaser Solicitors”) not to, directly or indirectly, cause, solicit, induce or encourage any employees of any of Seller Parent or its Subsidiaries to leave such employment or hire or employ such individual; provided, however, that this restriction shall not prohibit the solicitation, hiring or employment of any individual (i) whose employment was terminated by Seller Parent or any of its Affiliates; provided that discussions between a Restricted Purchaser Solicitor and such individual did not commence prior to the date of such termination; or (ii) who responds to a general solicitation through advertisements in newspapers or other media of general circulation advertising employment opportunities or contacts by an employee search firm, in each case to the extent that such advertisements or search firms do not specifically target any employees of Seller Parent or its Subsidiaries.

(c) From and after the Closing Date, Seller Parent shall not and shall cause its controlled Affiliates not to, and shall use its commercially reasonable efforts to cause its and its controlled Affiliates’ directors, officers and employees not to, directly or indirectly, disclose, reveal, divulge or communicate to any Person other than authorized officers, directors and employees of Purchaser or its Subsidiaries (including the Company and its Subsidiaries) any Purchaser Confidential Information; provided that Seller Parent shall not have any obligation to keep confidential (or cause its controlled Affiliates or its or their directors, officers and employees to keep confidential) any Purchaser Confidential Information if and to the extent disclosure thereof is required by applicable Law or applicable stock exchange listing rule or any Order; provided, however, that in the event disclosure is required by applicable Law or applicable stock exchange listing rule or any Order, Seller Parent shall, to the extent reasonably possible, provide Purchaser with prompt notice of such requirement prior to making any disclosure so that Purchaser may seek an appropriate protective order. For purposes of this Section 6.3(c), “Purchaser Confidential Information” means any information with respect to the Business that the Company and its Subsidiaries have maintained and continue to maintain as confidential, including methods of operation, customer lists, products, prices, fees, costs, technology, inventions, trade secrets, know-how, software, marketing methods, plans, personnel, suppliers, competitors, markets or other specialized information or proprietary matters.

(d) The covenants and undertakings contained in this Section 6.3 relate to matters that are of a special, unique and extraordinary character and a violation of any of the terms of this Section 6.3 will cause irreparable injury to Purchaser, the amount of which will be impossible to estimate or determine and which cannot be adequately compensated. Accordingly, the remedy at law for any breach of this Section 6.3 will be inadequate. Therefore, Purchaser will be entitled to a temporary and permanent injunction, restraining order or other equitable relief from any court of competent jurisdiction in the event of any breach of this Section 6.3 without the necessity of proving actual damage or posting any bond whatsoever. The rights and remedies provided by this Section 6.3 are cumulative and in addition to any other rights and remedies that Purchaser may have hereunder or at law or in equity.

(e) The parties hereto agree that, if any court of competent jurisdiction determines that a specified time period, a specified geographical area, a specified business limitation or any other relevant feature of this Section 6.3 is unreasonable, arbitrary or against public policy, then a lesser period of time, geographical area, business limitation or other relevant feature that is determined by such court to be reasonable, not arbitrary and not against public policy may be enforced against the applicable party.

6.4. Further Assurances.

(a) Subject to, and not in limitation of, Section 5.7, each party shall use its reasonable best efforts to cause the fulfillment at the earliest practicable date of all of the conditions to such party’s respective obligations to consummate all of the transactions contemplated by this Agreement, including causing to be executed and delivered all such documents and instruments, or the taking of any additional actions reasonably necessary to consummate such transactions.

(b) Purchaser shall, and shall cause its Subsidiaries (including the Company and its Subsidiaries) to, provide such assistance and cooperation as Seller Parent and its Affiliates may reasonably request in connection with the Excluded Liabilities. Notwithstanding anything to the contrary in this Agreement, neither Purchaser nor any of its Affiliates (including the Company and its Subsidiaries) shall be required to pay any material amounts or incur any Liability or Loss in connection with providing such assistance and cooperation.

6.5. Post-Closing Transfers. From the Closing Date until the six (6) month anniversary of the Closing Date, Seller Parent shall, at its sole cost and expense, transfer or cause to be transferred such assets, Permits, properties, interests and rights (including real property, tangible and intangible property and Intellectual Property Rights) to Purchaser, if any, as are necessary to cause the representations in Section 2.20 to have been true and correct in all material respects as of the Closing Date had such assets been transferred to Purchaser as of the Closing Date.

6.6. Restructuring Transactions.

(a) Following the date hereof and prior to the Closing, Seller Parent shall cause the Restructuring Transactions to be consummated in accordance with the terms set forth on Schedule 6.6 in all material respects, with such modifications as Purchaser and Seller Parent shall mutually agree.

(b) Following the date hereof and prior to the Closing, Seller Parent (i) shall not be permitted to amend or modify the Restructuring Transactions in any manner without the consent of Purchaser, which consent shall not be unreasonably withheld, conditioned or delayed and (ii) shall consider in good faith such amendments to the Restructuring Transactions as are reasonably requested by Purchaser. Purchaser shall consider in good faith such amendments to the Restructuring Transactions as are reasonably requested by Seller Parent.

(c) Seller Parent and Purchaser shall, and shall cause their respective Affiliates to, treat any distribution by the Company pursuant to the Restructuring Transactions as having occurred in the deemed complete liquidation of the Company, within the meaning of Section 332 of the Code, resulting from the Section 338(h)(10) Election, in each case as contemplated by Treasury Regulations §1.338(h)(10)-1(d)(4).

6.7. Reserved.

6.8. Insurance

(a) From and after the Closing Date, the Company and its Subsidiaries shall cease to be insured by or be entitled to claim benefits from or seek coverage under any policy, binder or other agreement of insurance (including self-insurance arrangements and interests in insurance policies, pools and arrangements) in the name of or held by Seller Parent or any of its Affiliates (other than the Company or any of its Subsidiaries) (each, a “Seller Insurance Arrangement”), in each case except as follows:

(i) with respect to any claim, act, omission, event, circumstance, occurrence or loss that occurred or existed on or prior to the Closing Date (and then only to the extent that such claim, act, omission, event, circumstance, occurrence or loss occurred or existed on or prior to the Closing Date) relating to the Company or any of its Subsidiaries (or any asset, property, liability, obligation or employee thereof), in each case that would be an Assumed Liability (each, a “Pre-Closing Date Insured Event”) as to which a notice, claim or other notification of any form has been given to an officer of the risk management or legal department of Seller Parent or an insurer under a claims-made Seller Insurance Arrangement prior to the Closing Date, the Company and its Subsidiaries may claim benefits under such Seller Insurance Arrangements following the Closing Date with respect to such Pre-Closing Date Insured Event as to which a notice, claim or other notification of any form has been given to an officer of the risk management or legal department of Seller Parent or an insurer under a claims-made Seller Insurance Arrangement prior to the Closing Date.

(ii) with respect to any Pre-Closing Date Insured Event that is or may be covered by any occurrence-based Seller Insurance Arrangement, the Company and its Subsidiaries may claim benefits under such Seller Insurance Arrangements following the Closing Date.

(b) Seller Parent shall, and shall cause its Affiliates to:

(i) provide notice prior to the Closing Date under any applicable claims-made Seller Insurance Arrangements of any Pre-Closing Date Insured Event of which Seller Parent or the Company or any of its Subsidiaries has or acquires Knowledge prior to the Closing Date; and

(ii) provide such assistance as Purchaser or the Company or any of its Subsidiaries may reasonably request from time to time in connection with pursuit by or on behalf of the Company or any of its Subsidiaries of any insurance benefits or coverage permitted by this Section 6.8.

Should Seller Parent or any Affiliate thereof (or any Person acting on behalf of the foregoing) collect at any time following the Closing Date any proceeds under any Seller Insurance

Arrangement that arise from a Pre-Closing Date Insured Event, Seller Parent shall (or shall cause such Affiliate to) promptly pay such proceeds (net of (i) any out-of-pocket expenses incurred by Seller Parent and its Affiliates in collecting such proceeds and (ii) any amounts to which any Seller Parent Indemnified Parties are entitled under Article X hereof with respect to such Pre-Closing Date Event) over to Purchaser or its designee. Should Purchaser or any Affiliate thereof (or any Person acting on behalf of the foregoing) collect at any time following the Closing Date any proceeds under any Seller Insurance Arrangement that arise from a claim, act, omission, event, circumstance, occurrence or loss occurred or existed on or prior to the Closing Date) relating to the Company or any of its Subsidiaries (or any asset, property, liability, obligation or employee thereof), in each case that would be an Excluded Liability, Purchaser shall (or shall cause such Affiliate to) promptly pay such proceeds (net of (i) any out-of-pocket expenses incurred by Purchaser and its Affiliates in collecting such proceeds and (ii) any amounts to which any Purchaser Indemnified Parties are entitled under Article X hereof with respect to such claim, act, omission, event, circumstance, occurrence or loss occurred or existed on or prior to the Closing Date) over to Seller Parent or its designee.

(c) This Agreement shall not be considered as an attempted assignment of any policy of insurance or as a contract of insurance, and nothing in this Agreement is intended to waive or abrogate in any way Seller Parent’s or the Company’s or any of its Subsidiaries’ own rights to insurance coverage for any liability, whether relating to Seller Parent, the Company or any of its Subsidiaries or otherwise.

(d) Nothing in this Section 6.8 shall limit, modify or in any way affect the rights and obligations of the parties under Article X, provided that any insurance proceeds actually collected with respect to a particular Loss shall be taken into account under and to the extent required by Section 10.6.

6.9. Payoff Letters; Transaction Expenses.

(a) Seller Parent shall pay, or shall cause to be paid, any Estimated Closing Indebtedness Amount at or prior to the Closing and deliver to Purchaser copies of the Payoff Letters in connection therewith.

(b) Seller Parent shall pay, or shall cause to be paid, any Estimated Company Transaction Expenses at or prior to the Closing.

6.10. Outlier Leased Real Property. Schedule 2.16 of the Seller Disclosure Schedule identifies certain Leased Real Properties leased by Subsidiaries of Seller Parent other than the Company or any of its Subsidiaries (each, an “Outlier Leased Real Property”). With respect to each Outlier Leased Real Property, Seller Parent covenants that as of the Closing Date, Seller Parent shall have: (a) obtained the landlord’s written consent (if required by the lease) to an assignment of the lease to a Company or one of its Subsidiaries, such consent and assignment to be in a form reasonably satisfactory to Purchaser; (b) subleased such Outlier Leased Real Property to Purchaser or to a Subsidiary of Purchaser designated by Purchaser, at the rental and other terms and conditions of the lease, and obtain the landlord’s consent thereto as required by the lease, such sublease and consent to be in a form reasonably satisfactory to Purchaser; or (c) entered into other agreements granting to the Company or one of its Subsidiaries the right to use and occupy such Outlier Leased Real Property, such agreements to be in form and substance reasonably satisfactory to Purchaser.

ARTICLE VII

TAX MATTERS

7.1. Seller Parent Returns and Reports. Seller Parent shall file, or shall cause its Subsidiaries or Affiliates to file, when due (a) all Tax Returns that are required to be filed by or with respect to the Company and its Subsidiaries on or before the Closing Date (taking into account all valid extensions of time to file) and (b) all Tax Returns required to be filed after the Closing Date (taking into account all valid extensions of time to file) that are Consolidated Tax Returns, and in each case shall pay all Taxes shown as due on such Tax Returns. All such Tax Returns shall be prepared in a manner consistent with prior practice unless otherwise required by applicable Law.

7.2. Purchaser Returns and Reports . Purchaser shall file or cause to be filed when due all Tax Returns (other than those identified in Section 7.1 above) that are required to be filed by or with respect to the Company and its Subsidiaries after the Closing Date with respect to Pre-Closing Tax Periods and, subject to the rights to payment from Seller Parent as provided in this Section 7.2, shall pay all Taxes shown as due on such Tax Returns. All such Tax Returns shall be prepared in a manner consistent with prior practice unless otherwise required by applicable Law or this Agreement. Purchaser shall provide Seller Parent with copies of such completed Tax Returns at least thirty (30) days prior to the due date for filing thereof, along with supporting work papers, for Seller Parent’s review and approval. Seller Parent and Purchaser shall attempt in good faith to resolve any disagreements regarding such Tax Returns prior to the due date for filing. In the event that Seller Parent and Purchaser are unable to resolve any dispute with respect to such Tax Return at least ten (10) days prior to the due date for filing, such dispute shall be resolved pursuant to Section 7.9, which resolution shall be binding on the parties. Not later than ten (10) days prior to the due date for the payment of Taxes on any Tax Returns which Purchaser has the responsibility to cause to be filed pursuant to this Section 7.2, Seller Parent shall pay (or cause to be paid) to Purchaser the amount of Taxes, as reasonably determined by Purchaser, owed by Seller Parent in respect of such Tax Returns. No payment pursuant to this Section 7.2 shall excuse Seller Parent from its indemnification obligations pursuant to Section 10.2 if the amount of Taxes as ultimately determined (on audit or otherwise) for the periods covered by such Tax Returns exceeds the amount of Seller Parent’s payment under this Section 7.2.

7.3. Amendments . Unless required by applicable Law, Purchaser shall not permit any amendment of any Tax Return filed with respect to any Pre-Closing Tax Period (if Seller Parent would be liable for any Losses arising from such amended returns) without the prior written consent of Seller Parent, which consent shall not be unreasonably withheld, conditioned or delayed; provided that the foregoing shall not apply to any amended Tax Return that may be required following resolution of a Tax audit or other inquiry from a Taxing Authority conducted in accordance with the contest provisions of Section 7.4.

7.4. Contest Provisions.

(a) If a claim shall be made by any Taxing Authority or Governmental Authority, that, if successful, might result in a payment on behalf of Seller Parent to Purchaser under Section 10.2 in respect of Taxes Purchaser shall promptly notify Seller Parent with such potential liability in writing (a “Tax Notice”) of such claim (a “Tax Claim”); provided that Purchaser’s failure to deliver such Tax Notice to Seller Parent shall not limit Purchaser’s rights under Section 10.2 except to the extent Seller Parent is actually and materially prejudiced by such failure.

(b) Seller Parent shall have the right, at the expense of Seller Parent, to control all proceedings in connection with any Tax Claim; provided that, (i) Seller Parent shall provide Purchaser with copies of all correspondence, notices and other written materials received from any Taxing Authorities and shall otherwise keep Purchaser and its tax advisors advised of developments in the audit or dispute and of communications involving representatives of the Taxing Authorities, (ii) Seller Parent shall keep Purchaser reasonably informed and consult seriously and in good faith with Purchaser and its tax advisors with respect to any issue relating to such audit or dispute, (iii) Seller Parent shall provide Purchaser with a copy of any written submission to be sent to a Taxing Authority prior to the submission thereof and shall give serious and good faith consideration to any comments or suggested revisions that Purchaser or its tax advisors may have with respect thereto, and (iv) there will be no settlement, resolution, or closing or other agreement with respect thereto without the consent of Purchaser, which consent will not be unreasonably withheld, conditioned or delayed.

7.5. Transfer Taxes. The party legally obligated to do so shall (a) pay within any time period prescribed by Law or Taxing Authority all transfer, documentary, filing, recording, stamp, sales, use, customs duties, registration, and other similar Taxes or fees or governmental charges, including interest or penalties thereon, in each case arising out of or in connection with the transactions effected pursuant to this Agreement (“Transfer Taxes”) and (b) at its own expense, file (or cause to be filed) all necessary Tax Returns and other documentation with respect to any such Transfer Taxes. Purchaser and Seller Parent each agrees to assume liability for, and shall pay, fifty percent (50%) of any such Transfer Taxes. If required by applicable Law, Seller Parent shall, and shall cause its Affiliates to, join in the execution of any such Tax Returns and other documentation. Seller Parent and Purchaser shall, and shall cause their respective Affiliates to, use commercially reasonable efforts to minimize the amount of Transfer Taxes payable by reason of the consummation of the transactions contemplated hereunder.

7.6. Cooperation; Access to Records. After the Closing, Seller Parent and Purchaser shall cooperate fully in preparing for and conducting any audits of, or disputes with any Taxing Authorities regarding, any Tax Returns, and shall provide such information as reasonably necessary for such audits, disputes or for the filing of all Tax Returns, subject to the provisions of Section 7.4. Seller Parent shall, and shall cause its applicable Affiliates to, after the Closing, consistent with current practices of the Company and its Subsidiaries, retain such records, documents, accounting data and other information as are necessary for the preparation, filing and examination of Tax Returns with respect to Taxes of the Company and its Subsidiaries and shall make available to the other parties and to any Government Authority as reasonably requested all records, documents, accounting data and other information relating to Taxes of the Company and its Subsidiaries until the expiration of the relevant statute of limitations and shall give Purchaser reasonable written notice prior to transferring, destroying, or discarding any such books and records and, if Purchaser so requests, Seller Parent, or Seller Parent’s Affiliates, as the case may be, shall allow Purchaser to take possession of such books and records; provided that the external auditors and accountants of Seller Parent or any of its Affiliates shall not be obliged to make any work papers available to any Person except in accordance with such auditors’ and accountants’ normal disclosure procedures and only then after such Person has signed a customary agreement relating to such access to work papers in form and substance reasonably acceptable to such auditors and accountants.

7.7. Tax Sharing. Prior to the Closing Date, Seller Parent shall, and shall cause its Affiliates to, terminate any tax sharing, tax allocation and tax indemnification agreements and arrangements of the Company or any of its Subsidiaries, and such agreements shall have no further effect for any taxable year or period (whether a past, present or future year or period), and no additional payments shall be made thereunder on or after the Closing Date with respect to any period.

7.8. Straddle Period Tax Allocation. If the Company or any of its Subsidiaries does not close its taxable year on the Closing Date or in any case in which a Tax is assessed with respect to a taxable period which includes the Closing Date but does not begin or end on that day (a “Straddle Period”), the Taxes, if any, attributable to a Straddle Period shall be allocated (a) to the Pre-Closing Tax Period for the period up to and including the Closing Date, and (b) to the period beginning after the Closing Date for the period subsequent to the Closing Date. Any allocation of income or deductions required to determine any Taxes attributable to a Straddle Period shall be made by means of a closing of the books and records of the Company and its Subsidiaries as of the Closing Date, provided that (i) real and personal property Taxes and any other ad valorem Taxes shall be apportioned on a per diem basis and (ii) exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions) shall be allocated between the period ending on the Closing Date and the period after the Closing Date in proportion to the number of days in each such period.

7.9. Disputes. Any dispute as to any matter covered in this Article VII shall be resolved by a nationally recognized tax expert in the jurisdiction to which the dispute relates that is mutually agreed by Seller Parent and Purchaser or, if Seller Parent and Purchaser do not agree on the selection of such expert, KPMG. The fees and expenses of such expert shall be borne 50% by Seller Parent, on the one hand, and 50% by Purchaser on the other. If any dispute with respect to a Tax Return is not resolved prior to the due date of such Tax Return, such Tax Return shall be filed in the manner which the party responsible for preparing such Tax Return deems correct, the filing of which shall not prejudice or otherwise control the dispute in respect of such Tax Return.

7.10. Refunds. Any overpayments, refunds or credits of, Taxes attributable to Pre-Closing Tax Periods of the Company or its Subsidiaries for which Seller Parent is responsible pursuant to Section 10.2, plus any interest actually received with respect thereto from an applicable Taxing Authority, shall be for the account of Seller Parent unless such refunds or credits result from a carryback of losses or other Tax attributes from a Post-Closing Tax Period. Purchaser shall pay or cause to be paid such amount to Seller Parent less reasonable out-of-pocket expenses incurred in connection with obtaining such refunds less any Taxes incurred by Purchaser or the Company as a result of such refunds or credits (including interest thereon).

7.11. Section 338(h)(10) Election. Purchaser and Seller Parent shall, or shall cause the applicable Affiliates to, join in making an election under Section 338(h)(10) of the Code and the Treasury Regulations thereunder and any corresponding or similar elections under state, local or foreign Law (collectively, the “Section 338(h)(10) Election”) with respect to the Company and the Section 338(h)(10) Subsidiaries. For the purpose of making any Section 338(h)(10) Election, on or prior to the Closing Date, Seller Parent shall deliver to Purchaser an appropriately executed original IRS Form 8023 (or successor form and all applicable corresponding state or local forms) with respect to the Company and each Section 338(h)(10) Subsidiary. Purchaser will, or will cause the applicable Affiliate to, execute such IRS Form 8023 and file it with the IRS prior to the due date of such form, and Purchaser will provide Seller Parent a copy of such filing. Purchaser shall be responsible for the preparation and filing of all forms and documents required to effectuate the Section 338(h)(10) Election. In addition to the IRS Form 8023, Seller Parent shall, or shall cause its Affiliates to, execute and deliver to Purchaser such additional documents or forms as are reasonably requested to complete properly the Section 338(h)(10) Election at least thirty (30) days prior to the date such Section 338(h)(10) Election is required to be filed. Purchaser and Seller Parent shall file, and shall cause their Affiliates to file, all Tax Returns and statements, forms and schedules in connection therewith in a manner consistent with any Section 338(h)(10) Election and shall take no position contrary thereto unless required to do so by applicable Law.

7.12. Exclusivity. In the event of any inconsistency between the provisions of this Article VII, on the one hand, and the provisions of Article X, on the other hand, the provisions of this Article VII shall control as to Tax matters.

ARTICLE VIII

CLOSING CONDITIONS

8.1. Conditions Precedent to Purchaser’s Obligations. The obligation of Purchaser to consummate the transactions contemplated hereby is subject to the satisfaction or waiver of the following conditions on or before the Closing Date:

(a) (i) The Seller Fundamental Representations shall be true and correct in all but de minimis respects at and as of the Closing Date as though made at and as of the Closing Date, and (ii) all representations and warranties set forth in Article II and Article III of this Agreement (other than those set forth in clause (i) hereof) shall be true and correct, without giving effect to any limitation as to “materiality” or “Material Adverse Effect” or similar materiality qualification set forth therein, at and as of the Closing Date as though made at and as of the Closing Date, except for such failures to be true and correct as would not, in the aggregate, have a Material Adverse Effect; provided, however, that, with respect to clauses (i) and (ii) hereof, representations and warranties that are made as of a particular date or period shall be true and correct (in the manner set forth in clause (i) or (ii), as applicable), only as of such date or period;

(b) Seller Parent and the Company shall have performed and complied in all material respects with all of the covenants (other than Section 5.10(a)) required to be performed by them pursuant to this Agreement at or prior to the Closing;

(c) The Restructuring Transactions shall have been completed;

(d) The Company and its Subsidiaries shall have been released from any and all obligations in respect of any Indebtedness of Seller Parent and its Affiliates (other than the Company or any of its Subsidiaries, except with respect to the Crane identified as Unit Number 102590 on Schedule 2.20 of the Seller Disclosure Schedule, which obligations shall have been released), including the guarantees listed on Schedule 8.1(d) of the Seller Disclosure Schedule; and

(e) The Owner Settlement and Release Agreements shall be valid and binding and in full force and effect; provided that no party shall assert that this condition has not been satisfied solely due to the failure to be obtained of a consent, waiver or other instrument from the DOE or otherwise as the result of any action or inaction by the DOE relating to the Vogtle Settlement.

8.2. Conditions Precedent to the Company’s and Seller Parent’s Obligations. The obligations of the Company and Seller Parent to consummate the transactions contemplated by this Agreement are subject to the satisfaction or waiver of the following conditions on or before the Closing Date:

(a) (i) The Purchaser Fundamental Representations shall be true and correct in all but de minimis respects at and as of the Closing Date as though made at and as of the Closing Date, and (ii) all representations and warranties set forth in Article IV of this Agreement (other than those set forth in clause (i) hereof) shall be true and correct, without giving effect to any limitation as to “materiality” or “Material Adverse Effect” or similar materiality qualification set forth therein, at and as of the Closing Date as though made at and as of the Closing Date, except for such failures to be true and correct as would not, in the aggregate, have a Purchaser Material Adverse Effect; provided, however, that, with respect to clauses (i) and (ii) hereof, representations and warranties that are made as of a particular date or period shall be true and correct (in the manner set forth in clause (i) or (ii), as applicable), only as of such date or period; and

(b) Purchaser shall have performed and complied in all material respects with all of the covenants (other than Section 5.10(b)) required to be performed by Purchaser pursuant to this Agreement at or prior to the Closing.

8.3. Conditions Precedent to Each Party’s Obligations. The respective obligations of each party to consummate the transactions contemplated by this Agreement are subject to the satisfaction or waiver of the following conditions on or before the Closing Date:

(a) No judgment, decree or Order (whether temporary, preliminary or permanent) shall have been enacted, issued, promulgated, enforced or entered by any Governmental Authority, and no Law shall have been enacted, promulgated, enforced or entered by any Governmental Authority that, in any such case, continues to be in effect and makes illegal or otherwise prohibits the consummation of the transactions contemplated by this Agreement;

(b) (i) The waiting period applicable to the consummation of the transactions contemplated hereby under the HSR Act shall have expired or been terminated and (ii) all Regulatory Approvals shall have been obtained; and

(c) The Owner Releases shall be valid and binding and in full force and effect; provided that no party shall assert that this condition has not been satisfied solely due to the failure to be obtained of a consent, waiver or other instrument from the DOE or otherwise as the result of any action or inaction by the DOE relating to the Vogtle Release.

ARTICLE IX

TERMINATION

9.1. Termination. This Agreement may be terminated at any time prior to the Closing only as follows:

(a) by the mutual written consent of Seller Parent and Purchaser;

(b) by Purchaser, if there has been a material breach by Seller Parent or the Company of any covenant, representation or warranty contained in this Agreement that would prevent any condition in Section 8.1 to the obligations of Purchaser from being satisfied at the Closing and such breach has not been waived by Purchaser or cured by Seller Parent or the Company within sixty (60) days after Seller Parent’s or the Company’s receipt of written notice thereof from Purchaser; provided that this Agreement may not be terminated pursuant to this Section 9.1(b) at any time during which there is a pending Proceeding seeking specific performance pursuant to and in accordance with Section 12.17;

(c) by Seller Parent, if there has been a material breach by Purchaser of any covenant, representation or warranty contained in this Agreement that would prevent any condition in Section 8.2 to the obligations of Seller Parent and the Company from being satisfied at the Closing and such breach has not been waived by or on behalf of Seller Parent and the Company or cured by Purchaser within sixty (60) days after Purchaser’s receipt of written notice thereof from Seller Parent; provided that this Agreement may not be terminated pursuant to this Section 9.1(c) at any time during which there is a pending Proceeding seeking specific performance pursuant to and in accordance with Section 12.17;

(d) by Purchaser, if the Closing has not occurred on or before March 31, 2016; provided, that Purchaser shall not be entitled to terminate this Agreement pursuant to this Section 9.1(d) if Purchaser’s breach of this Agreement has been the primary cause of, or resulted in, preventing the consummation of the transactions contemplated hereby;

(e) by Seller Parent, if the Closing has not occurred on or before March 31, 2016; provided, that Seller Parent shall not be entitled to terminate this Agreement pursuant to this Section 9.1(e) if Seller Parent’s or the Company’s breach of this Agreement has been the primary cause of, or resulted in, preventing the consummation of the transactions contemplated hereby; or

(f) by Seller Parent or Purchaser if (i) any Governmental Authority that must grant a permit, authorization, consent, approval, expiration or termination required by Section 8.3(b) shall have denied such grant and such denial has become final and non-appealable or (ii) a permanent injunction or other Order that is final and non-appealable shall have been issued or taken preventing or prohibiting consummation of the transactions contemplated hereby; provided, however, that the right to terminate this Agreement pursuant to this Section 9.1(f) shall not be available to a party whose failure to fulfill any material obligation under this Agreement has been the cause of, or resulted in, such action or event.

Any party desiring to terminate this Agreement pursuant to clause (b), (c), (d), (e) or (f), or of this Section 9.1 shall give written notice of such termination to the other parties.

9.2. Effect of Termination. In the event of termination of this Agreement by Purchaser, the Company or Seller Parent as provided in Section 9.1, the provisions of this Agreement shall immediately become void and of no further force and effect (other than this Section 9.2, Section 5.8 (Confidentiality) and Article XII (Miscellaneous), each of which shall survive the termination of this Agreement), and there shall be no liability on the part of any party to another except for material breaches of this Agreement prior to the time of such termination.

ARTICLE X

INDEMNIFICATION

10.1. Survival Period. Other than with respect to the Fundamental Representations and the Specified Covenants, none of the representations, warranties, covenants (other than (a) with respect to the representation set forth in Section 2.12(d)(ii)(A), which shall survive after the Closing through the expiration of the statute of limitations period(s) applicable to such representation under ERISA (the “Multiemployer Plan Representation”) and (b) those covenants which by their terms are required to be performed following the Closing) or agreements set forth in this Agreement or any in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants or agreements, shall survive the Closing (and there shall be no liability for monetary damages after the Closing in respect thereof); provided that this Section 10.1 shall not limit the rights of the parties hereto to obtain an injunction or injunctions to prevent breaches of covenants or agreements contained in this Agreement, to enforce specifically the terms and provisions hereof or to obtain other equitable remedies with respect hereto; and provided, further, that Purchaser and Purchaser Parent may, until the six (6) month anniversary of the Closing Date, specifically enforce (but not seek or obtain monetary damages with respect to) the covenant set forth in Section 6.5; and provided, further, that nothing herein shall relieve either party for liability in respect of actual fraud.

10.2. Indemnification by Seller Parent. Subject to the applicable provisions and limitations of this Article X, after the Closing, Seller Parent shall indemnify Purchaser and each of its Affiliates (including, after the Closing, the Company and its Subsidiaries) and each of their officers, managers, directors, partners, members, employees, agents, Representatives, successors, and permitted assigns (the “Purchaser Indemnified Parties”) from and against any Loss that any Purchaser Indemnified Party suffers as a result of, arising out of or relating to, without duplication, (a) breach of a Seller Fundamental Representation, (b) any Indemnified Taxes, (c) any Excluded Liabilities, (d) any Special Loss, (e) breach of the Specified Covenants and (f) breach of the Multiemployer Plan Representation.

10.3. Related Matters.

(a) This Article X shall not (i) operate to interfere with or impede the operation of the provisions of Section 1.4(c) providing for the resolution of certain disputes relating to the Final Purchase Price between the parties and/or by an Independent Auditor or (ii) limit the rights of the parties hereto to obtain an injunction or injunctions to prevent breaches of this Agreement, to enforce specifically the terms and provisions hereof or to obtain other equitable remedies with respect hereto.

(b) The Purchaser Indemnified Parties shall not be entitled to recover any Losses relating to any matter to the extent such matter has been expressly included in the calculation of the Final Closing Indebtedness Amount, the Final Net Working Capital Amount or the Final Company Transaction Expenses.

(c) Any indemnification payment under this Agreement shall be treated as an adjustment to the Final All-In Purchase Price for Tax purposes.

(d) Each of Seller Parent and Purchaser, for itself and its Affiliates, successors and assigns, waives any right of set-off, netting, offset, reduction or similar right that it or its Affiliates, successors or assigns has or may have with respect to any indemnification payment hereunder; provided that such waiver shall not apply in respect of any claim for indemnification for any Third Party Claim or any other bona fide claim for indemnification made by the other party in good faith.

10.4. Indemnification by Purchaser. Subject to the applicable provisions of this Article X, after the Closing, Purchaser shall indemnify Seller Parent and its Affiliates, officers, managers, directors, partners, members, employees, agents, Representatives, successors, heirs and permitted assigns (collectively, the “Seller Parent Indemnified Parties”) against any Loss that any Seller Parent Indemnified Party suffers as a result of, arising out of or relating to, without duplication, (a) breach of a Purchaser Fundamental Representation, (b) any Assumed Liabilities and (c) any Guaranty Liability.

10.5. Defense of Third Party Claims.

(a) Promptly after the assertion by any Person that is not a party to this Agreement of any claim (a “Third Party Claim”) against any Person entitled to seek indemnification under Section 10.2 or Section 10.4 (an “Indemnitee”) that results or may result in the incurrence by such Indemnitee of any Loss for which such Indemnitee desires to seek indemnification under this Article X, such Indemnitee shall notify each Person from whom such indemnification could be sought hereunder with respect to such claim (collectively, the “Indemnitor”) of such claim in writing promptly after receiving notice of such claim, describing the claim, the amount thereof (if known and quantifiable) and the basis thereof in reasonable detail (such written notice, an “Indemnification Notice”); provided that the failure or delay to so notify an Indemnitor shall not relieve the Indemnitor of its obligations hereunder except to the extent that such failure or delay shall have caused the damages for which the Indemnitor is obligated to be greater than such damages would have been had the Indemnitee given the Indemnitor prompt notice hereunder. Any Indemnitor shall be entitled to participate in the defense of such Proceeding giving rise to an Indemnitee’s claim for indemnification at such Indemnitor’s expense, and at its option shall be entitled to assume the defense thereof by appointing a reputable counsel at such Indemnitor’s expense reasonably acceptable to the Indemnitee to be the lead counsel in connection with such defense; provided that the Indemnitee shall be entitled to participate in the defense of such claim and to employ counsel of its choice for such purpose; provided, further, however, that if the Indemnitee elects to participate in the defense of such claim, the fees and expenses of such counsel employed by the Indemnitee shall be borne by the Indemnitee and shall not be recoverable from such Indemnitor(s) under this Article X, unless (a) the named parties to such Proceeding (including any impleaded parties) include the Indemnitor and the Indemnitee and representation of both parties by the same counsel would not be permitted under applicable standards of professional conduct or such Indemnitee shall have been advised by its counsel that there may be one or more legal defenses available to the Indemnitee that are not available to such Indemnitor, or if available to such Indemnitor, the assertion of which would be adverse to or in conflict with the interests of the Indemnitee, or (b) if so requested to participate by the Indemnitor, in each such case the reasonable expense of one separate counsel for Indemnitee shall be paid by the Indemnitor. If the Indemnitor shall control the defense of any such claim, the Indemnitor shall be entitled to settle such claims or consent to the entry into any judgment; provided that the Indemnitor shall be required to obtain the prior written consent of the Indemnitee before entering into any such settlement or consenting to such judgment or ceasing to defend such claim if, pursuant to or as a result of such settlement or judgment, material injunctive or other equitable relief will be imposed against the Indemnitee, if such settlement or judgment is not solely for monetary relief and does not expressly and unconditionally release the Indemnitee from all liabilities and obligations with respect to such claim or such settlement of judgment adversely affects the Indemnitee in any material respect. Notwithstanding anything to the contrary contained herein, the Indemnitor shall not have the right to control the defense of a Third Party Claim (and the Indemnitee shall control such defense at the expense of the Indemnitor) to the extent that (i) it (A) seeks an injunction or equitable relief against the Indemnitee, (B) involves any criminal act or (C) involves any customer or supplier of the Company or its Subsidiaries, or (ii) the Indemnitor does not assume the defense within fifteen (15) Business Days after receipt of the Indemnification Notice. In all cases, the Indemnitee shall provide, to the extent permitted by applicable Law, its reasonable cooperation to the Indemnitor in defense of claims or litigation, including by making employees, information and documentation reasonably available during regular business hours. In no event will an Indemnitee consent to the entry of any judgment or enter into any settlement with respect to any Third Party Claim without the written consent of the Indemnitor (which such consent shall not be unreasonably withheld, conditioned and/or delayed) if any Indemnitee is seeking or will seek indemnification hereunder with respect to such matter; it being understood and agreed, for the avoidance of doubt, that any such consent of the Indemnitor to the entry of judgment or settlement shall not be deemed to be an admission or acknowledgement that any Indemnitee is entitled to indemnification hereunder with respect to any such Third Party Claim. Notwithstanding the foregoing, to the extent this Section 10.5(a) is inconsistent with Section 7.4 with respect to any Tax matter, the provisions of Section 7.4 shall control.

(b) Notwithstanding anything in Section 10.5(a) to the contrary, Seller Parent and its Affiliates (other than the Company and its Subsidiaries) shall have the sole and exclusive right to (i) direct and control the Litigation, including the defense, conduct and settlement thereof, (ii) employ and engage attorneys of their own choice with respect to the Litigation and (iii) settle or compromise the Litigation or consent to the entry of judgment, in each case without the consent of Purchaser. Purchaser shall provide and shall cause the Company and its Subsidiaries to provide, to the extent permitted by applicable Law, its reasonable cooperation in connection with the Litigation, including by making employees, information and documentation reasonably available during regular business hours. Notwithstanding anything to the contrary in this Section 10.5(b), Seller Parent and its Affiliates shall give reasonable advance notice to Purchaser with respect to any material developments or Proceeding with respect to any such Litigation and shall afford Purchaser the opportunity to attend any such event or Proceedings at Purchaser’s sole cost and expense. Seller Parent shall not agree to any settlement, compromise or discharge of such Litigation without the consent of Purchaser, not to be unreasonably withheld, delayed or conditioned, to the extent such settlement, compromise or discharge (i) requires any admission of wrongdoing by the Company or its Subsidiaries, (ii) involves a finding of any violations of Law by the Company or any of its Subsidiaries or (iii) imposes any adverse injunctive relief or other limiting restrictions on the future operations of the Business.

10.6. Determination of Loss Amount. The amount of any Loss subject to indemnification under this Article X shall be calculated net of any insurance proceeds actually received by the Indemnitee, and/or any Affiliate of the Indemnitee, on account of such Loss (such amount actually recovered shall be net of any increases in premiums, Taxes, any costs incurred in connection with such recovery or making claims under such insurance policies (including costs of collection or deductibles)).

10.7. No Right of Contribution. Seller Parent shall not, and none of its Affiliates shall, have any right of contribution against any of the Company or any of its Subsidiaries or their respective directors, officers, employees, Affiliates, agents, attorneys, Representatives, assigns or successors for any claim (including any Third Party Claim) asserted by any Purchaser Indemnified Party under this Article X, it being acknowledged and agreed that the representations and warranties, covenants and agreements of, or on behalf of, any of the Company or any of its Subsidiaries are solely for the benefit of the Purchaser Indemnified Parties.

ARTICLE XI

DEFINITIONS

11.1. Definitions. For purposes hereof, the following terms, when used herein with initial capital letters, shall have the respective meanings set forth herein:

“Advance Payroll Deposits” means amounts received by the Company or any Subsidiary of the Company from SCG&E prior to Closing in respect of advance payroll deposits for craft labor on the South Carolina Project.

“Affiliate” means a Person that is, directly or indirectly, through one or more intermediaries, controlling, controlled by or under common control with the Person in question. The term

“control,” as used in the immediately preceding sentence, means, with respect to a corporation or limited liability company, the right to exercise, directly or indirectly, 50% or more of the voting rights attributable to the shares or membership interests of such entity and, with respect to an entity that is not a corporation or limited liability company, 50% or more of the equity interests of such entity or the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such entity (it being agreed that, for purposes of this Agreement, (a) the Company and its Subsidiaries shall be Affiliates of Seller Parent prior to the Closing, but shall cease to be Affiliates of Seller Parent as of and after the Closing, and (b) the Company and its Subsidiaries shall not be Affiliates of Purchaser prior to the Closing, but shall be Affiliates of Purchaser as of and after the Closing).

“Agreed Principles” means the accounting principles, policies, methodologies, categorizations, definitions, practices, estimation techniques, assumptions and procedures set forth on Schedule 11.1(a) hereto.

“Amended CB&I Affiliate Scope Contracts” means, collectively, those contracts listed as such on Schedule 11.1(b), containing the amendments described in Schedule 11.1(b).

“Amended Containment Vessel Contracts” means, collectively, those contracts listed as such on Schedule 11.1(b), containing the amendments described in Schedule 11.1(b).

“AP1000 Business” means the Business, other than the NIS Business.

“Assumed Liabilities” means all claims or demands against or Liabilities of the Company or its Subsidiaries, the assets or properties thereof or otherwise related to the Business or the Projects, regardless of when or where such claims, demands or other Liabilities arose or arise, or whether the facts on which they are based occurred prior to, on or subsequent to the date hereof or the Closing Date, regardless of where or when or against whom such claims, demands or other Liabilities are asserted or determined or whether asserted or determined prior to, on or after the date hereof or the Closing Date, and regardless of whether arising from or alleged to arise from negligence, recklessness, violation of Law, misrepresentation or any other cause of action, including incremental costs of any E&DCRs provided to Seller Parent or its Subsidiaries or to Purchaser or its Subsidiaries after June 30, 2015 related to the CB&I Affiliate Scope Contracts; provided that “Assumed Liabilities” shall not include Excluded Liabilities or any Liability to the extent that Purchaser is entitled to indemnification therefor from Seller Parent pursuant to Article X.

“Atomic Energy Act” means the Atomic Energy Act of 1954, as amended.

“Benefit Plan” means each (a) “employee benefit plan” (as defined in Section 3(3) of ERISA, but excluding any Multiemployer Plan) and (b) each other plan, program, policy, agreement or written arrangement providing for employment, retention, change in control, individual consulting, bonus, commission, incentive compensation, stock purchase, equity or equity-based compensation, tax gross-up deferred compensation, retirement, pension, savings, severance, termination, transition, sick leave, vacation, loan, salary continuation, health, medical, dental, disability, accident, life insurance, educational assistance or other compensation or employee benefits, in each case of clauses (a) and (b), sponsored, maintained or contributed to, or required to be sponsored, maintained or contributed to, by the Company, or with respect to which the Company has any current or contingent Liability or obligation to or for the benefit of any Employee or individual independent contractor of any of the Company or any of its Subsidiaries.

“Business” means the business carried on by Seller Parent and its Affiliates of engineering, construction, procurement of supplies, management, design, supply of products, installation, start-up and testing of nuclear-fueled facilities in connection with the Projects, and the NIS Business; provided, however, that the “Business” shall not include (a) the Facilities and Plant Services Business, offering maintenance, plant engineering, reliability, turnaround, outage and other services to clients in the nuclear and fossil energy, oil and gas, manufacturing and refining industries, (b) the Power Fossil Business, offering engineering, procurement and construction services to the coal-fired and gas electric generating industry, (c) the Federal Services Business, offering environmental, engineering, construction and nuclear-related decommissioning, dismantling and disposal services to the U.S. federal government, (d) the Mixed Oxide Facility Project (MOX) at the Savannah River site, South Carolina, (e) the specific project at Humboldt Bay for Pacific Gas & Electric, and (f) the South Texas Project.

“Business Day” means any day except Saturday, Sunday, any statutory holiday in the State of New York or any other day on which the principal chartered banks in the State of New York are closed for business.

“CB&I Software” means the software marked as “License” on Schedule 2.10(e) of the Seller Disclosure Schedule.

“CFIUS Approval” means that the parties hereto (or their respective counsel) shall have received a written notification issued by CFIUS that it has concluded a review of the notification voluntarily provided pursuant to Exon-Florio and Section 5.7 and that (a) CFIUS has concluded its review or investigation of the transactions contemplated by this Agreement and that (i) the transactions do not constitute a “covered transaction,” (ii) there are no unresolved national security issues with respect to the transactions or (iii) the United States government will not take action to prevent, condition or suspend the transactions; or (b) the President of the United States has decided not to take any action to condition, suspend or prohibit the transactions; provided that written notice from CFIUS shall not be required if (x) the period under Exon-Florio during which CFIUS or the President of the United States must act shall have expired without any such action being threatened, announced or taken or (y) the President of the United States shall have announced (or otherwise communicated, directly or indirectly, to a party hereto) a decision not to take any action to condition, suspend or prohibit the transactions.

“China NIC” means that certain AP1000 Nuclear Island Contract for Nuclear Power Self-reliance Program Supporting Projects (Contract No. 07HT10500000293), by and between State Nuclear Power Technology Corporation Ltd., Sanmen Nuclear Power Company Ltd., Shangdong Nuclear Power Company Ltd., China National Technical Import & Export Corporation, and the consortium consisting of Purchaser Parent, Westinghouse Industry Products International Company LLC, Stone & Webster Asia, Inc. and Stone & Webster International, Inc. as amended or supplemented from time to time.

“China Project” means the project commonly referred to as the “AP1000 Nuclear Island Project” contemplated by the China NIC, including the Work thereunder, including among other things, the transfer of Purchaser Parent’s AP1000 nuclear energy technology and equipment to China.

“Closing Date” means the date on which the Closing shall occur.

“Closing Indebtedness Amount” means an amount, if greater than zero, equal to the aggregate amount of Indebtedness of the Company and its Subsidiaries on a consolidated basis outstanding at the Effective Time.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Transaction Expenses” means, without duplication the following amounts, fees, costs and expenses incurred or payable by or on behalf of Seller Parent or its Affiliates (including the Company and its Subsidiaries) (to the extent not paid prior to the Closing) in connection with the transactions contemplated by the Transaction Documents: (a) the aggregate value of all Transaction Incentive Payments and all termination or severance payments payable or to be paid by the Company or its Subsidiaries to any current or former employee, director, officer or consultant of the Company or any of its Subsidiaries or the Business in connection with the execution of this Agreement or the consummation of the transactions contemplated hereby, either alone or in combination with any other event(s), (b) any filing fees of Seller Parent or its Affiliates (including the Company and its Subsidiaries) associated with filings required by the HSR Act, (c) any fees and expenses of Seller Parent or its Affiliates (including the Company and its Subsidiaries) associated with obtaining necessary or appropriate waivers, consents or approvals of any Governmental Authority or third parties on behalf of any of the Company or any of its Subsidiaries, (d) any fees or expenses associated with obtaining the release and termination of any Liens or the releases referred to in Sections 5.9 and 8.1(d), (e) costs and expenses of legal counsel, investment bankers, brokers or other Representatives and consultants, including any success or similar fees of Seller Parent and its Affiliates (including the Company and its Subsidiaries), (f) any employment Taxes in respect of clause (a) or in connection with the exercise, cashing out or other treatment of any options or incentive equity, if any, in connection with the transactions contemplated by the Transaction Documents, and (g) any change of control or consent payments or similar amounts payable as a result of the consummation of the transactions contemplated hereby.

“Competition Laws” means the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other federal, state, local or non-United States statutes, rules, regulations, orders, decrees, administrative or judicial doctrines or other Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization, lessening of competition or restraint of trade.

“Consolidated Tax Return” means any Tax Return filed or required to be filed with respect to which the Company or any of its Subsidiaries joins with Chicago Bridge & Iron Company or any of its Affiliates (other than the Company and its Subsidiaries) to file such Tax Return on a consolidated, combined, unitary or similar basis.

“Consortium Agreements” means (a) the Consortium Agreement, effective as of April 8, 2008, by and between Purchaser Parent and the Company for the supply of AP1000 nuclear power unit(s) with respect to the Georgia Project, as amended and supplemented, and (b) the Consortium Agreement, effective as of May 23, 2008, by and between Purchaser Parent and the Company for the supply of AP1000 nuclear power unit(s) with respect to the South Carolina Project, as amended and supplemented.

“Contract” means any legally binding written or oral contract, agreement, loan or credit agreement, purchase order, note, bond, guaranty, mortgage, indenture, instrument, lease, sublease, or license or other legally binding commitment, arrangement, obligation, undertaking or understanding of any nature; provided, however, that none of the Project Agreements or the Consortium Agreements shall constitute a “Contract” for the purposes of Sections 2.4, 3.3 and 4.3.

“Deferred Purchase Price” means an amount equal to $250,000,000 less the DPP Deduction Amount, with 50% of such Deferred Purchase Price payable to Seller Parent or one of its Affiliates following the Substantial Completion of the first unit at the South Carolina Project and the remaining 50% payable to Seller Parent or one of its Affiliates following the Substantial Completion of the other unit at the South Carolina Project, but in no event prior to the first Business Day following January 1, 2020; provided, however, that in the event that (a) neither unit at the South Carolina Project reaches Substantial Completion by January 1, 2022, the Deferred Purchase Price shall be payable as follows: 50% payable to Seller Parent or one of its Affiliates following the Substantial Completion of the first unit at the Georgia Project and the remaining 50% payable to Seller Parent or one of its Affiliates following the Substantial Completion of the other unit at the Georgia Project or (b) only one of the units at the South Carolina Project reaches Substantial Completion by January 1, 2022, the Deferred Purchase Price shall be paid as follows: 50% payable to Seller Parent or one of its Affiliates following the Substantial Completion of the first unit at the South Carolina Project, 25% payable to Seller Parent or one of its Affiliates following the Substantial Completion of the first unit at the Georgia Project and the remaining 25% payable to Seller Parent or one of its Affiliates following the Substantial Completion of the other unit at the Georgia Project. As used herein, “Substantial Completion” shall have the meaning with respect to the Georgia Project and the South Carolina Project, respectively, ascribed to such terms in the Georgia EPC and the South Carolina EPC, respectively, as applicable.

“DOE” means the United States Department of Energy.

“DOE Waivers” means written waivers by the DOE under Section 10.3 of the Loan Guarantee Agreement in favor of each of the Georgia Power Company, Oglethorpe Power Company and Municipal Electric Authority of Georgia of any of the covenants in Section 7.4 of the Loan Guarantee Agreement or otherwise in the Loan Guarantee Agreement that affect the ability of any such party to enter into and perform its obligations under Vogtle Release and to release all the Claims/Obligations (as defined in the Vogtle Release) subject to the terms of the release thereunder.

“DPP Deduction Amount” means an amount equal to $211,000,000 less the Fixed Asset Value.

“E&DCRs” means Engineering and Design or Change Requests.

“Effective Time” means 12:01 a.m., New York, New York time, on the Closing Date.

“Employee Matters Agreement” means an agreement, entered into by and among the parties hereto concurrently with the execution of this Agreement.

“Environmental Law” means any Law, as now or hereafter in effect, relating to the protection of human health and safety, the environment or natural resources, including the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et seq.), the Hazardous Materials Transportation Act (49 U.S.C. App. § 1801 et seq.), the Resource Conservation and Recovery Act (42 U.S.C. § 6901 et seq.), the Clean Water Act (33 U.S.C. § 1251 et seq.), the Clean Air Act (42 U.S.C. § 7401 et seq.) the Toxic Substances Control Act (15 U.S.C. § 2601 et seq.), the Federal Insecticide, Fungicide, and Rodenticide Act (7 U.S.C. § 136 et seq.), and the Occupational Safety and Health Act (29 U.S.C. § 651 et seq.), as each has been or may be amended and the regulations promulgated pursuant thereto.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any Person required at any particular time to be aggregated with the Company under Section 4001 of ERISA or Section 414 of the Code.

“Excluded Liabilities” means any claim, demand or other Liability of the Company or any of its Subsidiaries to the extent (a) arising from the ownership or operation of the Company or any of its Subsidiaries or the Business prior to the Closing that does not arise from the ownership or operation of the AP1000 Business or the assets or properties of the AP1000 Business or to the Projects, (b) arising from the ownership or operation of the NIS Business by the Company or any of its Subsidiaries prior to the Closing unless arising at the site of a Project, (c) expressly retained by Seller Parent or any of its Affiliates pursuant to the terms of the Employee Matters Agreement, (d) relating to or arising in connection with the execution of the Restructuring Transactions (including from the failure of Seller Parent and its Affiliates to execute the Restructuring Transactions in accordance with Section 6.6(a)), or any assets or Liabilities retained by or transferred to Seller Parent and its Affiliates (which for the avoidance of doubt, shall not include the Company or any of its Subsidiaries) pursuant to the Restructuring Transactions, (e) constituting incremental costs of any E&DCRs provided to Seller Parent or its Subsidiaries on or prior to June 30, 2015 related solely to the CB&I Affiliate Scope Contracts, (f) the Litigation, (g) the South Texas Project, and (h) relating to or arising in connection with the Specified Contract solely in the circumstances set forth in Section 5.2(d).

“Exon-Florio” means the Exon-Florio amendments to the Omnibus Trade and Competitiveness Act of 1988, as amended by the Defense Authorization Act for Fiscal Year 1993, as amended, the Foreign Investment and National Security Act of 2007 and Sec. 721 of Title VII of the Defense Production Act of 1950 (50 U.S.C. App. 2170), as amended.

“Facility” shall have the meaning, with respect to the China Project, the Georgia Project and the South Carolina Project, respectively, ascribed to such term in the China NIC, the Georgia EPC and the South Carolina EPC, respectively, as applicable.

“Fixed Assets” means (a) the assets set forth on Schedule 2.20 of the Seller Disclosure Schedule and (b) any assets acquired between the date hereof and the Closing Date in accordance with Section 5.3 that are used or held for use in the operation or conduct of the Business.

“Fixed Asset Value” means the net book value of the Fixed Assets as of the Closing Date, calculated on the basis of the total asset acquisition cost of the Fixed Assets as of the Closing Date less the total accumulated depreciation cost of such Fixed Assets as of the Closing Date, as set forth in the statement delivered by Seller Parent to Purchaser at least three (3) Business Days prior to Closing; provided, however, that if Purchaser disagrees with Seller Parent’s calculation of the Fixed Asset Value, the Fixed Asset Value shall be finally determined in accordance with Schedule 1.3(d).

“Fundamental Representations” means the Seller Fundamental Representations and the Purchaser Fundamental Representations.

“General Enforcement Limitations” means bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar Laws affecting the enforcement of creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a Proceeding at law or in equity).

“Georgia EPC” means that certain Engineering, Procurement and Construction Agreement, dated as of April 8, 2008, by and between Georgia Power Company, for itself and as agent for Oglethorpe Power Corporation (an Electric Membership Corporation), Municipal Electric Authority of Georgia, the City of Dalton, Georgia, acting by and through its board of water, light and sinking fund commissioners and a consortium consisting of Purchaser Parent and the Company, for the Units 3 & 4 at the Vogtle Electric Generating Plant Site in Waynesboro, Georgia, as amended or supplemented from time to time.

“Georgia Project” means the project commonly referred to as the “Vogtle Project” contemplated by the Georgia EPC, including the Work thereunder, including among other things, the design, engineering, procurement, installation, construction and technical support of start-up and testing of equipment, materials and structures comprising the applicable Facility, and the businesses of the Company and its Subsidiaries related thereto.

“Government Officials” means, collectively, any officer or employee of a Government Authority, any Person acting for or on behalf of any Government Authority, any political party or official thereof and any candidate for political office.

“Governmental Authority” means any United States or foreign, federal, state, provincial or local government or political subdivision thereof or any court of competent jurisdiction, arbitral body, administrative, judicial or regulatory agency, department, commission, bureau or tribunal, self-regulatory body or authority or other governmental authority, domestic or foreign, including any instrumentality or entity designed to act for or on behalf of the foregoing, including any public service commission.

“Group” means, with respect to any Person, such Person and (a) such Person’s spouse, (b) a lineal descendant of such Person’s parents, the spouse of any such descendant or a lineal descendant of any such spouse and (c) a trustee of a trust (whether inter vivos or testamentary), all of the current beneficiaries and presumptive remaindermen of which are one or more such Persons or other members of his or her Group.

“Guaranty Liability” means, in the event that on or prior to Closing Georgia Power Company, Oglethorpe Power Company and Municipal Electric Authority of Georgia do not receive waivers by the DOE of, with respect to the Vogtle Release, each Vogtle Owner’s covenants in its respective Loan Guaranty Agreement that prohibit such Vogtle Owner from waiving any of its rights under the S&W Parent Guaranty and the Shaw Group Consent to Assignment, any amounts Seller Parent pays under the S&W Parent Guaranty following the Closing until such time as such consent is received.

“Hazardous Materials” means (a) any material, chemical, compound, substance, mixture or byproduct that is regulated under Environmental Laws as a “hazardous substance,” “hazardous material” or “hazardous waste,” including any “hazardous substances” regulated under the federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, 42 U.S.C. Section 9601, et seq., as amended, any “hazardous wastes” regulated under and the federal Resource Conservation and Recovery Act, 42 U.S.C. Section 6901, et seq., as amended, and any asbestos or asbestos containing materials and any polychlorinated biphenyls and (b) any other chemical, material or substance present in quantities or concentrations that, at the location where such quantities or concentrations are present, are prohibited by any Governmental Authority having jurisdiction thereon.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“HSR Approval” means the expiration or termination of the waiting period applicable to the consummation of the transactions contemplated hereby under the HSR Act.

“Improper Payment Laws” means the Foreign Corrupt Practices Act of 1977.

“Indebtedness” means, of any Person, without duplication, (a) the principal, accreted value, accrued and unpaid interest, prepayment and redemption premiums or penalties (if any), unpaid fees or expenses and other monetary obligations in respect of (i) indebtedness of such Person for money borrowed and (ii) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable; (b) all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (but excluding trade accounts payable and other accrued current liabilities arising in the Ordinary Course of Business (other than the current liability portion of any indebtedness for borrowed money)); (c) all obligations of such Person under leases required to be capitalized in accordance with GAAP; (d) all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction (in each case, to the extent drawn, it being understood that notwithstanding the foregoing, for the purposes of Schedule 2.6(b) of the Seller Disclosure Schedule, all such obligations shall be listed, whether or not drawn); (e) the liquidation value, accrued and unpaid dividends; prepayment or redemption premiums and penalties (if any), unpaid fees or expenses and other monetary obligations in respect of any redeemable preferred stock of such Person; (f) all obligations of the type referred to in clauses (a)

through (e) of any Persons for the payment of which such Person is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise, including guarantees of such obligations; and (g) all obligations of the type referred to in clauses (a) through (e) of other Persons secured by (or for which the holder of such obligations has an existing right, contingent or otherwise, to be secured by) any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person).

“Indemnified Taxes” means, without duplication, any Liability in respect of (a) any Taxes of Seller Parent (including any Taxes for which Seller Parent is responsible pursuant to Section 7.5), (b) any Taxes that are imposed by reason of the Company or any of the Company’s Subsidiaries having Liability for Taxes of another Person (i) by reason of Section 1.1502-6 of the Treasury Regulations (or any predecessor or successor thereof or any analogous or similar provision under state, local or foreign Law), (ii) arising under principles of transferee or successor liability or (iii) by reason of any contract entered into prior to the Closing, (c) all Taxes (A) of the Company or any of its Subsidiaries (or any predecessor thereof) for a Pre-Closing Tax Period, and (B) incurred by reason of or in connection with the consummation of the Restructuring Transactions and (d) any Taxes resulting from, arising out of or based on any Section 338(h)(10) Election.

“Independent Auditor” means KPMG, or if such firm is unwilling or unable to act, an accounting firm mutually agreeable to Purchaser and Seller Parent.

“Intellectual Property Rights” means all worldwide intellectual property rights (whether or not registered), including rights arising from or in respect of the following: (a) all patents and applications therefor, including continuations, divisionals, continuations-in-part, revisions, extensions, re-examinations or reissues thereof and patents issuing thereon, (b) all trademarks, service marks, trade names, service names, brand names, trade dress rights, logos, Internet domain names and corporate names, together with all goodwill associated with any of the foregoing, and all applications, registrations and renewals thereof, (c) all copyrights, moral rights, database and design rights and registrations and applications therefor, and works of authorship, together with all translations, adaptations, derivations, reversions, extensions and renewals thereof, (d) all rights in trade secrets, know-how, confidential business information, proprietary information, user lists, website statistics, formulas, designs and registration and regulatory data and information, and (e) all software and related documentation.

“IRS” means the United States Internal Revenue Service.

“Key Employee” shall have the meaning ascribed to such term in the Employee Matters Agreement.

“Knowledge of the Company” means the actual knowledge, after due inquiry, of each of Seth Rudolph and Kelly Trice.

“Knowledge of Purchaser” means the actual knowledge, after due inquiry, of each of Danny Roderick, Jeff Benjamin, Dhiraj Cherian, Mike Sweeney and Dan Sumner.

“Knowledge of Seller Parent” means the actual knowledge, after due inquiry, of each of Rich Chandler, Pat Mullen, Luciano Reyes, Michael Taff, Walt Coleman and, solely for purposes of Section 2.12(d), Charles Sekinger.

“Labor Agreement” means any collective bargaining or works council agreement or other collective labor Contract covering any Employee or individual independent contractor of any of the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries thereof is party or by which the Company or any of its Subsidiaries thereof is otherwise bound.

“Law” means, with respect to any particular Person, any United States or foreign, federal, national, supranational, state, provincial, local or similar statute, law (including common law), rule, regulation, ordinance, code, writ, award or other requirement, rule, policy or procedure (including compliance and testing procedures) or any other provision having the force and effect of law, of any Governmental Authority.

“Letter Agreement” means the letter agreement between Seller Parent and Purchaser Parent dated as of the date hereof.

“Leased Real Property” means the real property of the Business leased by a Company or any of its Affiliates, in each case, as tenant, together with all buildings and other structures, facilities or improvements located thereon and all easements, licenses, rights and appurtenances of the Company or any of its Subsidiaries relating to the foregoing.

“Liability” and “Liabilities” means any liability, debt, obligation, deficiency, Tax, penalty, assessment, fine, claim, cause of action or other loss, fee, cost or expense of any kind or nature whatsoever, whether asserted or unasserted, absolute, fixed or contingent, known or unknown, accrued or unaccrued, liquidated or unliquidated or otherwise, and whether due or to become due and regardless of when asserted.

“Lien” means any security interest, lien (statutory or otherwise), charge, claim, mortgage, option, pledge, right of first refusal, right of first offer, attachment, easement, covenant, hypothecation, right-of-way, encroachment or other restriction, encumbrance or right of any kind or nature whatsoever, including any collateral security arrangement or conditional or installment sales agreement, whether voluntarily incurred or arising by operation of law (other than those restrictions on transfer arising under applicable securities Laws).

“Litigation” means the matters set forth on Schedule 10.5(b) of the Seller Disclosure Schedule.

“Loan Guaranty Agreements” means the loan guaranty agreements between the DOE, Georgia Power Company, Oglethorpe Power Company and Municipal Electric Authority of Georgia.

“Look-back Date” means January 1, 2014.

“Loss” means any and all losses, Liabilities, costs, charges, damages, awards, obligations, claims, suits, actions, Proceedings, judgments, amounts paid in settlement, payments, fines, penalties, interest, fees, deficiencies, Taxes and expenses (including reasonable legal fees or expenses), including damages measured by lost profits or diminution in value, in each case, whether or not involving a Third Party Claim.

“Material Adverse Effect” means any change, effect, circumstance, event, occurrence, state of facts or development that is, or would be reasonably be expected to be, individually or in the aggregate, materially adverse to the business or financial condition of the Company and its Subsidiaries, taken as a whole; provided that, for purposes of this Agreement, a Material Adverse Effect shall not include any change, effect, circumstance, event, occurrence, state of facts or development resulting or arising from (and none of the following shall be deemed in and of themselves, either alone or in combination, to constitute a Material Adverse Effect): (a) changes to the industry in which the Company and its Subsidiaries operate; (b) changes in the general economic, political, financial, or capital markets conditions or the general condition of the financial, banking or securities markets (including interest rates, currency and credit markets); (c) any act of civil unrest, war or terrorism, including the engagement by a Governmental Authority in hostilities or the escalation thereof, whether or not pursuant to the declaration of a national emergency or war; (d) changes in Law or accounting rules, including GAAP, after the date hereof; (e) any “Act of God,” including any hurricane, fire, earthquake or other natural disaster; (f) compliance by Seller Parent or the Company or any of its Subsidiaries with its covenants and agreements contained in this Agreement (including the impact thereof on the relationships, contractual or otherwise, of the Company and its Subsidiaries with customers, suppliers, property owners and partners); (g) any act taken or omitted to be taken by or at the written request of or with the written consent of Purchaser or that is required by or contemplated by this Agreement; except in the case of clauses (a), (c), (d), (e), (f) and (g) above, to the extent any such change, circumstance, event, occurrence, state of facts or development has had (i) a direct adverse effect on the Projects or the Company and its Subsidiaries, taken as a whole, or (ii) a disproportionate adverse effect on the Projects or the Company and its Subsidiaries, taken as a whole, compared to other similarly situated companies that conduct business in the same industries or geographies as the Company and its Subsidiaries.

“Material Contract” means any Contract used or held for use in the operation or conduct of the Business and to which Seller Parent or any of its Affiliates is a party or by which any of their respective properties or assets used or held for use in the operation or conduct of the Business may be bound:

(a) which include non-competition, exclusivity or non-solicitation restrictions, or “most favored nation” arrangements;

(b) which contain a license grant to any Intellectual Property Rights (excluding commercially available off-the-shelf software available on reasonable terms for a license fee of no more than $1,000 per seat or $500,000 per year);

(c) which contain provisions for liquidated damages or penalties upon termination (payable by any of the Company or any of its Subsidiaries) in an amount greater than $1,000,000;

(d) under which there remains any obligation or Liability of the Company or any of its Subsidiaries in excess of $250,000 for or relating to the sale or lease of any of the assets of the Company or any of its Subsidiaries other than in the Ordinary Course of Business;

(e) with any current or former officer, director, employee or individual independent contractor of the Company or its Subsidiaries that (i) provides for guaranteed annual compensation exceeding $250,000 per year, (ii) cannot be terminated by the Company or any of its Subsidiaries without penalty or Liability immediately upon notice, (iii) provides for any Transaction Incentive Payments or (iv) is a Labor Agreement;

(f) which provide for co-investments, capital expenditures or the acquisition of fixed assets in excess of $2,000,000;

(g) which relate to the acquisition or disposition for an amount in excess of $5,000,000 of any equity, assets, business or real property or the merger or consolidation of any of the Company or any of its Subsidiaries in, or for joint ventures, strategic alliances, partnerships, licensing arrangements, or sharing of profits or proprietary information;

(h) which contain a guarantee, support, indemnification, assumption or endorsement of, or any similar Contract or commitment with respect to, the obligations, Liabilities (whether accrued absolute, contingent or otherwise) or assumed indebtedness of any other Person in excess of $250,000;

(i) which grants any Person an option or a first refusal, first offer or similar preferential right to purchase or acquire any material assets (including shares of capital stock) of any of the Company or any of its Subsidiaries;

(j) which are required to be capitalized under GAAP;

(k) which provide for payments by or to any of the Company or any of its Subsidiaries in excess of $1,000,000 in any fiscal year or $5,000,000 in the aggregate during the term thereof or require performance by any party more than five (5) years from the date hereof; or

(l) with a Governmental Authority that is a settlement agreement or similar Contract or Order or other administrative confirmatory action letter to which any of the Company or any of its Subsidiaries is a party.

“Milestone Payment” means each amount to be paid or payable on the terms and conditions set forth on Schedule 1.3(c).

“Multiemployer Plan” means a “multiemployer plan” as defined in Section 4001(a)(3) of ERISA.

“Net Proceeds Earnout Amount” shall have the meaning ascribed to such term in Schedule 1.3(b).

“Net Proceeds Earnout Increase Amount” means an amount equal to (a) the amount, if any, by which the Estimated Closing Date Purchase Price exceeds zero plus (b) if the amount of the Final Purchase Price exceeds the Estimated Closing Date Purchase Price, the amount by which the Final Purchase Price exceeds the Estimated Closing Date Purchase Price.

“Net Working Capital Amount” means (a) the consolidated current assets of the Company and its Subsidiaries minus (b) the consolidated current liabilities of the Company and its Subsidiaries, in each case, solely to the extent such assets and liabilities are described and set forth on Schedule 1.4(b) (and excluding any asset or liability accounts explicitly identified as being removed from such calculation on Schedule 1.4(b)); provided that, notwithstanding anything in this Agreement to the contrary, in no event will the determination of “Net Working Capital Amount” include (i) any items included in the Closing Indebtedness Amount or (ii) any Company Transaction Expenses.

“NIS Business” means the business carried on by Seller Parent and its Affiliates of providing nuclear services, including environmental services, to operating nuclear plants with focus on Life Cycle Management and Decontamination & Decommissioning markets, provided, however, that the “NIS Business” shall not include the business carried on by Seller Parent and its Affiliates through (a) the Facilities and Plant Services Business, offering maintenance, plant engineering, reliability, turnaround, outage and other services to clients in the nuclear and fossil energy, oil and gas, manufacturing and refining industries, (b) the Power Fossil Business, offering engineering, procurement and construction services to the coal-fired and gas electric generating industry, (c) the Federal Services Business, offering environmental, engineering, construction and nuclear-related decommissioning, dismantling and disposal services to the U.S. federal government, (d) the Mixed Oxide Facility Project (MOX) at the Savannah River site, South Carolina and (e) the specific project at Humboldt Bay for Pacific Gas & Electric.

“NRC” means the United States Nuclear Regulatory Commission.

“Nuclear Regulatory Agencies” means the NRC and any other federal, state or foreign agency having jurisdiction over the possession or use of radioactive materials, including any “NRC Agreement State” acting under delegated authority pursuant to section 274 of the Atomic Energy Act.

“Nuclear Regulatory Law” means the Atomic Energy Act, the Energy Reorganization Act of 1974 and Reorganization Plan No. 1 of 1980.

“Order” means any order, injunction, judgment, doctrine, decision, decree, ruling, writ, assessment or arbitration award of a Governmental Authority.

“Ordinary Course of Business” means the ordinary course of business of the Company and its Subsidiaries consistent with past practice.

“Owner Releases” means (a) the Vogtle Release and (b) the Mutual Release, dated October 27, 2015, between Seller Parent and the VC Summer Owner with respect to the South Carolina Project.

“Owner Settlement and Release Agreements” means (a) the Vogtle Settlement and (b) the Amendment to the South Carolina EPC, dated October 27, 2015, between Purchaser Parent and the VC Summer Owner with respect to the South Carolina Project.

“Payoff Letters” means, with respect to any payee of Indebtedness that is a part of the Closing Indebtedness Amount, a payoff letter in form and substance reasonably satisfactory to Purchaser

(A) stating the amount (including any outstanding interest thereunder and any prepayment penalties, fees, make-whole or similar amounts related to such payment) necessary to satisfy and terminate in full as of the Closing the Closing Indebtedness Amount with respect to such payee and (B) authorizing Purchaser to file all UCC termination statements and other releases necessary to evidence such satisfaction and termination of such portion of the Closing Indebtedness Amount and to enable the release of any Liens (other than Permitted Liens) relating thereto upon payment of such portion of the Closing Indebtedness Amount.

“Permit” means any clearance, exemption, approval, authorization, consent, license, permit or certificate of a Governmental Authority.

“Permitted Liens” means all of the following: (a) Liens for Taxes not yet due and payable as of the Closing or being contested in good faith through appropriate proceedings and, in each case, for which adequate reserves have been established therefor on the Financial Statements in accordance with GAAP; (b) mechanics, carriers’, workmen’s, or repairmen’s Liens arising or incurred in the Ordinary Course of Business; (c) Liens for amounts that are not yet delinquent or are being contested in good faith that would not reasonably be expected to be, individually or in the aggregate, materially adverse to the Company and its Subsidiaries, taken as a whole; (d) Liens securing liabilities that are reflected or reserved against in the Financial Statements in accordance with GAAP to the extent so reflected or reserved; (e) Liens which will be and are discharged or released either prior to, or simultaneously with, the Closing; (f) any condition that would be shown by a current, accurate survey or physical inspection of any real property owned or leased by the Company and its Subsidiaries; (g) zoning, building and similar restrictions; (h) Liens that have been placed by any developer, landlord or other third party on property owned by third parties over which the Company or any of its Subsidiaries have easement rights and subordination and similar agreements relating thereto, that do not materially adversely affect the Company and its Subsidiaries; (i) Liens not created by the Company or any of its Subsidiaries that affect the underlying fee interest of any real property leased by the Company or any of its Subsidiaries; (j) licenses or other rights granted to Intellectual Property; and (k) defects or imperfections of title or encumbrances not materially interfering with the ordinary conduct of the business of the Company and its Subsidiaries.

“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization and a Governmental Authority.

“Post-Closing Tax Period” means any taxable period that begins after the Closing Date, including the portion of any Straddle Period that begins after the Closing Date.

“Pre-Closing Tax Period” means any taxable period that ends on or before the Closing Date, including the portion of a Straddle Period ending on the Closing Date as determined in Section 7.8.

“Proceeding” means any judicial, administrative or arbitral actions, suits, charges, grievances, claims, mediations, investigations, inquiries, proceedings, audits, litigations, arbitrations, alternative dispute resolution procedures, hearings, examinations, proceedings or claims (including counterclaims) of any nature by or before any Governmental Authority.

“Project Agreements” means, collectively, the China NIC, the Georgia EPC and the South Carolina EPC.

“Project Litigation” means the Proceeding set forth on Schedule 11.1(d).

“Projects” means, collectively, the China Project, the Georgia Project and the South Carolina Project.

“Property Owners” means, collectively, (a) South Carolina Electric & Gas Company and the South Carolina Public Service Authority (collectively, the “VC Summer Owner”), and (b) Georgia Power Company, Oglethorpe Power Corporation, an electric membership corporation, Municipal Electric Authority of Georgia, a public body corporate and politic and an instrumentality of the State of Georgia, and the City of Dalton, Georgia, an incorporated municipality in the State of Georgia acting by and through its Board of Water, Light and Sinking Fund Commissioners (collectively, the “Vogtle Owner”).

“Purchaser Fundamental Representations” means the representations and warranties set forth in Section 4.2 (Authority) and Section 4.6 (Brokers).

“Purchaser Material Adverse Effect” means any change, effect, circumstance, event, occurrence, state of facts or development that, individually or in the aggregate, would reasonably be expected to prevent or materially impair or delay the ability of Purchaser to perform its obligations under this Agreement or to consummate the transactions contemplated by this Agreement.

“Regulatory Approvals” means HSR Approval and CFIUS Approval.

“Representatives” means, with respect to any Person, such Person’s Affiliates, directors, managers, officers, employees, shareholders, members, partners, consultants, accountants, attorneys, investment bankers, agents, experts and advisors, as applicable.

“Restructuring Transactions” means the transactions set forth on Schedule 6.6, as the same may be amended in accordance with Section 6.6.

“S&W Parent Guaranty” means the guarantee, dated and effective as of April 8, 2008, issued and executed by Shaw and furnished to the Property Owners, as amended or supplemented.

“SCE&G” means South Carolina Electric & Gas Company.

“Section 338(h)(10) Subsidiaries” means CB&I Contractors, Inc., CB&I Stone & Webster Construction Inc., CB&I Stone & Webster International Inc., CB&I Stone & Webster Asia Inc. and Shaw Nuclear Services Inc.

“Securities Act” means the Securities Act of 1933, as amended.

“Seller Fundamental Representations” means the representations and warranties set forth in Sections 2.2 (Authority), 2.3 (Capitalization), 2.7 (Ownership of the Transferred Equity Interests), 2.23 (Brokers), 3.2 (Authority), 3.5 (Title to the Transferred Equity Interests) and 3.6 (Brokers).

“Sharing Band” means (a) $305 million plus (b) any Net Proceeds Earnout Increase Amount.

“Shaw Group Consent to Assignment” means the consent, dated on or about February 20, 2014, pursuant to which Shaw consented to the assignment of the S&W Parent Guaranty to DOE in connection with the Loan Guaranty Agreements.

“South Carolina EPC” means that certain Engineering, Procurement and Construction Agreement, dated as of May 23, 2008, by and between SCE&G, for itself and as agent for the South Carolina Public Service Authority, and a consortium consisting of Purchaser Parent and the Company, as amended or supplemented from time to time.

“South Carolina Project” means the project commonly referred to as the “V.C. Summer Project” contemplated by the South Carolina EPC, including the Work thereunder, including among other things, the design, engineering, procurement, installation, construction and technical support of start-up and testing of equipment, materials and structures comprising the applicable Facility, and the businesses of the Company and its Subsidiaries related thereto.

“South Texas Project” means the project commonly referred to as the “South Texas Project” that relates to the phased approach to implementing an engineering, procurement and construction contract together with TANE in connection with the delivery of two advance boiling water reactors, including the work related to the engineering and procurement of the turbine island and balance of plant and project construction responsibilities related thereto.

“Special Loss” means any Loss resulting from, arising out of or relating to the failure of the representations and warranties set forth in Section 2.13(a) or Section 2.13(b) of this Agreement (disregarding any “materiality,” “Material Adverse Effect” or similar qualifications and any “knowledge” qualifications) to be true and correct in all material respects as of the date hereof or as of the Closing; provided that such Loss shall constitute a Special Loss only if and to the extent that it results from an act constituting actual fraud committed prior to the Closing by any officer, director, employee or Representative of Seller Parent or of any of its Affiliates (including, prior to the Closing, of the Company or any of its Subsidiaries) in connection with the ownership or operation of the Business.

“Specified Covenant” means the covenants contained in Sections 5.3(b)(ii), (v), (vi), (vii), (xiv), (xvi), (xvii), (xviii) and (xxi).

“Specified Project Costs” shall have the meaning ascribed to such term in Schedule 1.3(b).

“Specified Project Revenues” means the amount equal to all amounts received (or receivable) by Purchaser or Purchaser’s Affiliates (including, following the Closing, the Company and its Subsidiaries) subsequent to the Closing and prior to “Final Completion” under (and as defined in) the Project Agreements or relating to the Georgia Project or the South Carolina Project (including any amounts received or receivable in connection with any Proceeding relating to the Georgia Project or the South Carolina Project); provided that no such amounts receivable shall be included in any payment of Net Proceeds Earnout Amount until such time as they have actually been received by Purchaser or Purchaser’s Affiliates.

“Subsidiary” means, with respect to any Person, any corporation, association, partnership, limited liability company or other business entity of which 50% or more of the total voting power of equity securities or equity interests (including partnership interests) entitled (without regard to the occurrence of any contingency) to vote in the election of managers, directors, representatives or trustees thereof is at the time owned or controlled, directly or indirectly, by: (a) such Person; (b) such Person and one or more Subsidiaries of such Person; or (c) one or more Subsidiaries of such Person. The term “control,” as used in the immediately preceding sentence, means, with respect to a corporation or limited liability company, the right to exercise, directly or indirectly, 50% or more of the voting rights attributable to the shares or membership interests of such entity and, with respect to an entity that is not a corporation or limited liability company, 50% or more of the equity interests of such entity or the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such entity (it being agreed that, for purposes of this Agreement, (i) the Company and its Subsidiaries shall be Subsidiaries of Seller Parent prior to the Closing, but shall cease to be Subsidiaries of Seller Parent as of and after the Closing, and (ii) the Company and its Subsidiaries shall not be Subsidiaries of Purchaser prior to the Closing, but shall be Subsidiaries of Purchaser as of and after the Closing.

“Target Net Working Capital Amount” means $1,174,000,000.

“Tax” and “Taxes” means (a) all federal, state, local or foreign taxes, customs duties and governmental levies of any kind whatsoever, including all income, gross receipts, capital, sales, use, financial transaction, insurance, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, contributions to public or governmental funds, investment grants or subsidies, social security contributions and unemployment, excise, severance, stamp, escheat, occupation, property and estimated taxes, customs duties, fees, assessments and charges of any kind whatsoever, whether payable on the basis of a tax assessment or by direct payment, withholding, deduction or liability to account and (b) any interest, additions, penalties or other incidental payments or ancillary charges with respect thereto.

“Tax Return” or “Tax Returns” means any return, amended return or other report or notice (including elections, declarations, disclosures, schedules, estimates, claims for refund, Tax audit reports and information returns) filed or required to be filed with respect to any Tax and including, where permitted or required, combined, consolidated or unitary returns for any group of entities that includes the Company, any of the Company’s Subsidiaries or any of their Affiliates.

“Taxing Authority” means any Government Authority or other fiscal, revenue, customs and excise authority, body or official having jurisdiction over the assessment, determination, collection or imposition of any Tax.

“Toshiba Guarantees” means, collectively, (i) the Contribution and Guarantee Agreements, dated as of April 8, 2008, by and among Purchaser Parent, Toshiba Corporation, a Japanese stock corporation, Stone & Webster, Inc., a Louisiana corporation, and the Shaw Group, Inc., a Louisiana corporation, (for Vogtle project) and the (ii) the Contribution and Guarantee Agreements, dated as of May 23, 2008, by and among Purchaser Parent, Toshiba Corporation, a Japanese stock corporation, Stone & Webster, Inc., a Louisiana corporation, and the Shaw Group, Inc., a Louisiana corporation (for VC Summer project).

“Trademark and Domain Name Assignment Agreement” means a short-form trademark and domain name assignment agreement to be entered into by and among Purchaser and Seller Parent on the Closing Date, substantially in the form attached hereto as Schedule 11.1(c).

“Transaction Documents” means this Agreement and the Transition Services Agreement, the Trademark and Domain Name Assignment Agreement, the Employee Matters Agreement and the Letter Agreement.

“Transaction Incentive Payment” means any transaction, retention, change-in-control, “stay,” “deal” or success bonuses, phantom equity or similar cash incentive payments payable or to be paid by any of the Company or any of its Subsidiaries to any current or former employee, director, officer or individual independent contractor of any of the Company or any of its Subsidiaries in connection with the execution of this Agreement or the consummation of the transactions contemplated hereby, either alone or in combination with any other event(s).

“Transferred Software” means the software marked as “Transfer” on Schedule 2.10(e) of the Seller Disclosure Schedule.

“Transition Services Agreement” means a transition services agreement, to be entered into by and among Purchaser and Seller Parent on the Closing Date, on the terms attached hereto as Schedule 11.1(d).

“Treasury Regulations” means the U.S. Department of Treasury regulations promulgated under the Code, as such regulations may be amended from time to time.

“VC Summer Owner” shall have the meaning ascribed to such term in the definition of Property Owner.

“Vogtle Owner” shall have the meaning ascribed to such term in the definition of Property Owner.

“Vogtle Release” means the Mutual General Release, dated October 27, 2015, between Seller Parent and the Vogtle Owner with respect to the Georgia Project.

“Vogtle Settlement” means the Binding Term Sheet, dated October 27, 2015, between Purchaser Parent and the Vogtle Owner with respect to the Georgia Project.

“WARN Act” means, collectively, the Worker Adjustment and Retraining Notification Act and any similar U.S. state or local or non-U.S. “mass layoff” or “plant closing” Law.

“Withdrawal Liability” means liability to a Multiemployer Plan as a result of a “complete withdrawal” or “partial withdrawal” from such Multiemployer Plan, as such terms are defined in Part I of Subtitle E of Title IV of ERISA.

“Work” shall have the meaning, with respect to the China Project, the Georgia Project and the South Carolina Project, respectively, ascribed to such term in the China NIC, the Georgia EPC and the South Carolina EPC, respectively, as applicable.

11.2. Cross-Reference of Other Definitions. Each capitalized term listed below is defined in the corresponding Section of this Agreement:

Term	Section No.

Acquisition Transaction	5.5(a)
Aggregate Purchase Price	1.2(a)(iv)
Agreement	Preamble
Allocation Schedule	1.6
Antitrust Division	5.7(a)
Backstop L/C	5.2(c)
CFIUS	5.7(d)
Closing	1.1
Closing Date Purchase Price	1.2(a)(i)
Closing Payment Statement	1.4(a)
Closing Statement	1.4(b)
COBRA	2.12(d)
Company	Preamble
Company Documents	2.2
Company Marks	5.6(a)
Computer Systems	2.10(e)
Confidentiality Agreement	5.8
Constitutive Documents	6.2
Covenant Term	6.3(a)
Covered Person	6.2
Current Representation	12.15
Designated Person	12.15
Employees	2.11(e)
Estimated Closing Date Purchase Price	1.4(a)
Estimated Closing Indebtedness Amount	1.4(a)
Estimated Company Transaction Expenses	1.4(a)
Estimated Net Working Capital Amount	1.4(a)
Final All-In Purchase Price	1.4(e)
Final Closing Indebtedness Amount	1.4(d)
Final Company Transaction Expenses	1.4(d)
Final Net Working Capital Amount	1.4(d)
Final Purchase Price	1.4(d)
Financial Statements	2.6(a)
FTC	5.7(a)
GAAP	1.4(f)
Guaranteed Obligations	12.20(a)
Guaranty	12.20(a)
Indemnification Notice	10.5(a)

Term	Section No.

Indemnitee	10.5(a)
Indemnitor	10.5(a)
Internal Controls	2.6(c)
Key Assets	2.20
Multiemployer Plan Representation	10.1
Non-U.S. Plans	2.12(i)
Objections Statement	1.4(b)
Organizational Documents	2.1
Outlier Leased Real Property	6.10
Post-Closing Representation	12.15
Pre-Closing Date Insured Event	6.8(a)(i)
Purchaser	Preamble
Purchaser Confidential Information	6.3(c)
Purchaser Indemnified Parties	10.2
Purchaser Parent	Preamble
Registered Intellectual Property	2.10
Related Persons	2.18
Restricted Business	6.3(a)
Restricted Purchaser Solicitors	6.3(b)
Restricted Solicitors	6.3(b)
Revised Statements	1.6
Section 338(h)(10) Election	7.11
Seller Disclosure Schedule	Article II
Seller Guarantee	5.2(d)
Seller Insurance Arrangement	6.8(a)
Seller L/C Obligations	5.2(c)
Seller L/Cs	5.2(c)
Seller Parent	Preamble
Seller Parent Indemnified Parties	10.4
Shaw	Recitals
Specified Contract	5.2(d)
Specified Contract Consent	5.2(d)
Straddle Period	7.8
Tax Claim	7.4(a)
Tax Notice	7.4(a)
Third Party Claim	10.5(a)
Transfer Taxes	7.5
Transferred Equity Interests	Recitals

ARTICLE XII

MISCELLANEOUS

12.1. Expenses. Except as otherwise set forth in this Agreement, each party shall bear all of its costs and expenses incident to its obligations under and in respect of this Agreement and the transactions contemplated hereby, including any such costs and expenses incurred by any party in connection with the negotiation, preparation and performance of and compliance with the terms of this Agreement, including the costs and expenses of legal counsel, investment bankers, brokers or other Representatives and consultants and any success or similar fees. For the avoidance of doubt, in no event shall Purchaser be responsible for or bear the Company Transaction Expenses or any portion thereof.

12.2. Notices. All notices, demands, requests or other communications that may be or are required to be given, served or sent pursuant to this Agreement will be in writing and will be mailed by first-class, registered or certified mail, return receipt requested, postage and charges prepaid, or transmitted by hand delivery, overnight courier, facsimile or electronic mail transmission addressed as follows:

(a)    if to Seller Parent or the Company prior to Closing, to:

Chicago Bridge & Iron Company N.V.

One CB&I Plaza

2103 Research Forest Drive

The Woodlands, TX 77830

Attention: Rich Chandler

Fax:         (832) 513-1791

E-Mail:    rchandler@cbi.com

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street New York, NY 10019 Attention: Gordon S. Moodie

Fax:         (212) 403-2180

E-Mail:    gsmoodie@wlrk.com

(b)    if to Purchaser, Purchaser Parent, or to the Company following Closing, to:

Westinghouse Electric Company LLC

1000 Westinghouse Drive

Cranberry, PA 16066

Attention: Michael T. Sweeney

Fax:         (724) 940-8508

E-Mail:    sweenemt@westinghouse.com

with a copy (which shall not constitute notice) to:

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

Attention: Howard Chatzinoff

Fax:        (212) 310-8340

E-Mail:    howard.chatzinoff@weil.com

Each party may designate by notice in writing a new address to which any notice, demand, request or communication may thereafter be so given, served or sent. Each notice, demand, request or communication that is mailed, delivered or transmitted in the manner described in this Section 12.2 will be deemed sufficiently given, served, sent and received for all purposes (i) on the date on which it was delivered to the addressee (with the signed return receipt, the delivery receipt or the affidavit of messenger being deemed conclusive evidence of such delivery) or at such time as delivery was refused by the addressee upon presentation, (ii) on the day on which it was sent by facsimile transmission or electronic mail (with the date of the answer back or read receipt being deemed conclusive evidence of the date such notice was sent) or (iii) if mailed as provided in this Section 12.2, three (3) days after the date on which it was deposited in a regularly maintained receptacle for the deposit of United States mail.

12.3. Press Releases and Communications. The initial press releases announcing the execution of this Agreement have been agreed upon and shall be issued by each party at the agreed upon time. From and after the date hereof, no press release or public announcement related to this Agreement or the transactions contemplated hereby, whether prior to or following the Closing, shall be issued or made by any party without the approval of Purchaser and Seller Parent, except as any party believes in good faith and based on reasonable advice of counsel is required by applicable Order, judgment or decree of a Governmental Authority, applicable Law or applicable stock exchange regulation, in which case, to the extent reasonably practicable, Purchaser and Seller Parent shall have the right to review and comment upon such press release or public announcement prior to its issuance, making or publication. The foregoing notwithstanding, following the issuance of any jointly approved or reviewed press release or public announcement, any party may make further press releases or public announcements without the review of any other party if such further press releases or public announcements contain only information that was contained in the previously reviewed press releases or public announcements and other publicly available information; provided, however, that the foregoing shall not restrict disclosures of information made by or on behalf of Purchaser or the Seller Parent or any of their Affiliates that identifies the Company or its Subsidiaries on such Person’s or any of its Affiliates’ websites.

12.4. Successors and Assigns. Except as otherwise expressly provided herein, this Agreement will bind and inure to the benefit of the parties and their respective successors and permitted assigns. Neither the Company nor Seller Parent may assign this Agreement without the prior written consent of Purchaser. Purchaser may not assign this Agreement without the prior written consent of Seller Parent; provided, however, that Purchaser may, without obtaining the prior written consent of any Person, assign, delegate or transfer its rights and obligations under this Agreement to any wholly owned Subsidiary of Purchaser Parent (provided that no such assignment, delegation or transfer shall relieve Purchaser of its obligations hereunder).

12.5. Amendment and Modification. This Agreement may be amended, modified or supplemented only by an agreement in writing signed by each party.

12.6. Waiver. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

12.7. Entire Agreement. This Agreement (including the schedules and exhibits hereto) and the other Transaction Documents, together with the Confidentiality Agreement, represent the entire understanding and agreement between the parties hereto with respect to the subject matter hereof and thereof, and supersede all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter.

12.8. Counterparts. This Agreement may be executed (including by facsimile or electronic transmission) in any number of counterparts, and each such counterpart will be deemed to be an original instrument, but all such counterparts together will constitute but one agreement. The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, shall be sufficient to bind the parties to the terms and conditions of this Agreement.

12.9. No Third-Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person, other than the parties to this Agreement or their respective successors and permitted assigns, any rights, remedies or liabilities under or by reason of this Agreement, other than Sections that are specifically for the benefit of the Seller Indemnified Parties, the Purchaser Indemnified Parties and Covered Persons and the Persons set forth in Section 12.18 and Section 12.19, each of which is intended to be for the benefit of the Persons covered thereby or to be paid thereunder and may be enforced by such Persons.

12.10. Severability. If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

12.11. Governing Law; Venue. This Agreement (and any claims, causes of action or disputes that may be based upon, arise out of or relate hereto or thereto, to the transactions contemplated hereby and thereby, to the negotiation, execution or performance hereof or thereof, or to the inducement of any party to enter herein and therein, whether for breach of contract, tortious conduct or otherwise and whether predicated on common law, statute or otherwise) will be governed by and construed in accordance with the laws of the State of Delaware applicable to contracts made and to be performed wholly therein (without reference to any principles of conflicts of laws). Except as otherwise expressly provided in this Agreement, any Proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in any State or Federal court sitting in the State of Delaware, and each of the parties hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such Proceeding and irrevocably waives, to the fullest extent permitted by Law, any objection which it may now or hereafter have to the laying of the venue of any such Proceeding in any such court or that any such Proceeding which is brought in any such court has been brought in an inconvenient form. Process in any such Proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 12.2 shall be deemed effective service of process on such party.

12.12. Waiver of Jury Trial. EACH PARTY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVES, AND UNDERSTANDS THAT EACH OTHER PARTY IS RELYING THEREON, ANY PRESENT OR FUTURE RIGHT TO A TRIAL BY JURY IN ANY CASE OR CONTROVERSY IN WHICH ANY PARTY TO THIS AGREEMENT IS OR BECOMES SUBJECT, WHICH CASE OR CONTROVERSY ARISES OUT OF, OR IS IN RESPECT TO, THIS AGREEMENT OR THE PERFORMANCE HEREOF. EACH PARTY HERETO HEREBY FURTHER WAIVES TRIAL BY JURY IN ANY CASE OR CONTROVERSY BROUGHT BY ANY PARTY AGAINST ANY LENDER PARTY IN ANY MATTER WHATSOEVER ARISING OUT OF OR IN RESPECT TO THIS AGREEMENT OR THE PERFORMANCE HEREOF.

12.13. Disclosure Schedules. Each section of the Seller Disclosure Schedule shall be deemed to incorporate by reference all information disclosed in any other section of the Seller Disclosure Schedule to the extent that the relationship of such disclosure to such other Section of this Agreement is reasonably apparent. The inclusion of information in the Seller Disclosure Schedule shall not be construed as or constitute an admission or agreement to any Person that a violation, right of termination, default, liability or other obligation of any kind exists with respect to any item.

12.14. References. The table of contents and the Section and other headings and subheadings contained in this Agreement and the Exhibits hereto are solely for the purpose of reference, are not part of the agreement of the parties and shall not in any way affect the meaning or interpretation of this Agreement or any Exhibit hereto. All references to days or months shall be deemed references to calendar days or months. All references to “$” or “dollars” shall be deemed references to United States dollars. Any reference in this Agreement to wire transfers or other payments requires payment in dollars of the United States of America unless some other currency is expressly stated in that reference. Unless the context otherwise requires, any reference to a “Section,” “Exhibit” or “Schedule” shall be deemed to refer to a Section of this Agreement, Exhibit to this Agreement or Schedule to the Disclosure Schedule (which is a part of this Agreement), as applicable. The words “hereof,” “herein” and “hereunder” and words of similar import referring to this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement. The words “include,” “includes” and “including” shall be deemed to be followed by the words “without limitation.” The terms defined in this Agreement include the singular as well as the plural. Whenever the context requires, the gender of all words used in this Agreement includes the masculine, feminine and neuter.

12.15. Waiver of Conflicts Regarding Representation; Nonassertion of Attorney-Client Privilege. Each of Purchaser and Purchaser Parent waives and will not assert, and agrees to cause its Subsidiaries, including the Company and its Subsidiaries, to waive and not to assert, any conflict of interest arising out of or relating to the representation, after the Closing (the “Post-Closing Representation”), of Seller Parent, any of its Subsidiaries or any shareholder, officer, employee or director of Seller Parent or any of its Subsidiaries (any such Person, a “Designated Person”) in any matter involving this Agreement or any agreements or transactions contemplated hereby, by any legal counsel currently representing Seller Parent or any of its Subsidiaries in connection with this Agreement or any agreements or transactions contemplated hereby (the “Current Representation”). Each of Purchaser and Purchaser Parent waives and will not assert, and agrees to cause its Subsidiaries, including the Company and its Subsidiaries, to waive and not to assert, any attorney-client privilege with respect to any communication between any legal counsel and any Designated Person occurring during the Current Representation in connection with any Post-Closing Representation, including in connection with a dispute with Purchaser, Purchaser Parent or their Subsidiaries, including the Company and its Subsidiaries (including in respect of any claim for indemnification by any Purchaser Indemnified Party), it being the intention of the parties hereto that all such rights to such attorney-client privilege and to control such attorney-client privilege shall be retained by Seller Parent; provided that the foregoing waiver and acknowledgement of retention shall not extend to any communication not involving this Agreement or any agreements or transactions contemplated hereby, or to communications with any Person other than the Designated Persons and their advisors. Accordingly, from and after Closing, the Company and its Subsidiaries shall not have any access to any such communications or to the files of the Current Representation or to internal counsel relating to such engagement, and none of Purchaser, Parent Purchaser or their Subsidiaries, including the Company and its Subsidiaries, or any Person acting or purporting to act on their behalf shall seek to obtain the same by any process on the grounds that the privilege attaching to such communications and files belongs to Seller Parent.

12.16. Construction. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event of an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

12.17. Specific Performance. The parties hereto hereby acknowledge and agree that the failure of any party to perform its agreements, obligations (including its obligation to consummate the transactions contemplated by this Agreement) and covenants hereunder will cause irreparable injury to the other parties, for which damages, will not be an adequate remedy

(including with respect to the restrictive covenants and agreements contained in Section 6.2). Accordingly, Purchaser, Purchaser Parent, the Company and Seller Parent hereby consent to the issuance of injunctive relief by any court of competent jurisdiction to compel performance of such party’s agreements, obligations and covenants, and to the granting by any court of the remedy of specific performance of its obligations hereunder, in addition to any other remedy to which the parties are entitled at law or in equity.

12.18. Mutual Release.

(a) Effective as of the Closing, and without limiting the rights of Purchaser or the Company and its Subsidiaries under this Agreement, any Transaction Document or any other agreements among the parties hereto or their Affiliates specifically referencing this Agreement, Purchaser and the Company and the Company’s Subsidiaries, on each of its own behalf and on behalf of each of its Subsidiaries and Affiliates and their respective successors and assigns, hereby unconditionally and irrevocably, waive any and all rights, defenses, claims or causes of action (including rights of contributions) known and unknown, foreseen and unforeseen, arising prior to or on the Closing that each of Purchaser and the Company and/or its Subsidiaries have or may in the future have against Seller Parent, its Affiliates or any of its or its Affiliates’ respective directors, officers, employees or equityholders, in each case arising out of, resulting from or relating to the Projects, the Business, the Project Agreements, the Consortium Agreements and any Liability or Loss relating thereto (it being understood that this Section 12.18 shall not apply to warranty obligations, if any, under the CB&I Affiliate Scope Contracts (as the same are being amended as provided in Schedule 11.1(b)).

(b) Effective as of the Closing, and without limiting the rights of Seller Parent or its Affiliates under this Agreement, any Transaction Document or any other agreements among the parties hereto or their Affiliates specifically referencing this Agreement, Seller Parent, on its own behalf and on behalf of its Subsidiaries and Affiliates and their respective successors and assigns, hereby unconditionally and irrevocably, waives any and all rights, defenses, claims or causes of action (including rights of contributions) known and unknown, foreseen and unforeseen, arising prior to or on the Closing that they (or any of its respective successors or assigns) have or may in the future have against Purchaser, its Affiliates (including, following the Closing, the Company and/or its Subsidiaries) or any of its or its Affiliates’ respective directors, officers, employees or equityholders, in each case arising out of, resulting from or relating the Projects, the Business, the Project Agreements, the Consortium Agreements and any Liability or Loss relating thereto. Seller Parent acknowledges that, effective as of the Closing, each of the Toshiba Guarantees shall be terminated and neither Seller Parent nor any of its Affiliates shall have any further rights or Liabilities thereunder.

12.19. Non-Recourse. This Agreement may only be enforced against, and a claim or cause of action based upon, arising out of or related to this Agreement may only be brought against a signatory to this Agreement and then only with respect to the specific obligations set forth herein with respect to such party. Except to the extent a signatory to this Agreement, no present, former or future Affiliate, officer, director, employee, incorporator, member, partner, stockholder, agent, attorney or other Representative of any party or their Affiliates shall have any Liability (whether in contract, in tort or otherwise) for any obligations or Liabilities of any party that is not otherwise expressly identified as a signatory hereto, and no recourse shall be brought or granted against any of them, by virtue of or based upon any alleged misrepresentation or inaccuracy in or breach of any of the representations, warranties, agreements or covenants of any party hetero under this Agreement for any claim based upon, in respect of, or by reason of, the transactions contemplated hereby or in respect of any oral representations made or alleged to have been made in connection herewith or therewith; provided that the provisions of this Section 12.19 shall not apply to the mutual releases contained in Section 12.18. The provisions of this Section 12.19 are intended to be for the benefit of, and enforceable by the Affiliates officers, directors, employees, incorporators, members, partners, stockholders, agents, attorneys and other Representatives referenced in this Section 12.19 and each such Person shall be a third party beneficiary of this Section 12.19.

12.20. Purchaser Parent Guaranty.

(a) Purchaser Parent hereby irrevocably, absolutely and unconditionally guarantees to Seller Parent each and every obligation and liability of Purchaser hereunder, and the full and timely payment and performance of Purchaser’s obligations hereunder, in each case through the Closing (together with any and all reasonable fees, costs and expenses (including but not limited to reasonable attorneys’ fees) that may be paid or incurred by Seller Parent or its Affiliates in enforcing the Guaranty, the “Guaranteed Obligations”) (the “Guaranty”). Purchaser Parent agrees and acknowledges that the Guaranty is a guarantee of payment and performance and not merely of collection and that the Guaranty is full and unconditional, and no release or extinguishment of Purchaser’s obligations or liabilities under this Agreement, whether by decree in any bankruptcy proceeding or otherwise, shall affect the continuing validity and enforceability of the Guaranty. Purchaser Parent agrees and acknowledges that Seller Parent is relying on the Guaranty in entering into this Agreement and that this Guaranty is a material inducement to Seller Parent’s willingness to enter into this Agreement.

(b) Purchaser Parent hereby agrees that if any Guaranteed Obligation is not paid when and as due, Seller Parent may notify Purchaser Parent of such non-payment, whereupon Purchaser Parent shall cause Purchaser to promptly pay or Purchaser Parent shall promptly pay, as the case may be, such Guaranteed Obligation.

(c) The obligations of Purchaser Parent under this Guaranty shall be absolute and unconditional, present and continuing, irrespective of any bankruptcy proceeding involving Seller Parent or any voluntary or involuntary liquidation, dissolution or winding up of the affairs of or termination of the existence of Seller Parent, or any circumstance that might constitute a legal or equitable discharge of a guarantor.

(d) Purchaser Parent hereby waives and agrees not to assert notice of acceptance of this Guaranty, presentment, demand, protest, or (except only as set forth in Section 12.20(b)) any notice of any kind whatsoever, with respect to any or all of the Guaranteed Obligations, and promptness in making any claim or demand hereunder; and no act or omission of any kind shall in any way affect or impair this Guaranty. Purchaser Parent also waives and agrees not to assert (i) any requirement, and any right to require, that any right or power be exercised or any action be taken against Purchaser or any other Person or any assets for any of the Guaranteed Obligations and any right to require Seller Parent to require Purchaser Parent, as a condition of payment or performance by Purchaser Parent under the Guaranty, to proceed against Purchaser or pursue any other remedies whatsoever, (ii) to the fullest extent permitted by Law, any defenses or benefits that may be derived from or afforded by Law that limit the liability or exonerate guarantors or sureties, and (iii) any and all promptness, diligence, notice of the creation, renewal, extension or accrual of any of the Guaranteed Obligations and notice of or proof of reliance by Seller Parent upon this Guaranty or acceptance of this Guaranty.

(e) This Guaranty shall continue to be effective or be reinstated, as the case may be, if at any time payment, observance or performance, or any part thereof, of any of the Guaranteed Obligations is rescinded or must otherwise be restored or returned by the Seller Parent upon the insolvency, bankruptcy or reorganization of Purchaser, all as though such payment, observance or performance had not been made.

(f) Purchaser Parent is a limited liability company duly formed, validly existing and in good standing under the laws of the jurisdiction of its organization and has all necessary power and authority to enter into this Agreement. The execution and delivery of this Agreement by Purchaser Parent and the performance by Purchaser Parent of its obligations hereunder have been duly authorized by all requisite action on the part of Purchaser Parent. This Agreement has been duly executed and delivered by Purchaser Parent, and (assuming due authorization, execution and delivery by the other parties hereto) this Agreement constitutes the legal, valid and binding obligation of Purchaser Parent, enforceable against Purchaser Parent in accordance with its terms.

(g) If Purchaser Parent or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then proper provisions shall be made so that the successors and assigns of Purchaser Parent or any of its successors or assigns assumes all of the obligations set forth in this Section 12.20.

[Remainder of this Page Left Blank Intentionally; Signature Page Follows]

IN WITNESS WHEREOF, the undersigned have caused this Purchase Agreement to be executed as of the date first written above.

CHICAGO BRIDGE & IRON COMPANY N.V.

By:	/s/ Philip K. Asherman
Name: Philip K. Asherman
Title: Chief Executive Officer and President

[SIGNATURE PAGE TO PURCHASE AGREEMENT]

WSW ACQUISITION CO., LLC

By:	/s/ David C. Durham
Name: David C. Durham
Title: President

WESTINGHOUSE ELECTRIC COMPANY LLC

By:	/s/ Daniel L. Roderick
Name: Daniel L. Roderick
Title: President and Chief Executive Officer

[SIGNATURE PAGE TO PURCHASE AGREEMENT]

CB&I STONE & WEBSTER, INC.

By:	/s/ Richard E. Chandler, Jr.
Name: Richard E. Chandler, Jr.
Title: Director

[SIGNATURE PAGE TO PURCHASE AGREEMENT]